Marubeni
CORPORATION

2007 DEC 27 P 2:49

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

07028788

SUPPL

Date: 2007/12/25

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed. We would be grateful if you could check on the enclosed and keep it in your file. Thank you.

- *Financial Results for FY2007 1H (US GAAP Basis)
- *Summary of Consolidated Financial Results for FY2007 1H
- *CSR Report 2007
- *News Releases Oct. 26 ~ Dec. 18. 2007

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

82-616

October 26, 2007

For Immediate Release

Company name: Marubeni Corporation
(URL http://www.marubeni.com)
(Code Number: 8002, Stock exchanges: Tokyo, Osaka and Nagoya)
Representative: KATSUMATA Nobuo, President and CEO
Enquiries: HASHIMOTO Takashi General Manager, Media Relations Sections,
Corporate Communications Department
(TEL 03-3282-4803)

Notice Concerning Dividends

Marubeni today announced a resolution made at a meeting of its Board of Directors held on October 26, 2007 concerning the payment of dividends with September 30, 2007 as the date of record. Details are as follows.

The Company's Articles of Incorporation permit the Company to pay dividends by resolution of the Board of Directors, in accordance with Paragraph 1 of Article 459 of the Corporate Code.

1. Details of Dividends

	Dividends	Most Recent Dividends Forecast (April 27, 2007)	Year Ended March 31, 2007
Date of Record	September 30, 2007	September 30, 2007	September 30, 2006
Interim Dividends per Share	Common stock: 6 yen	Common stock: 6 yen	Common stock: 3.50 yen Preferred stock: 10 yen
Total Amount of Dividends	Common stock: 10,401 million yen	-	Common stock: 5,713 million yen Preferred stock: 605 million yen
Effective Date	December 3, 2007	-	December 6, 2006
Source	Retained earnings	-	Retained earnings

2. Our Basic Dividend Policy

We recognize that paying stable and consistent dividends to our shareholders is an important corporate responsibility, as is maximizing corporate value and competitiveness by building up and effectively using internal reserves. To clarify the appropriate level of profit distribution to our shareholders, we have adopted a basic policy of determining dividends with a target dividend payout ratio of around 15%, based on the principle of linking dividends to the Company's business results for each term.

Based on the above dividend policy, the full-year dividend for fiscal 2007 is expected to be 12 yen per share. The interim dividend will be 6 yen per share, as forecast at the beginning of the current term.

Interim dividend payments will commence on December 3, 2007.

(Reference) Details of Annual Dividends

	Dividends per Share		
Date of Record	Interim	Year-end	Full-year
Dividend Forecast	-	6 yen	12 yen
Dividends for the year ending March 31, 2008	6 yen	-	-
Dividends for the year ended March 31, 2007	3.50 yen	6.50 yen	10 yen

82-616

October 26, 2007

For immediate Release

Company name: Marubeni Corporation
(URL http://www.marubeni.com)
(Code Number: 8002, Stock exchanges: Tokyo, Osaka and Nagoya)
Representative: KATSUMATA Nobuo, President and CEO
Enquiries: HASHIMOTO Takashi, General Manager, Media Relations Sections,
Corporate Communications Department
(TEL 03-3282-4803)

Revisions of Financial Prospects for FY2007

Marubeni has revised its initial financial forecasts announced on April 27, 2007.
Details are as follows:

1. Revisions of Consolidated Financial Prospects for FY2007
(April 1, 2007 - March 31, 2008)

(Unit: Million yen)

	Total volume of trading transactions	Operating income	Income before income taxes and minority interests	Net income	Basic net income per share of common stock
Initial prospects (A)	10,500,000	180,000	215,000	135,000	77.88 yen
Revised prospects (B)	10,700,000	188,000	230,000	145,000	83.66 yen
Change in amount (B - A)	200,000	8,000	15,000	10,000	5.78 yen
Change in percentage (%)	1.9	4.4	7.0	7.4	7.4
(Reference) Actual results for FY2006	9,554,943	165,020	193,815	119,349	72.41 yen

2. Revisions of Non-Consolidated Financial Prospects for FY2007
(April 1, 2007 - March 31, 2008)

(Unit: Million yen)

	Net income
Initial prospects (A)	50,000
Revised prospects (B)	55,000
Change in amount (B - A)	5,000
Change in percentage (%)	10.0
(Reference) Actual results for FY2006	45,873

2. Reasons for Revisions

The forecasts were revised after the Company recorded a consolidated net income of 80.3 billion yen for the interim results of FY2007, compared with 65.6 billion yen for the same period of FY2006.

3. Others

The above forecasts were made based on information available at the time of the announcement and the assumptions associated with uncertainties that may materially influence future results. Actual performance may differ from the forecasts due to a variety of factors.

82-616

Marubeni CORPORATION

News

Marubeni Acquires Aftermarket Distributor Prime Automotive Warehouse

Marubeni Corporation
Marubeni America Corporation
Nov 5, 2007

Marubeni America Corporation, along with Marubeni Corporation and Marubeni Automotive (collectively "Marubeni"), have acquired the Olive Branch, Mississippi based Prime Automotive Warehouse ("Prime") for an undisclosed amount. Prime, established in 1982, is an industry leader in the distribution of aftermarket auto parts, chemicals, and tools to its large reseller customer base. Prime mainly markets its products through a monthly catalog.

Marubeni recognized several growing trends in the US aftermarket, including the steady demand for parts and chemicals that keep older vehicles running. According to the Automotive Aftermarket Industry Association (AAIA), the automotive aftermarket market has grown from $138 billion in 1997 to over $204 billion in 2006.

The market for automotive aftermarket parts is competitive and highly fragmented. The transaction will allow Prime to combine its sourcing and mail order expertise with Marubeni's domestic and international networks. As part of its growth strategy, Prime will consider acquisitions in its current industry as well as new markets that will allow it to further expand its product line.

Steve Friedman will continue as President of Prime and there will be no changes to operating management. Prime will be managed within Marubeni America Corporation's Transportation. Industrial Machinery, and IT business unit. This unit also manages Marubeni's auto leasing operation, Advantage Funding, and dealership network, Drivepoint.

Contact:
Patrick Gilligan
Marubeni America
Director of the Investment Support Team
Tel: 212-450-0515.

82-616.

Marubeni CORPORATION

News

Marubeni Wins Power and Water Project in the Emirate of Abu Dhabi - 3rd IWPP Project in the United Arab Emirates -

Marubeni Corporation
Nov 6, 2007

Marubeni Corporation ("Marubeni") has successfully won the international bid and reached agreement with Abu Dhabi National Energy PJSC ("TAQA") on the purchase of the right to own and operate Taweelah A2 power and water project in the Emirate of Abu Dhabi in the United Arab Emirates ("U.A.E."). Marubeni expects completion of the purchase process by the middle of November 2007, upon satisfaction of all the condition precedent under a Share Purchase Agreement entered into with TAQA.

TAQA owns 94% stake in the project company of Taweelah A2 plant and Abu Dhabi Water & Electricity Authority ("ADWEA") owns 6% stake. TAQA has launched the international bid to release a 40% stake based on privatization through the utilization of international bidder. The project includes the operation of a combined power and water generation plant with a current capacity of 710 MW of electricity and 50 MIGD of water. The plant is situated in the district of Taweelah, approximately 60 kilometers northeast of Abu Dhabi, and has been in operation since 2001. All production capacity will be sold under the long term power and water purchase agreement to Abu Dhabi Water and Electricity Company ("ADWEC").

As announced on January 5th, 2005, Marubeni has participated in Taweelah B IWPP Project (2,000 MW of electricity and 160 MIGD of water), which plant is located next to Taweelah A2 plant. Marubeni aims to continue the stable operation of both plants. by utilizing its technical expertise and O&M know-how from both plants..

The project is Marubeni's 3rd independent water and power project ("IWPP") in the U.A.E., following Taweelah B IWPP project and Fujairah F2 IWPP project (2,000 MW electricity and 130 MIGD of water) as announced on August 2nd, 2007. Marubeni, with a total capacity of 4,710 MW of electricity and 340 MIGD of water in the U.A.E., will strengthen its high presence as the largest IWPP player in the market, together with contributing to the development of power and water project which is an essential infrastructure in the country. Marubeni has successively won the right to IWPP projects in the gulf region from 2004. This project is Marubeni's 5th large-scale I(W)PP project in the region.

The U.A.E. is one of the most resource-rich countries in the world. It boasts the world's third-largest deposits of crude oil and the world's fifth-largest deposits of natural gas, much of which is exported to Japan. It maintains a high investment rating of Aa2 assigned by Moody's. Since the 1990s, the U.A.E. has been actively promoting private capital projects. Its foreign-backed power and water projects are regarded as ground-breaking transactions in the Middle East. A large number of similar private capital projects are expected to be launched in this region in order to correspond to increasing demand for power and water.
Marubeni will selectively pursue the business opportunity which is supported by long term purchase agreement and reliable performance guarantee and expand I(W)PP businesses in the region.

Marubeni is expanding I(W)PP businesses not only in the Middle East but also in Asia and America.?Marubeni's power assets all over the world will become 18,310MW (gross amount) 6,110MW (net amount) including this project.

Profile of Abu Dhabi National Energy PJSC
Based in the Emirate of Abu Dhabi in the United Arab Emirates
Established in June 2005
Engaged in the investments in energy and infrastructure projects

Web site http://www.taqa.ae/

82-616

Marubeni CORPORATION

News

Marubeni acquired a Wood Chip Biomass-Fueled Power Plant in USA

Marubeni Corporation
Nov 29, 2007

Marubeni Corporation ("Marubeni") today announced that through Marubeni Sustainable Energy, Inc. (a 100% subsidiary) it has purchased 16 megawatts (MW) wood chip biomass-fueled power plant located in Springfield, New Hampshire, USA. The plant had been operated by Hemphill Power & Light Company.

The purchase of the 16 MW plant again confirms Marubeni's value-focused acquisition strategy to acquire and develop clean, renewable power in its growing North American portfolio. Marubeni already owns and operates 2 wood chip biomass-fueled power plants in North America, one of which is 18MW located in Fairhaven, California and the other is 16MW located in Whitefield, New Hampshire. By this acquisition, the electric generating capacity of wood chip biomass-fueled power plants owned and operated by Marubeni has become approx. 50 MW.

Marubeni believes that its experience and expertise at the Whitefield power plant, a "sister" plant of Springfield facility located approx. 100 km away from Whitefield, enables it to achieve operation with high efficiency. By installing new equipment at the Springfield facility, Marubeni will reduce nitrogen oxide emissions by more than 70% annually.

In USA, the RPS legislation is put in effect in 24 states to promote renewable energy. Organic materials such as wood waste and forest residue are gathered and burned at biomass power plants. This renewable energy process is environmentally friendly to reduce green house gas (GHG), producing fewer emissions per unit of fuel burned than produced if such organic materials were incinerated or left to burn or decay in the forest.

Marubeni aims to expand its renewable energy portfolio as well as energy supply business through distributed generation facilities.

<Related Releases>

Aug 11, 2006
"Marubeni acquired Distributed Generation Facilities and Biomass Renewable Power Plant in US; aiming to aggressively invest in Distributed Generation based Energy Service Business"

Apr 12, 2007
"Marubeni acquired Wood Chip Biomass Power Plant in US"

82-616

Marubeni CORPORATION

News

Marubeni to make issued carbon credit deal through Carbon Credit Trading Platform

Marubeni Corporation
Nov 30, 2007

Marubeni Corporation(''Marubeni'')announced today that they have made the world's first small lot and spot deal of issued carbon credit defined by the Kyoto Protocol.

Japan Bank for International Cooperation(''JBIC'') and Japan Institute for Overseas Investment(''JOI'')have launched Carbon Credit Trading Platform on the 1stof Nov in order to facilitate carbon credit market in Japan with a background that the carbon credit demand for small lot in Japan will grow in the near future.
This platform is the browse site that posts carbon credit project information and carbon credit market information.

On the 15th of Nov ,International Transaction Log(''ITL'')system in operation started. ITL system links the UNFCCC(United Nations Framework Convention on Climate Change) with Japanese National Registry.
As a result, it became possible for Marubeni to transfer the issued carbon credit from pending account in CDM Registry to Marubeni's account in Japanese National Registry and deliver carbon credit in Japan.
On the 26th of Nov, Marubeni provided issued carbon credit project information to Carbon Credit Trading Platform and made carbon credit deal on the 29th of Nov. (Project:Korea HFC-23 decomposition project,Issued carbon credit quantity:10,000ton-Co2 equivalent)

From next year the 1st commitment period of the Kyoto Protocol will begin and with it, the concern for global warming issue is growing.Especially among many companies, they will consider contributing to global environment by using carbon credit, therefore, the carbon credit demand for small lot and spot will grow.
Marubeni has participated in Green House Gas emission reduction projects overseas, obtained emissions credit from its projects and has provided these to Japanese clients. Marubeni is empowering its function and organization in procurement/supply of emissions credit in order to take measures against the diversifying needs in the carbon credit market.

82-616

Marubeni CORPORATION

News

Marubeni Corporation to invest in California wind developer to break into North American markets

Marubeni Corporation
Dec 4, 2007

Marubeni Corporation ("Marubeni") announced today that it will acquire a controlling interest (56.3%) in Oak Creek Energy Systems, Inc., a wind energy developer located in Tehachapi, California ("OCES") through a US$21.5 million equity investment to obtain 1.3 million shares (out of which US$ 4.9 million is a warrant for the purchase of additional 300,000 shares) in order to break into the North American wind energy market.
The transaction has been permitted by the State of California and subsequently has been approved by a majority vote of Oak Creek's shareholders on November 30, 2007.

OCES is a mid-sized developer pioneering in wind farm development, construction and operation in Mojave, California, one of the major wind farm districts. With more than 20 years experience, OCES currently has more than 5,000MW of wind energy projects in its development pipeline in the US Southwest.

The main feature among them would be the Alta Wind Energy Center, a joint development with Australian Investment Bank, Allco Finance Group which will provide the generation capacity of 1,550MW to Southern California Edison under the largest wind based power purchase agreement in the US which has been executed in December 2006.
The Alta Wind Energy Center will be constructed over five years beginning in 2010 which will require an investment of approximately 300 billion yen. The Alta project is structured in a manner that OCES manages technical development such as wind assessment, land acquisition and permitting and operation and maintenance after commissioning, and Allco manages financing and constructing of the project. Marubeni, by this investment will not only help OCES fulfill its development obligations resulting from the groundbreaking 1,550MW power purchase agreement with Southern California Edison but also will support OCES with wind turbine procurement and finance through its experience and know-how in power business. Marubeni will also seek for opportunities to invest in the Alta Wind Energy Center project.

Installation of wind energy in the US has been increasing 25% on a yearly basis. Above all, the State of California has been aggressively promoting wind energy by setting targets to provide up to 20% of the energy consumed through renewable energy by 2010. The aggregate capacity of wind energy installment which is currently around 2,300MW will be significantly increased by the completion of this 1,550MW Alta Wind Energy Center.

Marubeni has positioned overseas power business as one of its core businesses and has invested in power projects in gross capacity 18,627MW in 20 countries. Currently owning and operating 210MW of wind power projects (five domestic and two in Korea), Marubeni will aggressively pursue its plans for development of wind projects throughout North America by setting a wind energy resources footprint with this investment.
The transaction is subject to a number of standard closing conditions as well as dissenters' rights of OCES shareholders.

Oak Creek Energy Systems

Incorporated :1982
Location :Tehachapi, California
Business :Wind power development, operation and management of wind power plants
Owner's Equity :US$2.7million
Operating Assets :34.5MW
Development Pipeline :1,550MW (Alta Wind Energy Center) 3,500MW in California, Nevada, Texas

82-616

Marubeni CORPORATION

News

Marubeni Concluded MOU with Al Foah of U.A.E. for the Sales Cooperation of Dates to Japanese Market

Abu Dhabi Trade House
Marubeni Corporation
Dec 18, 2007

Marubeni Corporation and Abu Dhabi Trade House LLC have concluded MOU on December 17th, 2007 with Al Foah LLC, a company produced dates product and fully owned by Emirates of Abu Dhabi, for the sales cooperation of Al Foah's dates to Japanese market.

The above MOU was concluded during Crown Prince of Abu Dhabi H.H.Sheikh Mohmmed's visit to Japan and it covers wide range of cooperation not only sales of dates as dried fruit, but also raw materials for the cake, the beverage, and the seasoning, etc., and aiming of product development with Japanese companies as health food.

The Parties have concluded research of dates prior to the conclusion of MOU, which result was announced at "Abu Dhabi Dates Symposium" which was held at Marubeni Corporation on December 11th, 2007. More than 120 people from 70 companies attended it and their understanding for dates was deepened.

Dates is the fruits of "Date Palm Tree". Although it is not familiar in Japan, it is very popular and eaten mainly in the Moslem countries. It contains rich nutritious value and mellow sweetness is its characteristic. United Arab Emirates is one of top dates producing countries in the world and Marubeni Corporation and Abu Dhabi Trade House LLC plan to introduce high quality Al Foah's dates to Japan.

< Outline of Al Foah LLC >
Address : Al Ain, Emirate of Abu Dhabi, United Arab Emirates
Established : in 2005
Stockholder : 100% General Holding Corporation (fully owned by Emirate of Abu Dhabi)
Employee : 352 employees
Production : 75,000 tons/year
URL : www.alfoah.ae

< Outline of Abu Dhabi Trade House >
Address : Abu Dhabi, United Arab Emirates
Established : May 21, 2007
Capital : Dhs20million
Stockholder : 60%General Holding Corporation 40% Marubeni Corporation
URL : www.adth.ae

Interim Financial Results for FY2007

(April 1, 2007 - September 30, 2007)

November 1, 2007

Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese.*

The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Outline of Financial Results for the 1st Half of FY2007

November 1, 2007

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

1. FY2007 1H Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04	FY05	FY06		FY07			
						1st Half	Yearly	1st Half	(variance)	Revised Yearly Pros.	achievement ratio
Total volume of trading transactions	8,972.2	8,793.3	7,902.5	7,936.3	8,686.5	4,686.7	9,554.9	5,097.0	(+410.2)	10,700.0	48%
Gross trading profit	436.8	424.6	406.8	433.4	502.0	265.0	531.2	281.4	(+16.4)	593.0	47%
SGA expenses	-392.1	-345.6	-326.6	-340.6	-350.3	-174.9	-365.3	-185.3	(-10.4)	-403.0	-
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-8.5	0.7	-0.9	-0.5	(-1.2)	-2.0	-
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**143.2**	**90.9**	**165.0**	**95.6**	**(+4.8)**	**188.0**	**51%**
Interest expense-net	-29.5	-23.5	-23.0	-19.8	-24.1	-15.2	-32.7	-18.8	(-3.6)	-44.0	-
Dividends received	7.5	6.8	7.2	9.0	12.1	4.2	20.7	12.3	(+8.1)	20.0	-
Others	-142.7	-20.3	-3.4	-14.1	-29.7	3.5	-4.1	10.5	(+7.0)	10.0	-
Equity in earnings (*)	-	-	-	25.7	31.6	23.7	44.9	23.7	(-0.0)	56.0	-
Income (losses) before income taxes (*)	-164.0	36.3	60.1	87.6	133.1	107.0	193.8	123.3	(+16.3)	230.0	54%
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-41.8	-47.5	-37.9	-68.2	-39.7	(-1.8)	-78.0	-
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-5.4	-3.5	-6.3	-3.2	(+0.2)	-7.0	-
Equity in earnings	-18.9	13.4	14.3	-	-	-	-	-	-	-	-
Loss from discontinued operations (after income tax)	-	-	-1.1	-2.9	-6.4	-	-	-	-	-	-
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**73.8**	**65.6**	**119.3**	**80.3**	**(+14.7)**	**145.0**	**55%**

(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". The figures for FY2004 and FY2005 have been revised accordingly.

2. Net Income


Yearly
1H Results
Pros. at the start of fiscal year
(billions of yen)
✓ Increase in net income by 22% (y-on-y basis).
✓ Marked a record high for the interim result for the fourth successive year.
✓ Income increase for the 1st Half for six consecutive fiscal years.
✓ Yearly prospect revised upward to 145.0 billion yen.
140
120
100
80
60
40
20
0
Overall deficit due to restructuring
-116.4
-107.0
30.3
17.8
34.6
19.7
41.2
24.2
73.8
38.1
119.3
65.6
Upward revision
Revised Pros.
145.0
+14.7 bn yen
22% up
1H Result
80.3
Pros.at the start
30.0
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
Pros. at the start
100.0
Initial Yearly Pros.
135.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
"A" PLAN
"V"PLAN
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
(interim dividend JPY 2.0 inclusive)
JPY 10.0
(interim JPY 3.5)
JPY 12.0 (estimate)
(interim JPY 6.0)

Marubeni CORPORATION

3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)



(billions of yen)
■ 1H Results
□ Yearly
200
160
120
80
40
0
✓ Marked a record high for interim results for the third consecutive year.
✓ Profit increase for the 1st Half for four consecutive fiscal years.
✓ Yearly prospect revised upward to 190.0 billion yen.
Upward revision
Revised Yearly Pros.
190.0
Initial Pros.
182.0
+6.0 bn yen
7% up
1H Result
25.5
47.2
45.4
81.1
38.5
80.2
44.6
95.0
68.6
151.8
90.1
165.9
96.1
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
"A" PLAN
"V"PLAN
"G"PLAN

Marubeni CORPORATION

4. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

- ✓ Marked a record high on interim basis for the 3rd successive year.
- ✓ Profit increase for the 1st Half for four consecutive fiscal years.
- ✓ Yearly prospect revised upward to 266.0 billion yen.



(billions of yen)
□ 1H
■ Yearly
300
250
200
150
100
50
0
28.9
56.1
55.5
101.3
51.1
103.0
67.4
129.7
96.3
195.4
121.3
234.8
1H Result
132.0
+10.7 bn yen
9%-up
Upward revision
Revised Yearly Pros.
266.0
Initial Pros.
256.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
"A" PLAN
"V" PLAN
"G"PLAN

(note) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". Some figures for FY2004 and FY2005 have been revised accordingly.

5. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Sep. 2007	Changes (from Mar. 2007)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,168.6	2,502.6	2,656.6	(+154.0)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,418.5	2,370.7	2,651.9	(+281.2)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,587.1	4,873.3	5,308.5	(+435.2)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	588.1	334.9	342.5	(+7.6)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,678.8	1,943.5	2,132.6	(+189.1)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,267.0	2,278.4	2,475.1	(+196.7)
(*) including current portion of long-term debt								
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,843.4	2,054.2	(+210.7)
Shareholders' equity	263.9	260.1	393.0	443.2	663.8	745.5	821.0	(+75.6)
Net D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	2.83times	2.47times	2.50times	(+0.03points)
Equity Ratio (%)	5.5%	6.0%	9.2%	10.5%	14.5%	15.3%	15.5%	(+0.2points)
Current Ratio (%)	101.9%	104.6%	105.9%	111.2%	110.6%	133.1%	132.4%	(-0.7points)
ROA (%)	-	0.66%	0.81%	0.97%	1.68%	2.52%	-	-
ROE (%)	-	11.57%	10.59%	9.87%	13.33%	16.94%	-	-

6. Total Assets and ROA



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
Total Assets
ROA
(%)
✓ Steady progress in asset enhancement and improvement of asset efficiency along with profitability, due to aggressive new investments.
5,500
5,000
4,500
4,000
3,500
3,000
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4,805.7
4,321.5
4,254.2
4,208.0
4,587.1
4,873.3
5,308.5
0.66%
0.81%
0.97%
1.68%
2.52%
Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Sep. 2007

7. Shareholders' Equity & Net D/E Ratio



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
(times)
800
700
600
500
400
300
200
100
0
11
9
7
5
3
1
10.3times
8.7times
5.01times
4.12times
2.83times
2.47times
2.50times
263.9
260.1
393.0
443.2
663.8
745.5
821.0
Net D/E ratio
Shareholders' equity

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06	Mar. 07	Sep. 07
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8	745.5	821.0
Net Interest-bearing debt (Y bn)	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,843.4	2,054.2
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times	2.47times	2.50times

8. Shareholders' Equity & Net Risk Assets



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
900
800
700
600
500
400
300
200
100
0
Net Risk Asset
Shareholders' Equity
652.7
645.9
625.6
584.7
572.6
642.5
723.5
263.9
260.1
393.0
443.2
663.8
745.5
821.0

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06	Mar. 07	Sep. 07
□ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8	745.5	821.0
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6	642.5	723.5
(1)-(2)	(388.8)	(385.8)	(232.6)	(141.5)	91.2	103.0	97.5

9. New Investments

(unit: billions of yen)

Strategic Fields		1st Quarter FY2007 (Actual) amount	1st Quarter FY2007 (Actual) main projects	2nd Quarter FY2007 (Actual) amount	2nd Quarter FY2007 (Actual) main projects	2nd Half FY2007 (plan)
Fields to strengthen our competitive foundations	Energy & Resources	47.0	LNG/Equatorial Guinea Refinery in Qatar Resource Pacific	64.0	LNG / Peru QCMM (Coal concession in Australia)	150.0
	Overseas IPP		Mirant Caribbean*		Fujairah Ⅱ*(UAE) Cirebon * (Indonesia)	
Fields to expand further and develop our solid profit bases	Foods & Agri-marine Products	13.0		8.0	Purchase of additional share of Yamaboshiya Co., Ltd., turning it into subsidiary	
	Pulp, Paper & Chemicals					
	Machinery & Plant		Financing for Petoroleo de Venezuela S.A. (PDVSA) Investment in an overseas agent for construction machinery (Philippines)		Investment in overseas agents for construction machinery (Russia, Mexico)	
Fields to aggressively challenge in promising markets	Healthcare	10.0		18.0		
	Financial Services		Fund investment		Acquisition of a trailer-leasing company (Canada) Fund investment	
	Environmental Business					
	Others		Domestic condominium development, others.		Domestic condominium development, Development of a complex facility in Tianjin.	
Total		Approx. 70.0 billion yen		Approx. 90.0 billion yen		Approx. 150.0 billion yen

Note) Figures are rounded to the billion.

Note) The investment amount for the 1st and 2nd quarters includes figures for projects (marked *) for which final agreements were concluded during the period but for which the related payment for investments and loans is scheduled in the following quarter or onward.

10. The Roundup of "G"PLAN (as of September 2007)

Marubeni CORPORATION

Profitability

Consolidated Profit After Taxes

220 billion yen
Total for 2 years

by the End-September 2007
JPY199.6 bn
Attainment of 91% of the target

Risk Return

10%+

FY 2006
18.6%

ROA

2%+

FY 2006
2.52%

Stability

Shareholders' Equity

820 billion yen

As of September 30, 2007
821.0 billion yen

Risk Assets

approximately
750 billion yen

As of September 30, 2007
723.5 billon yen

Consolidated Net D/E Ratio

2.0 s

As of September 30, 2007
2.50 times

Scale

Total Assets

5,000 billion yen

As of September 30, 2007
5,300 billon yen

Investment

5~600 billion yen
Total for 2 years

by the End-September 2007
commitment base
Approx. 460 billion yen

11. Business Portfolio & Earnings Structure

Marubeni CORPORATION

Net Income



FY2007 1H
JPY 80.3 bn
Consumer Products
10%
Finance
Construction
Textile
Agri-Marine Products
Iron & Steel Strategies and Coordination
Chemicals
Forest Products & General Merchandis
Information & Communication
Non-resources**
JPY 49.5bn
21%
Materials
Energy
Resources
36%
Resources
JPY 28.8 bn
Metals & Mineral Resources
Transportation & Industrial Machinery
23%
Machinery
*



FY2006 Yearly
JPY 119.3 bn
Consumer Products
13%
Resources
JPY56.6bn
Resources
47%
Materials
22%
Non-resources**
JPY 68.6 bn
Machinery
17%
*

Better-balanced Earnings Structure

Total Assets



September 2007
JPY 5,308.5 bn
Resources
20%
Consumer Products
21%
27%
Machinery
17%
Materials
*

Core Earnings



September 2007
JPY 132.0 bn
Consumer Products
12%
Resources
37%
Materials
21%
***
17%
Machinery
*

*) Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.

**) *Non-resources* represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

***) Information & Communication -1%

12. Cash Flows

(billions of yen)



350
300
250
200
150
100
50
0
-50
-100
■ Net cash provided by operating activities
Net cash provided by investing activities
198.5
74.5
Depreciation n amortization:
71.1
Net income:
-116.4
inclusive
273.0
Free C/F
194.8
113.2
Depreciation n amortization:
63.7
Net income
30.3
308.0
Free C/F
201.6
58.0
Depreciation n amortization:
54.3
Net income
34.6
259.5
Free C/F
173.8
46.0
Depreciation n amortization
64.4
Net income:
41.2
219.9
Free C/F
133.4
Depreciation amortization
72.7
Net income
73.8
-1,938
Free C/F
-60.4
Depreciation n amortization:
101.1
152.1
Net income
119.3
-1,351
16.9
Free C/F
Depreciation n amortization:
43.2
70.6
Net income
80.3
-144.2
Free C/F
-73.5
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 1H
"A" PLAN
"V"PLAN
"G"PLAN

13. Number and Net Profits & Losses of Group Firms


Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Sep. 2007
Net Profit/Loss (billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
75.9%
77.5%
77.7%
80.4%
78.0%
80.0%
76.8%
51.0
-56.6
-107.6
65.3
34.2
-31.1
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
142.5
115.7
-26.8
83.4
71.9
-11.5
Surplus amount
Net profit/loss
Deficit amount
Profit-making firm ratio

	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Sep. 2007
Number of profit-making firms	391	375	390	422	433	449	464
Number of loss-making firms	124	109	112	103	122	112	140
Total number of consolidated group firms	**515**	**484**	**502**	**525**	**555**	**561**	**604**
Profit-making firm ratio	**75.9%**	**77.5%**	**77.7%**	**80.4%**	**78.0%**	**80.0%**	**76.8%**

14. Trends in Company Ratings

Rating Agency	FY01	FY02	FY03	FY04	FY05	FY06	FY07
Moody's Japan	Ba2 ↘ Ba3 ↘ B1	B1	B1 ↗ Ba2	Ba2	Ba2 ↗ Baa3	Baa3	Baa3 ↗ Baa2
Standard & Poor's	–	–	B+ ↗ BB-	BB- ↗ BB	BB ↗ BBB-	BBB-	BBB-
Japan Credit Rating Agency (JCR)	A ↘ A- ↘ BBB+	BBB+	BBB+	BBB+ ↗ A-	A-	A- ↗ A	A
Rating & Investment Information Inc. (R&I)	BBB+ ↘ BBB-	BBB- ↘ BB+	BB+	BB+ ↗ BBB-	BBB-	BBB- ↗ BBB ↗ BBB+	BBB+


Baa2
Baa3
Ba1
Ba2
Ba3
B1
B2
01/4M
01/10M
02/4M
02/10M
03/4M
03/10M
04/4M
04/10M
05/4M
05/10M
06/4M
06/10M
07/4M
May 19, 2005
Ba2 → Baa3 upgraded
July 3, 2007
Baa3 → Baa2
upgraded
BBB-
BB+
BB
BB-
B+
Mar. 8, 2005
BB- → BB(Issuer rating upgraded)
Feb. 9, 2006
BBB- → BBB(Long-term credit rating upgraded)
BB → BBB-(Issuer rating upgraded)
A+
A
A-
BBB+
Jan. 4, 2005
BBB+ → A- upgraded
Aug.23,2006
A- → A
BBB+
BBB
BBB-
BB+
Jun. 9, 2006
BBB- → BBB
Jan. 29, 2007
BBB → BBB+

- In FY2005, the ratings from four credit-rating agencies were recovered to investment grade.
- In FY2006, R&I upgraded the long-term rating on Marubeni by 2 notches, from BBB- to BBB+. JCR upgraded Marubeni by 1 notch from A- to A. Both recovered the pre-"A" PLAN level.
- In May 2007, S&P upgraded outlook on Marubeni from stable to positive.
- On July 3rd 2007, Moody's upgraded the rating on Marubeni to Baa2, by 1 notch from Baa3.

◇ Operating Segment Information ◇

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

I. Net Income by Operating Segment


(billions of yen)
35
30
25
20
15
10
5
0
-5
Left : FY2005 Actual Results
Middle : FY2006 Actual Results
Right: FY2007 (1H: Actual / Yearly: revised prospect)
□ Yearly (Upper figures)
■ 1H (Lower figures)
5.8 10.1 10.0
3.4 4.7 2.4
Agri-Marine Products
-1.6 -2.4 2.0
0.5 0.3 1.1
Textile
0.4 9.6 10.5
-2.9 4.5 5.6
Forest Products & General Merchandise
3.7 1.4 5.5
4.4 1.0 3.4
Chemicals
26.7 31.6 31.5
9.5 14.3 18.8
Energy
16.1 24.9 21.0
7.9 12.0 10.0
Metals & Mineral Resources
7.6 10.0 14.0
1.8 4.3 10.1
Transportation & Industrial Machinery
5.8 6.4 10.5
3.2 5.1 5.2
Power Projects
2.6 1.7 4.0
1.9 0.7 3.1
Plant, Ship & Infrastructure Projects
0.4 2.5 4.0
-1.2 1.5 0.1
Information & Communication
1.1 3. 2.0
0.9 5.3 2.3
Development & Construction
4.0 4.6 4.5
2.3 2.9 1.8
Finance, Logistics & New Business
17.0 14.9 16.5
10.8 8.1 7.5
Iron & Steel Strategies & Coordination
4.0 6.8 9.0
5.7 5.6 6.8
Overseas Corporate Subsidiaries

FY2007 Assumptions of the Yearly Prospects and Price Sensitivity

<Initially estimated> <Revised for the 2nd Half>

①**Foreign Exchange Rate 115 YEN/USD → 115 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly basis)

②**Oil USD 55/Barrel → USD 70/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

③**Copper USD 6,000/MT → USD 7,300/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)

Marubeni CORPORATION

I. Total Assets by Operating Segment

(billions of yen) March 31, 2007 / September 30, 2007



March 2007
September 2007
700
600
500
400
300
200
100
0
Agri-Marine Products
549.2
592.0
Textile
131.8
135.9
Forest Products & General Merchandise
538.4
547.3
Chemicals
201.7
228.3
Energy
688.6
700.3
Metals & Mineral Resources
280.6
342.0
Transportation & Industrial Machinery
310.4
298.8
Power Projects
391.0
627.4
Plant, Ship & Infrastructure Projects
342.8
356.2
Information & Communica-tion
116.5
146.5
Development & Construction
265.6
270.4
Finance, Logistics & New Business
118.5
118.2
Iron & Steel Strategies & Coordination
101.6
105.6
Overseas Corporate Subsidiaries
413.4
574.3

II. Segmental Information (1) <Agri-Marine Products>

Marubeni CORPORATION

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	34.4	72.4	36.2	(+1.8)	-
Adjusted Operating Profit	6.8	14.8	7.0	(+0.2)	-
Equity in earnings (losses) of affiliated companies	3.2	2.3	-1.9	(-5.1)	
Core Earnings	10.5	18.1	5.6	(-4.9)	-
Net Income	4.7	10.1	2.4	(-2.2)	10.0
Total Assets	530.4	549.2	592.0	(+42.8)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit increased owing to higher profit mainly from feedstuff related transactions. Net income declined because of decreased profit on the Company's equity in the earnings of its distribution affiliate.
- Marubeni purchased additional shares in Yamaboshiya Co., Ltd., a major confectionery wholesaler, turning it into a subsidiary.
- Marubeni decided to establish a grain terminal and a feed company in the Tokachi District of Hokkaido to step up measures to secure a stable supply of grain.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
7.5
10.3
7.5
12.7
10.5
18.1
5.6
(note 1)
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
-5
1.4
1.2
3.4
5.8
4.7
10.1
2.4
10.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	0.5	0.8
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.4	0.4
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-0.8	0.1
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.1%	(please see the note2 below)	
The Daiei, Inc. (Supermarket chain)	Affiliate	29.5%	(please see the note2 below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	30.2%	(please see the note2 below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	34.5%	(please see the note2 below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note2 below)	

(Note 1) Yearly prospects for core earnings for FY2007 are undisclosed.
(Note 2) We are not able to mention the financial results of these listed companies.

II. Segmental Information (2) <Textile>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	12.0	24.8	12.4	(+0.4)	-
Adjusted Operating Profit	0.5	1.6	2.4	(+1.9)	-
Equity in earnings (losses) of affiliated companies	-0.1	-2.3	-0.0	(+0.0)	
Core Earnings	0.5	-0.6	2.4	(+1.9)	-
Net Income	0.3	-2.4	1.1	(+0.8)	2.0
Total Assets	139.8	131.8	135.9	(+4.2)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Net income increased as a result of higher operating profit owing to a higher profit margin and a decrease in expenses.
- Marubeni is moving ahead with brand expansion. Kyoto Marubeni Co., Ltd. initiated a joint project with a fashion model to develop new lines of kimono.



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
2.3
5.0
1.7
2.1
0.5
-0.6
2.4
(note)
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
1.0
2.6
0.5
-1.6
0.3
-2.4
1.1
2.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.2	0.2

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	27.3	54.2	27.7	(+0.4)	-
Adjusted Operating Profit	11.4	21.9	11.0	(-0.4)	-
Equity in earnings (losses) of affiliated companies	-0.1	1.1	1.0	(+1.2)	
Core Earnings	11.5	23.5	12.3	(+0.9)	-
Net Income	4.5	9.6	5.6	(+1.1)	10.5
Total Assets	523.8	538.4	547.3	(+8.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit rose despite lower profit in an industrial paper subsidiary, because of the higher profit in the overseas pulp project. Net income increased as a result of the increased profit on the Company's equity in the earnings of a pulp manufacturing affiliate abroad despite lower operating profit from an increase in expenses.
- B-Quik, a retail tire chain in Thailand, and Belterra Corporation, a conveyor belt supplier in Canada, which are companies Marubeni acquired in the previous period, are demonstrating steady performance.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
7.0
14.5
7.5
17.5
11.5
23.5
12.3
(note)
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
-5
4.2
7.5
-2.9
0.4
4.5
9.6
5.6
10.5
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Pulp & Paper Sales Co., Ltd. (Wholesale of all types of paper)	Subsidiary	88.5%	0.3	0.3
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	Subsidiary	80.0%	0.5	0.2
Marubeni Building Materials Co., Ltd. (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.6	-0.4
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.3	0.2
MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia)	Subsidiary	TEL 85.1% MHP 60.0%	0.0	1.9
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.2	0.0
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.1	0.1
Daishowa-Marubeni International (Manufacture and sales of pulp in Canada)	Affiliate	50.0%	-0.5	0.5

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	15.9	30.0	15.6	(-0.2)	-
Adjusted Operating Profit	5.0	8.0	5.3	(+0.3)	-
Equity in earnings (losses) of affiliated companies	-0.3	-0.2	0.1	(+0.4)	
Core Earnings	5.0	9.0	6.6	(+1.6)	-
Net Income	1.0	1.4	3.4	(+2.4)	5.5
Total Assets	204.5	201.7	228.3	(+26.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit decreased as a result of disposal of an agri-material business affiliate. Although gross trading profit registered a year-on-year decrease, net income increased owing to a higher operating profit as a result of the decrease in expenses and the effect of losses in valuation of electronic materials related investments which were posted in the same period of the previous year.
- In the petrochemical field, while market prices of ethylene remain at high levels, business transactions expanded, notably for olefin, as Marubeni moved ahead with its reinforcement of logistics by means such as a further buildup of its dedicated tanker fleet for ethylene.
- In the field of electronic materials, business sales, mainly of raw materials for semiconductors and solar cells, remain strong.


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
5.9
8.5
7.1
9.1
5.0
9.0
6.6
(note)
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
3.5
4.5
4.4
3.7
1.0
1.4
3.4
5.5
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.3	0.3
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.2	0.3

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (5) <Energy>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	43.9	85.5	43.8	(-0.2)	-
Adjusted Operating Profit	29.1	55.1	28.3	(-0.8)	-
Equity in earnings (losses) of affiliated companies	0.2	0.8	0.1	(-0.2)	
Core Earnings	29.7	68.5	34.9	(+5.2)	-
Net Income	14.3	31.6	18.8	(+4.4)	31.5
Total Assets	641.4	688.6	700.3	(+11.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
12.1
27.9
18.2
49.3
29.7
68.5
34.9
(note)
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
7.2
15.9
9.5
26.7
14.3
31.6
18.8
31.5
FY2004
FY2005
FY2006
FY2007

FY2007 1H Highlights

- While gross trading profit remained the same level as the previous year, net income rose year-on-year, owing to an increase in dividends received.
- Marubeni agreed to transfer its interest in the business of uranium mine development and production projects in the Republic of Kazakhstan, to Toshiba Corp.(22.5%), Tohoku Electric Power(5%), and Kyushu Electric Power(2.5%).
- Marubeni decided to participate in an LNG project in Peru. (Marubeni's interest portion: 10%)

<Oil price (actual for January to June 2007)>
North Sea Brent US$64/BBL (US$66/BBL for the year-earlier period)
<Effect on earnings of price fluctuation>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 800 mil yen. (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Total of energy concession business (Oil and gas development and production)	Subsidiary	100.0%	12.3	9.3
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	0.1	5.8
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.0	0.9
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.2	0.4

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (6) <Metals & Mineral Resources>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	8.7	18.2	10.2	(+1.5)	-
Adjusted Operating Profit	3.9	7.9	4.9	(+1.0)	-
Equity in earnings (losses) of affiliated companies	7.6	16.5	7.8	(+0.3)	
Core Earnings	11.8	25.6	13.3	(+1.5)	-
Net Income	12.0	24.9	10.0	(-2.0)	21.0
Total Assets	280.0	280.0	342.0	(+62.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
5.4
13.1
11.1
23.4
11.8
25.6
13.3
(note)
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income** (Left: 1Q / Right: Yearly)


15
10
5
0
-5
4.1
9.8
7.9
16.1
12.0
24.9
10.0
21.0
FY2004
FY2005
FY2006
FY2007

FY2007 1H Highlights

- Gross trading profit rose owing to an increase in transactions for ferrous alloys and raw materials for steelmaking and an improvement of the profit ratio of nonferrous metals related transactions.
  Net income declined as a result of an absence of a transitory gain from reversal of allowance for doubtful accounts from a loan collection that was posted in the same period of the previous year.
- Marubeni acquired additional concessions of two coal mines in Australia through Marubeni Coal Pty. Ltd., anticipating a substantial increase in our production quota.
- Marubeni purchased additional shares in Resource Pacific Holdings Limited of Australia to raise its shareholding ratio to a little less than 15%.

<Copper price (actual for January to June 2007)>
LME US$6,769/ton (US$6,070/ton for the year-earlier period)
<Effect on earnings of price movements>
Copper ⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil yen (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	2.0	1.4
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	0.6	0.6
Nippon LP Resources (Investing in Los Pelambres copper mine in Chile)	Affiliate	35.0%	6.8	7.0

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (7) <Transportation & Industrial Machinery>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	26.2	55.5	28.9	(+2.8)	-
Adjusted Operating Profit	6.4	14.2	7.9	(+1.5)	-
Equity in earnings (losses) of affiliated companies	1.8	3.2	2.5	(+0.7)	
Core Earnings	8.5	17.9	11.1	(+2.6)	-
Net Income	4.3	10.0	10.1	(+5.8)	14.0
Total Assets	263.3	310.4	293.8	(-16.5)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit increased mainly in construction machinery. Net income rose because of a gain associated with withdrawal from automobile related operations and a reduction in income taxes on construction machinery related operations.
- In the aerospace and defense fields, Marubeni successfully imported and sold jet airliners that were made in Brazil, for the first time as a sales agent in Japan.
- In the fields of automobiles, automobile facilities, construction machinery and agricultural machinery, exports to Asia and the Middle East and retail sales overseas remained strong.
- In the industrial machinery field, we received orders for chemical plant facilities for Brazil, in addition to paper manufacturing facilities and private power generation facilities for Vietnam.



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
(see the marginal note 1)
5.1
17.8
8.5
17.9
11.1
(note 2)
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
(see the marginal note 1)
1.8
7.6
4.3
10.0
10.1
14.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	1.2	1.2
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.4	0.5
Marubeni Aerospace (Sales and import of aircraft, engines, onboard equipment, satellites and those parts)	Subsidiary	100.0%	0.2	0.2

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (8) <Power Projects>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	12.2	27.6	14.8	(+2.6)	-
Adjusted Operating Profit	4.4	9.5	5.5	(+1.1)	-
Equity in earnings (losses) of affiliated companies	2.5	3.9	2.2	(-0.3)	
Core Earnings	7.0	13.5	7.8	(+0.8)	-
Net Income	5.1	6.4	5.2	(+0.1)	10.5
Total Assets	402.4	391.0	627.4	(+236.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit rose owing to income generated by EPC projects abroad. Net income grew, owing to higher income from a gain on disposal of power generation operations overseas, in spite of an absence of a transitory gain from reversal of allowance for doubtful accounts from loan collections that was posted in the same period of the previous year.
- Marubeni received an order to lay down underground power cable in UAE.
- In the IPP field, Marubeni acquired Mirant Caribbean Holdings, a power generation business holding company in the Caribbean, in addition to the right to build, own and operate power and water businesses in UAE, as well as a power generation development right in Indonesia.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
(see the marginal note 1)
4.1
10.5
7.0
13.5
7.8
(note 2)
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15.0
10.0
5.0
0.0
(see the marginal note 1)
3.2
5.8
5.1
6.4
5.2
10.5
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Axia Power Holdings (note 3) (Holding company of overseas power assets)	Subsidiary	100.0%	4.1	5.2
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	0.8	0.9
PPN Power (India) (IPP in India)	Affiliate	26.0%	0.3	0.2
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.3	0.3
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	1.3	1.2

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) Yearly prospects for core earnings for FY2007 are undisclosed.

(Note 3) The Company's interest on San Roque Power of 42.45% is included.

Marubeni CORPORATION

II. Segmental Information (9) <Plant, Ship & Infrastructure Projects>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	8.5	17.7	9.4	(+0.8)	-
Adjusted Operating Profit	1.9	3.3	1.7	(-0.3)	-
Equity in earnings (losses) of affiliated companies	-0.2	1.0	2.2	(+2.4)	
Core Earnings	4.3	7.0	4.1	(-0.2)	-
Net Income	0.7	1.7	3.1	(+2.4)	4.0
Total Assets	291.5	342.8	356.2	(+13.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit increased as a result of increased sales mainly from cargo vessel transactions and a new consolidation of a lease operating company. Net income grew owing to a loss incurred by restructuring a project in Central America that was posted in the same period of the previous year.
- In the plant operations, Marubeni received orders to construct a cement plant in the U.S. and Russia. In addition, Marubeni concluded an agreement on emissions-trading in China in a project to construct a hydraulic power generation plant.
- In the infrastructure business, Marubeni concluded an agreement for railroad cargo leasing for Brazil.
- Marubeni's ship business remained strong thanks to an accumulation of orders for building new ships for customers in Japan, Asia and Europe on the strength of robust marine transportation market conditions.



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
(see the marginal note 1)
(note 2)
1.6
5.8
4.3
7.0
4.1
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15.0
10.0
5.0
0.0
(see the marginal note 1)
1.9
2.6
0.7
1.7
3.1
4.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Midwest Railcar Corporation (Carriage car leasing business in the States)	Subsidiary	100.0%	-	0.3
Aguas Decima S.A. (Water-supply business in City of Valdivia in the tenth state in Chile)	Subsidiary	100.0%	-	0.2

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (10) <Information & Communication>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	13.2	28.1	12.1	(-1.1)	-
Adjusted Operating Profit	0.2	1.9	-0.0	(-0.2)	-
Equity in earnings (losses) of affiliated companies	-0.5	-0.4	-0.6	(-0.2)	
Core Earnings	-0.3	1.5	-0.7	(-0.4)	-
Net Income	1.5	2.5	0.1	(-1.4)	4.0
Total Assets	104.7	116.5	146.5	(+29.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Gross trading profit declined because of a decrease in the transactions of solution-related business companies. Net income was down as a result of an absence of a gain on sale of investment securities that was posted in the same period of the previous year.
- Marubeni carried out a TOB for Marubeni Infotec Corp. with the aim of converting it to a wholly owned subsidiary.
- Marubeni decided to carry out a merger between Marubeni Information Systems Co., Ltd. and Marubeni Solutions Corporation effective October 1 with the aim of enhancing its marketing capability by fusing the services and products of the two companies.



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
(see the marginal note 1)
(note 2)
0.1
-0.6
-0.3
1.5
-0.7
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
(see the marginal note 1)
0.4
-1.2
1.5
2.5
0.1
4.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marueni Solutions Corporation (Sales of computers, network products, semiconductor-related products, and SI)	Subsidiary	100.0%	0.2	0.0
Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems)	Subsidiary	100.0%	0.1	-0.3
Vectant (Internet access service, ASP and iDC service provider)	Subsidiary	99.95%	0.2	0.7
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	99.95%	-0.2	0.1
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	70.5%	(please see the note3 below)	
Marubeni Infotec Corporation (Wholesale of PCs and peripheral equipment, electronics components and software)	Subsidiary	89.5%	(please see the note3 below)	

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) Yearly prospects for core earnings for FY2007 are undisclosed.

(Note3) We are not able to mention the financial results of these listed companies.

II. Segmental Information (11) <Development & Construction>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	18.6	31.5	14.1	(-4.5)	-
Adjusted Operating Profit	10.5	14.8	6.5	(-4.0)	-
Equity in earnings (losses) of affiliated companies	0.3	0.5	0.1	(-0.3)	
Core Earnings	10.9	15.4	6.6	(-4.2)	-
Net Income	5.3	3.2	2.3	(-3.0)	2.0
Total Assets	288.9	265.6	270.4	(+4.8)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Owing to the absence of transactions from large-scale projects that were registered in the same period of the previous year, both gross trading profit and net income declined.
- In the domestic sales of condominiums, units selling particularly well included those in downtown Tokyo.
- Marubeni sold a business complex which it was leasing to a REIT.
- In the overseas markets, sales of condominiums targeting Chinese people in Shanghai, China, remained steady.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
2.9
11.1
3.5
12.7
10.9
15.4
6.6
(note 1)
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
-2.7
-11.4
0.9
1.1
5.3
3.2
2.3
2.0
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Shanghai House Property Dev. (Development of housing estates for local residents in Shanghai)	Subsidiary	60.0%	0.4	0.3
Marubeni Community Co., Ltd. (note 2) (Property management of condominiums, buildings and commercial complexes)	Subsidiary	99.95%	0.2	0.2
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	0.4	0.4

(Note 1) Yearly prospects for core earnings for FY2007 are undisclosed.

(Note 2) Company name has been changed from *Benny Estate Service* as of July 17 2007.

II. Segmental Information (12) <Finance, Logistics & New Business>

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	4.7	9.9	4.8	(+0.0)	-
Adjusted Operating Profit	0.6	0.5	-0.3	(-0.9)	-
Equity in earnings (losses) of affiliated companies	0.4	0.7	0.6	(+0.2)	
Core Earnings	1.7	2.5	1.3	(-0.4)	-
Net Income	2.9	4.6	1.8	(-1.1)	4.5
Total Assets	96.9	118.5	118.2	(-0.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

FY2007 1H Highlights

- Although gross trading profit remained flat, net income was down as a result of an increase in expenses and a decreased income from fund operations.
- Marubeni started distribution of medical materials for medical institutions and began consigning SPD operations on a full scale through Marubeni Hospital Partners Corporation.
- Marubeni became the first Japanese company to become a member of Europe's European Climate Exchange (ECX) .


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
0.4
1.0
1.0
1.7
1.7
2.5
1.3
(note)
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
1.6
4.0
2.3
4.0
2.9
4.6
1.8
4.5
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	0.8	0.7
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.2	0.2
Marubeni Logistics Corporation (Total logistics services)	Subsidiary	100.0%	0.3	0.2

(Note) Yearly prospects for core earnings for FY2007 are undisclosed.

II. Segmental Information (13)

<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

Marubeni CORPORATION

<Iron & Steel Strategies and Coordination>

FY2007 1H Highlights

- Despite concerns such as a slowdown in the U.S. housing market and excessive steel production in China, demand for steel products from the energy-related sector remained strong, and conditions in the domestic steel market also remained firm primarily as a result of increased demand from the manufacturing sectors.
- Marubeni-Itochu Steel Inc. is generating favorable results in an environment marked by persistently strong demand for steel products coming mainly from the energy and automotive sectors.

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	0.4	0.8	0.5	(+0.1)	-
Adjusted Operating Profit	-0.3	-0.5	-0.2	(+0.1)	-
Equity in earnings (losses) of affiliated companies	9.7	17.8	8.6	(-1.0)	
Core Earnings	9.4	17.3	8.5	(-0.9)	-
Net Income	8.1	14.9	7.5	(-0.5)	16.5
Total Assets	86.5	101.6	105.6	(+4.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	9.2	8.2
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	0.4	0.4

< Overseas Corporate Subsidiaries & Branches >

FY2007 1H Highlights

- Both gross trading profit and net income increased, because of increased agri-marine product related transactions and agrochemical related transactions, as well as the effect of a new consolidation of a paper distributing company in U.S.
- Marubeni America Corp. (MAC) purchased a trailer leasing company. Leasing business is one of the strategic fields in MAC.

(billions of yen)	FY2006 1H	FY2006 Yearly	FY2007 1H	FY2007 Variance	FY2007 Revised Yearly Pros. (Oct. 07)
Gross Trading Profit	43.2	84.2	53.0	(+9.7)	-
Adjusted Operating Profit	10.6	14.5	14.2	(+3.6)	-
Equity in earnings (losses) of affiliated companies	-0.2	0.0	0.9	(+1.0)	
Core Earnings	12.0	16.5	15.5	(+3.5)	-
Net Income	5.6	6.8	6.8	(+1.2)	9.0
Total Assets	418.9	413.4	574.3	(+160.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2006 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 1H (billions of yen)	FY2007 1H (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	4.3	5.8
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	0.1	0.2

Presentation: Financial Results for the 1st Half of FY2007

Nov 1, 2007

At Tokyo Headquarters, Marubeni Corporation

Financial Results for the 1st Half of FY2007
and
the Roundup of “G”PLAN

1. Net Income

"G" PLAN Target = JPY 220.0 bn

(Accumulated actual achievement as of Sep.30, 2007) **JPY 199.6 bn** ⇨ < 2-year-total> **JPY 264.3 bn** (Prospect)

Progress ratio 91% | 20% beyond the target

(billions of yen)



Yearly
1H Results
- ○ - Pros. at the start of fiscal year
✓ Increase in net income by 22% (y-on-y basis).
✓Income increase for the 1st Half for six consecutive fiscal years.
✓ Marked a record high for the interim result for the fourth successive year.
✓ Yearly prospect revised upward to 145.0 billion yen from the initial prospect of 135.0 billion yen.
140
120
100
80
60
40
20
0
Overall deficit due to restructuring
-116.4
-107.0
30.3
17.8
Pros.at the start
30.0
34.6
19.7
Pros. at the start
33.0
41.2
24.2
Pros. at the start
37.0
73.8
38.1
Pros. at the start
60.0
119.3
65.6
Pros. at the start
100.0
Upward revision
+14.7 bn yen
22% up
Revised Pros.
145.0
1H Result
80.3
Initial Yearly Pros.
135.0
"A" PLAN
"V"PLAN
"G"PLAN

<Dividends per share> JPY 0.0 | JPY 3.0 | JPY 3.0 | JPY 4.0 | JPY 7.0 (interim dividend JPY 2.0 inclusive) | JPY 10.0 (interim JPY 3.5) | JPY 12.0 (estimate) (interim JPY 6.0)

2. Adjusted Operating Profit & Core Earnings

Marubeni CORPORATION

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)

**Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Adjusted Operating Profit *

【Adjusted Operating Profit】
- ✓ Marked a record high for interim results for the third consecutive year.
- ✓ Profit increase for the 1st Half for four consecutive fiscal years.
- ✓ Yearly prospect revised upward to 190.0 billion yen from initial 182.0 billion yen.

〈Ref: Gross Trading Profit〉
- ✓ Record high for the 1st Half results : 281.4 billion yen



(billions of yen)
270
240
210
180
150
120
90
60
30
0
1H
Yearly
25.5
47.2
45.4
81.1
38.5
80.2
44.6
95.0
68.6
151.8
90.1
165.9
96.1
190.0
Revised Pros.
+6.0 billion yen
+7%
FY01
FY02
FY03
FY04
FY05
FY06
FY07
"A" PLAN
"V"PLAN
"G"PLAN

Core Earnings**

【Core Earnings】
- ✓Marked a record high on interim basis for the 3rd successive year.
- ✓ Profit increase for the 1st Half for four consecutive fiscal years.
- ✓ Yearly prospect revised upward to 266.0 billion yen from initial 256.0 billion yen.



1H
Yearly
28.9
56.1
55.5
101.3
51.1
103.0
67.4
129.7
96.3
195.4
121.3
234.8
132.0
266.0
Revised Pros.
+10.7 billion yen
+9%
FY01
FY02
FY03
FY04
FY05
FY06
FY07
"A" PLAN
"V"PLAN
"G"PLAN

3. Business Portfolio & Earnings Structure

Marubeni CORPORATION

Net Income


Consumer Products
10%
Finance
Textile
Products
Iron & Steel Strategies and Coordination
Chemicals
Forest Products & General Merchandise
Non-resources**
JPY 49.5bn
21%
Materials
Information & Communication
23%
Machinery
Transportation Industrial Machinery
Energy
Resources
36%
Resources
JPY 28.8 bn
Metals & Mineral Resources
FY2007 1H
JPY 80.3 bn
Consumer Products
13%
Materials
22%
FY2006 Yearly
JPY 119.3 bn
Resources
47%
Non-resources**
17%

Better-balanced Earnings Structure

Total Assets


Resources
20%
Consumer Products
21%
September 2007
JPY 5,308.5 bn
27%
Machinery
17%
Materials

Core Earnings


Consumer Products
12%
Resources
37%
September 2007
JPY 132.0 bn
Materials
21%
***
17%
Machinery

*) Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.

**) *Non-resources* represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

***) Information & Communication −1%

Marubeni CORPORATION

4. Total Assets, Shareholders' Equity & Net D/E Ratio



Shareholder' equity
Net interest-bearing debt
Net D/E ratio
(billions of yen)
(times)
6,000
5,000
4,000
3,000
2,000
1,000
0
10
8
6
4
2
0
Total Assets
5,308.5
4,805.7
4,321.5
4,254.2
4,208.0
4,587.1
4,873.3
10.30times
8.70times
5.01times
4.12times
2.83times
2.47times
2.50times
2,712.9
2,264.1
1,969.3
1,823.9
1,876.4
1,843.4
2,054.2
263.9
260.1
393.0
443.2
663.8
745.5
821.0
Mar. 2002
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
"A" PLAN
"V"PLAN
"G"PL

【Total Assets】

✓Steady progress in asset enhancement and improvement of asset efficiency along with profitability, due to aggressive new investments.

【Net D/E ratio】

✓ Keeping the "G"PLAN target, two times range.

5. Shareholders' Equity & Net Risk Assets


"A" PLAN
"V"PLAN
"G"PL
(billions of yen)
900
800
700
600
500
400
300
200
100
0
【Risk Management】
✓ To firmly maintain shareholders' equity ever-above the risk assets.
652.7
645.9
625.6
584.7
572.6
642.5
723.5
745.5
821.0
Net Risk Asset
Shareholders' Equity

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06	Mar. 07	Sep. 07
■ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8	745.5	821.0
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6	642.5	723.5
(1)-(2)	(388.8)	(385.8)	(232.6)	(141.5)	91.2	103.0	97.5
Risk-return	-	4.7%	5.5%	7.1%	12.9%	18.6%	11.1% *

* 6 month basis

6. New Investments

(unit: billions of yen)

Strategic Fields		1st Quarter FY2007 (Actual) amount	1st Quarter FY2007 (Actual) main projects	2nd Quarter FY2007 (Actual) amount	2nd Quarter FY2007 (Actual) main projects	2nd Half FY2007 (plan)
Fields to strengthen our competitive foundations	Energy & Resources	47.0	LNG/Equatorial Guinea Refinery in Qatar Resource Pacific	64.0	LNG / Peru QCMM (Coal concession in Australia)	150.0
	Overseas IPP		Mirant Caribbean*		Fujairah Ⅱ*(UAE) Cirebon * (Indonesia)	
Fields to expand further and develop our solid profit bases	Foods & Agri-marine Products	13.0		8.0	Purchase of additional share of Yamaboshiya Co., Ltd., turning it into subsidiary	
	Pulp, Paper & Chemicals					
	Machinery & Plant		Financing for Petoroleo de Venezuela S.A. (PDVSA) Investment in an overseas agent for construction machinery (Philippines)		Investment in overseas agents for construction machinery (Russia, Mexico)	
Fields to aggressively challenge in promising markets	Healthcare	10.0		18.0		
	Financial Services		Fund investment		Acquisition of a trailer-leasing company (Canada) Fund investment	
	Environmental Business					
	Others		Domestic condominium development, others.		Domestic condominium development, Development of a complex facility in Tianjin.	
Total		Approx. 70.0 billion yen		Approx. 90.0 billion yen		Approx. 150.0 billion yen

Note) Figures are rounded to the billion.

Note) The investment amount for the 1st and 2nd quarters includes figures for projects (marked *) for which final agreements were concluded during the period but for which the related payment for investments and loans is scheduled in the following quarter or onward.

7. The Roundup of "G"PLAN (as of September 2007)

Marubeni CORPORATION

Profitability

Consolidated Profit After Taxes

220 billion yen

Total for 2 years

by the End-September 2007

JPY199.6 bn

Attainment of 91% of the target

Risk Return

10% +

As of September 30, 2007

11.1%

※As of March 31. 2007 18.6%

ROA

2% +

As of September 30, 2007

1.58%

※FY 2006 2.52%

Stability

Shareholders' Equity

820 billion yen

As of September 30, 2007

821.0 billion yen

Risk Assets

approximately **750 billion yen**

As of September 30, 2007

723.5 billon yen

Consolidated Net D/E Ratio

2.0 s

As of September 30, 2007

2.50 times

Scale

Total Assets

5,000 billion yen

As of September 30, 2007

5,300 billon yen

Investment

5~600 billion yen

Total for 2 years

by the End-September 2007 commitment base

Approx. 460 billion yen

※2-year-total : beyond 600billion yen (Prospect)

(reference) Net Income by Operating Segment



(billions of yen)
35
30
25
20
15
10
5
0
-5
Left : FY2005 Actual Results
Middle : FY2006 Actual Results
Right: FY2007
(1H: Actual /
Yearly: revised prospect)
□ Yearly
(Upper figures)
■ 1H
(Lower figures)
5.8 10.1 10.0
3.4 4.7 2.4
Agri-Marine Products
-1.6 -2.4 2.0
0.5 0.3 1.1
Textile
0.4 9.6 10.5
-2.9 4.5 5.6
Forest Products & General Merchandise
3.7 1.4 5.5
4.4 1.0 3.4
Chemicals
26.7 31.6 31.5
9.5 14.3 18.8
Energy
16.1 24.9 21.0
7.9 12.0 10.0
Metals & Mineral Resources
7.6 10.0 14.0
1.8 4.3 10.1
Transportation & Industrial Machinery
5.8 6.4 10.5
3.2 5.1 5.2
Power Projects
2.6 1.7 4.0
1.9 0.7 3.1
Plant, Ship & Infrastructure Projects
0.4 2.5 4.0
-1.2 1.5 0.1
Information & Communication
1.1 3. 2.0
0.9 5.3 2.3
Development & Construction
4.0 4.6 4.5
2.3 2.9 1.8
Finance, Logistics & New Business
17.0 14.9 16.5
10.8 8.1 7.5
Iron & Steel Strategies & Coordination
4.0 6.8 9.0
5.7 5.6 6.8
Overseas Corporate Subsidiaries

FY2007 Assumptions of the Yearly Prospects and Price Sensitivity

<Initially estimated> <Revised for the 2nd Half>

①**Foreign Exchange Rate 115 YEN/USD → 115 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly basis)

②**Oil USD 55/Barrel → USD 70/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

③**Copper USD 6,000/MT → USD 7,300/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)

Financial Results for 1st Half FY2007

(Unit: billions of yen)

Operating Results	1st Half FY2007 Results	1st Half FY2006 Results	FY06/07 1H Variance	Variance in Percentage	Prospects for FY2007: Revised prospect at October 2007	Progress ratio	Initial prospect at May 2007
Total volume of trading transactions (*1)	¥ 5,097.0	¥ 4,686.7	¥ 410.2	9%	¥ 10,700.0	48%	¥ 10,500.0
Gross trading profit	281.4	265.0	16.4	6%	593.0	47%	570.0
Selling, general and administrative expenses	-185.3	-174.9	-10.4	-	-403.0		-388.0
Provision for doubtful accounts	-0.5	0.7	-1.2	-	-2.0		-2.0
Operating profit (*1)	95.6	90.9	4.8	5%	188.0	51%	180.0
Interest expense, net of interest income	-18.8	-15.2	-3.6	-	-44.0		-44.0
Dividends	12.3	4.2	8.1	-	20.0		15.0
Gain (loss) on investment securities	8.7	6.4	2.3	-	} 10.0		} 5.0
Gain (loss) on property and equipment	0.8	-2.8	3.6	-			
Other-net	1.0	-0.0	1.1				
Equity in earnings (losses) of affiliated companies	23.7	23.7	-0.0	-	56.0		59.0
Income (loss) from continuing operations before income taxes	123.3	107.0	16.3	15%	230.0	54%	215.0
Provision (benefit) for income taxes	-39.7	-37.9	-1.8	-	-78.0		-74.0
Minority interests in consolidated subsidiaries	-3.2	-3.5	0.2	-	-7.0		-6.0
Net income (loss)	80.3	65.6	14.7	22%	145.0	55%	135.0

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Revenue (*2)	2,014.1	1,807.6	206.5	11%			

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*3)	96.1	90.1	6.0	7%	190.0	51%	182.0
Core earnings (*4)	132.0	121.3	10.7	9%	266.0	50%	256.0

(*3) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)
(*4) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	September 30, 2007	March 31, 2007	Variance from March 31
Total assets	5,308.5	4,873.3	435.2
(Current assets)	(2,656.6)	(2,502.6)	(154.0)
(Fixed assets)	(2,651.9)	(2,370.7)	(281.2)
Shareholders' equity	821.0	745.5	75.6
Interest-bearing debt	2,475.1	2,278.4	196.7
Net interest bearing debt	2,054.2	1,843.4	210.7
D/E ratio (*5)	2.50 x	2.47 x	0.03 points

(*5) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	1st Half FY2007	1st Half FY2006
Cash flow from operating activities	70.6	-19.7
Cash flow from investing activities	-144.2	-67.4
Free Cash Flows	-73.5	-87.1
Cash flow from financing activities	42.5	46.5
Effect of exchange rate changes	4.8	-1.7
Changes in cash and cash equivalents	-26.2	-42.3

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	1st Half FY2007	1st Half FY2006	Variance
No. of profit making companies	464	414	50
Surplus amount	83.4	72.9	10.5
No. of loss making companies	140	141	-1
Deficit amount	-11.5	-10.2	-1.2
No. of companies, total	604	555	49
Net Income (loss)	71.9	62.7	9.3
Ratio of profit making companies	76.8%	74.6%	+2.2%

Major Financial Indicators and Yearly Prospects

Major Financial Indicators	1st Half FY07	1st Half FY06	Variance	*Assumptions for the revised yearly prospects* 2nd Half FY07
1) Foreign Exchange Rate (YEN/USD)	119.33	115.38	(Yen down by 3.95 yen)	¥115
2) JPY TIBOR(%)	0.735	0.324	(up by 0.411%)	1.000
USD LIBOR(%)	5.402	5.331	(up by 0.071%)	5.400
3) Oil (USD/Barrel) *North Sea Brent	64	66	(down by USD2/Barrel)	70
Copper (USD/MT) *LME	6,769	6,070	(up by USD699/MT)	7,300

note) Figures for North Sea Brent oil and LME copper are the average of the actual prices for the six months of January to June.

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

Highlights o
O Net incom record hi the same As a cons assured o
O Adjusted earnings half-year
O Sharehol to 821.0 b
O Net intere around th

Main Items
1) Total volu Total trad year. By and Over For refer (Note) A pr
2) Gross trad Year-on-
3) Selling, ge Year-on-

Opera
Agri-Mari
Textile
Forest Pro Merchand
Chemicals
Energy
Metals & Resources
Transport Machiner
Power Pro
Plant, Shi Projects
Informati Communi
Developm Constructi
Finance, L New Busi
Iron & Ste Coordinat
Overseas co & branches
Corporate
Consolida

O The ye
O Yearly

November 1, 2007
Marubeni Corporation

and Prospects for FY2007 (US GAAP Basis)

Outline of Financial Results for 1st Half FY2007

1st Half FY2007 Financial Results

e for the period amounted 80.3 billion yen, which renewed our half-year h, achieving an increse by 14.7 billion yen or 22% from 65.6 billion yen for eriod in the previous fiscal year.

quence, yearly prospect has been revised upward to 145.0 billion yen, which r yearly record profit for the fifth consecutive years.

operating profit increased 6.0 billion yen (7%) to 96.1 billion yen, and core ose 10.7 billion yen (9%) to 132.0 billion yen, both renewing our record for results.

ers' equity increased 75.6 billion yen from the end of the previous fiscal year · llion yen due to the buildup of net income for the period.

st-bearing debt was 2,054.2 billion yen. The D/E ratio was 2.50x, which is e same level as the previous year-end.

me of trading transactions ... 5,097.0 billion yen
ng transactions increased 410.2 billion yen over the same period of the previous fiscal segment, major growth was recorded in Energy (+142.8), Agri-marine Products (+136.4), eas corporate subsidiaries & branches (+132.6).
nce's sake, the impact of the weaker yen resulted in an improvement of 70.0 billion yen.
nounts in parentheses represent the amount of change over the same period in the evious fiscal year (unit: billions of yen).

ing profit ... 281.4 billion yen
ear growth was 16.4 billion yen. See below chart for segmental figures.

eral, and administrative expenses ... -185.3billion yen
ear increase was 10.4 billion yen, owing mainly to personnel expenses.

4) **Provision for doubtful accounts ... -0.5 billion yen**
This item decreased by 1.2 billion yen year-on-year, because reversal of the provision for doubtful accounts was posted in the previous year, due to a collection of overseas receivables.

5) **Interest expense, net of interest income ... -18.8 billion yen**
This item increased by 3.6 billion yen due to new investments and effect of rising interest rates.

6) **Dividends ... 12.3 billion yen**
Year-on-year increase of 8.1 billion yen was caused by dividend income from energy related businesses.

7) **Gain (Loss) on investment securities ... 8.7 billion yen**
・Gain (Loss) on sales of investment securities 10.0 billion yen (-0.6 billion yen year-on-year)
・Valuation loss on investment securities -1.2 billion yen (+2.9 billion yen year-on-year)
The net gain improved by 2.3 billion yen, due to the appraisal loss from electronic material related investment posted in the same period the previous year.

8) **Gain (Loss) on property and equipment ... 0.8 billion yen**
・Gain on sale of property and equipment 1.6 billion yen (-0.0 billion yen year-on year)
・Loss on sale /Valuation loss of property and equipment -0.8 billion yen (+3.6 billion yen year-on-year)
The net gain/loss improved by 3.6 billion yen because appraisal loss on property posted in the same period the previous year.

9) **Other-net ... 1.0 billion yen**
This item improved by 1.1 billion yen year-on-year, mainly due to increase in gain on currency exchange.

10) **Equity in earnings (losses) of affiliated companies ... 23.7billion yen**
Remained the same level as the previous year.

Marubeni-Itochu Steel Inc.	8.2 billion yen	(-1.0 billion yen year-on-year)
Nippon LP Resources	7.0 billion yen	(+0.2 billion yen year-on-year)
Daishsowa-Marubeni International	0.5 billion yen	(+1.1 billion yen year-on-year)

(Unit: billions of yen)

ing Segments	Gross trading profit			Net income (loss)			Main reasons for increase/decrease
	1st Half FY07	1st Half FY06	Variance	1st Half FY07	1st Half FY06	Variance	
ne Products	36.2	34.4	1.8	2.4	4.7	-2.2	Despite gross trading profit increased mainly in feedstuff, declined equity in earnings on distributive group firm pushed down segmental net income for the period.
	12.4	12.0	0.4	1.1	0.3	0.8	Improved profit ratio pushed up gross trading profit. In addition, decrease in expenses contributed to net income increase
ducts & General se	27.7	27.3	0.4	5.6	4.5	1.1	Despite profit decline in industrial paper products and building material subsidiary, gross trading profit increased due to brisk overseas pulp business. Segmental net income improved owing to swollen equity in earnings from overseas pulp manufacturer along with the growth in gross trading profit.
	15.6	15.9	-0.2	3.4	1.0	2.4	Gross trading profit remained the same level as the previous year in connection with the effect of disposal of agricultural material-related business. However, due to a valuation loss on electronic materials-related investment posted in the previous year, net income made a notable improvement
	43.8	43.9	-0.2	18.8	14.3	4.4	Although gross trading profit remained the same level as the previous year, net income for the period was pushed up by increased dividend income.
Mineral	10.2	8.7	1.5	10.0	12.0	-2.0	Despite an increase in gross trading profit mainly in non-ferrous, ferroalloy and steel materials, net income declined in accordance with the reversal profit of provision for doubtful accounts posted in the previous year, caused by a recovery of receivables
tion & Industrial	28.9	26.2	2.8	10.1	4.3	5.8	Gross trading profit increased mainly in construction machinery. In addition, a withdrawal gain on automobile-related business and decrease in income tax for construction machinery-related business caused a substantial improvement in net income.
jects	14.8	12.2	2.6	5.2	5.1	0.1	Gross trading profit increased with contribution from overseas EPC projects Net income remained the same level due to reversal of the provision for doubtful accounts posted in the same period the previous year, in spite of gain on sales of overseas power producing business.
& Infrastructure	9.4	8.5	0.8	3.1	0.7	2.4	Gross trading profit increased through buoyant sales in ship business as well as the effect of newly consolidated leasing company. Since a restructuring loss posted in the previous year, net income increased for the period under review.
n & cation	12.1	13.2	-1.1	0.1	1.5	-1.4	Gross trading profit decreased in connection with a profit decline of a solution business-related group firm. In addition, gain on sales of marketable securities posted in the previous year caused a fall in net income for the period
ent & on	14.1	18.6	-4.5	2.3	5.3	-3.0	Both gross trading profit and net income declined for this period, effected by profit from a large-scale project posted in the same period the previous year.
ogistics & ness	4.8	4.7	0.0	1.8	2.9	-1.1	Although gross trading profit remained the same level as the last year, net income decreased due to profit decline in fund investments.
el Strategies and on	0.5	0.4	0.1	7.5	8.1	-0.5	Net income for the period dropped due to decreased equity in earnings of affiliated companies
rporate subsidiaries	53.0	43.2	9.7	6.8	5.6	1.2	Gross trading profit as well as net income increased mainly in Marubeni America
& elimination	-2.0	-4.2	2.2	2.0	-4.7	6.7	----------
ted	281.4	265.0	16.4	80.3	65.6	14.7	

Outline of FY2007 Prospects

arly prospect for net income has been revised to 145.0 billion yen, as the interim net income amounted to 80.3 billion yen.

cash dividend is planned to be JPY 12 per share as announced in April. Interim cash dividend is to be JPY 6 per share.

82-616

Interim Financial Results for FY2007

Contents

I. Consolidated Financial Results for 1st Half FY2007

<Reference>

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results

for 1st Half FY2007

Marubeni Corporation

1.Consolidated Balance Sheets

< Unaudited >

	Millions of yen		
	September 30 2007	March 31 2007	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **388,730**	¥ 414,952	¥ **-26,222**
Time deposits	**32,162**	20,010	**12,152**
Investment securities	**13,360**	26,693	**-13,333**
Notes and accounts receivable - trade:			
Notes receivable	**91,954**	107,930	**-15,976**
Accounts receivable	**1,167,318**	1,032,790	**134,528**
Due from affiliated companies	**74,890**	85,799	**-10,909**
Allowance for doubtful accounts	**-13,881**	-16,332	**2,451**
Inventories	**444,511**	420,533	**23,978**
Advance payments to suppliers	**227,385**	214,067	**13,318**
Deferred income taxes	**36,981**	43,715	**-6,734**
Prepaid expenses and other current assets	**193,229**	152,435	**40,794**
Total current assets	**2,656,639**	2,502,592	**154,047**
Investments and long-term receivables:			
Affiliated companies	**586,509**	504,501	**82,008**
Securities and other investments	**625,014**	603,545	**21,469**
Notes, loans and accounts receivable - trade	**124,010**	121,138	**2,872**
Allowance for doubtful accounts	**-53,817**	-51,337	**-2,480**
Property leased to others, at cost, less accumulated	**174,911**	171,115	**3,796**
Total investments and long-term receivables	**1,456,627**	1,348,962	**107,665**
Net property and equipment	**868,113**	731,452	**136,661**
Prepaid pension cost	**21,338**	21,642	**-304**
Deferred income taxes	**59,760**	53,088	**6,672**
Intangible fixed assets	**100,281**	86,654	**13,627**
Goodwill	**46,905**	35,794	**11,111**
Other assets	**98,873**	93,120	**5,753**
Total assets	¥ **5,308,536**	¥ 4,873,304	¥ **435,232**

Major Increase / Decrease

Assets

	(Billions of Yen) Sept. 2007	Variance from March 2007	
Cash and cash equivalents	388.7	- 26.2	Decrease mainly in Parent.
Investment securities	13.4	- 13.3	Decrease mainly in Parent.
Notes receivable	92.0	- 16.0	Decrease both in Parent and subsidiaries.
● Accounts receivable	1,167.3	+ 134.5	Decrease in Parent, increase in subsidiaries.
Inventories	444.5	+ 24.0	Increase mainly in subsidiaries.
Advance payment to suppliers	227.4	+ 13.3	Increase both in Parent and subsidiaries.
Prepaid expenses and other current assets	193.2	+ 40.8	Decrease in Parent, increase in subsidiaries.
Investments and long-term receivables from affiliated companies	586.5	+ 82.0	Increase mainly from new investments.
Securities and other investments	625.0	+ 21.5	Increase both in Parent and subsidiaries.
● Tangible fixed assets	868.1	+ 136.7	Increase mainly in subsidiaries.
Intangible fixed assets	100.3	+ 13.6	Increase mainly in subsidiaries.
Goodwill	46.9	+ 11.1	Increase due to new investments and capital increase.
Deferred income taxes (Assets) (Current/Fixed)	96.7	- 0.1	Percentage in total Assets 11.8% (Mar. 2007: 13.0%)
Deferred income taxes (Liabilities) (Current/Fixed)	49.2	+ 14.6	
Deferred income taxes-net	47.5	- 14.7	

1. Marubeni Corporation
Consolidated Balance Sheets (Continued)
< Unaudited >

	Millions of yen		
	September 30 2007	March 31 2007	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ **258,204**	¥ 170,423	¥ **87,781**
Current portion of long-term debt	**84,260**	164,485	**-80,225**
Notes and accounts payable-trade			
Notes and acceptances payable	**194,573**	210,151	**-15,578**
Accounts payable	**894,064**	762,520	**131,544**
Due to affiliated companies	**46,375**	52,288	**-5,913**
Advance payments received from customers	**214,851**	204,489	**10,362**
Accrued income taxes	**19,624**	17,219	**2,405**
Deferred income taxes	**5,214**	4,632	**582**
Accrued expenses and other current liabilities	**288,669**	294,059	**-5,390**
Total current liabilities	**2,005,834**	1,880,266	**125,568**
Long-term debt, less current portion	**2,328,372**	2,130,137	**198,235**
Employees' retirement benefits	**15,643**	12,075	**3,568**
Deferred income taxes	**44,022**	29,987	**14,035**
Minority interests in consolidated subsidiaries	**93,619**	75,385	**18,234**
Shareholders' equity:			
Paid-in capital	**262,686**	262,686	**-**
Capital surplus	**155,909**	155,905	**4**
Retained earnings	**367,079**	298,011	**69,068**
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	**93,337**	102,899	**-9,562**
Currency translation adjustments	**-16,205**	-39,547	**23,342**
Unrealized losses on derivatives	**-15,162**	-6,410	**-8,752**
Pension liability adjustment	**-25,928**	-27,603	**1,675**
Cost of common stock in treasury	**-670**	-487	**-183**
Total shareholders' equity	**821,046**	745,454	**75,592**
Total liabilities and shareholders' equity	¥ **5,308,536**	¥ 4,873,304	¥ **435,232**

*These financial statements are based on US GAAP.

Major Increase / Decrease

Liabilities

(Billions of Yen)

	Sept. 2007	Variance from March 2007	
Short-term loans	258.2	+ 87.8	Increase both in Parent and subsidiaries.
Current portion of long-term debt	84.3	- 80.2	Decrease in debentures and loans.
Long-term interest-bearing debt, less current portion	2,132.6	+ 189.1	Increase in loans and debentures.
Short & long-term loans, debentures	2,475.1	+ 196.7	Effects of SFAS133: +1.3 (Variance from Mar. 2007 -1.2)
Net interest-bearing debt	2,054.2	+ 210.7	Net interest-bearing debt, excluding effects of SFAS133 2,052.9 (Variance from Mar. 2007 +212.0)
Notes payable	194.6	- 15.6	Decrease in both Parent and subsidiaries.
Accounts payable	894.1	+ 131.5	Decrease in Parent, increase in subsidiaries.
Advance payments received	214.9	+ 10.4	Increase mainly in Parent.
Accured expenses and other current liabilities	288.7	- 5.4	Decrease in Parent, increase in subsidiaries.
Minority interests in consolidated subsidiaries	93.6	+ 18.2	Increase due to new investment.

Shareholders' equity

	Sept. 2007	Variance from March 2007	
Total shareholders' equity	821.0	+ 75.6	Retained earnings +69.1 (Net income +80.3, Dividend paid -11.3), Net unrealized gains (losses) on investment securities -9.6, Currency translation adjustments +23.3, Net unrealized losses on derivatives -8.8, Employees' retirement benefits adjustment +1.7 Cost of common stock in treasury -0.2

2. Financial Position

	Sept. 2007	March 07
Ratio of net worth to total assets	15.5%	15.3%
Current ratio	132.4%	133.1%
D/E ratio ※	2.50x	2.47x

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	1st Half FY2007	1st Half FY07
R O A	1.58%	1.41%
R O E	10.26%	9.73%

Marubeni Corporation
2.Consolidated Statement of Income
< Unaudited >

	Millions of yen			
	Six months ended September 30			
	2007	2006	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥1,913,448**	¥1,718,982	¥ 194,466	11.3%
Commissions on services and trading margins	**100,635**	88,583	12,052	13.6%
Total	**2,014,083**	1,807,565	206,518	11.4%
Cost of revenues from trading and other activities	**-1,732,683**	-1,542,549	-190,134	12.3%
Gross trading profit	**281,400**	265,016	16,384	6.2%
Expenses and other:				
Selling, general and administrative expenses	**-185,325**	-174,898	-10,427	6.0%
Provision for doubtful accounts	**-474**	732	-1,206	-
Interest income	**13,903**	11,630	2,273	19.5%
Interest expense	**-32,691**	-26,853	-5,838	21.7%
Dividends received	**12,301**	4,218	8,083	191.6%
Impairment loss on investment securities	**-1,239**	-4,167	2,928	-70.3%
Gain (loss) on sales of investment securities	**9,953**	10,532	-579	-5.5%
Gain (loss) on property and equipment	**773**	-2,797	3,570	-
Equity in earnings (losses) of affiliated companies-net	**23,650**	23,652	-2	0.0%
Other – net	**1,045**	-29	1,074	-
Total	**-158,104**	-157,980	-124	0.1%
Income (loss) from continuing operations before income taxes	**123,296**	107,036	16,260	15.2%
Provision for income taxes	**-39,721**	-37,930	-1,791	4.7%
Income (loss) from continuing operations	**83,575**	69,106	14,469	20.9%
Minority interests in consolidated subsidiaries	**-3,239**	-3,461	222	-6.4%
Net Income	**¥ 80,336**	¥ 65,645	¥ 14,691	22.4%
Dividend for preferred shares	**¥ -**	¥ 605	¥ -605	-
Net income available for shareholders	**80,336**	65,040	15,296	23.5%
Basic earnings per share *(yen)*	**46.35**	40.40	5.95	14.7%
Diluted earnings per share *(yen)*	**-**	37.87	-	-
Total volume of trading transactions (Based on Japanese accounting practice)	**5,096,961**	4,686,738	410,223	8.8%
Operating profit (Based on Japanese accounting practice)	**95,601**	90,850	4,751	5.2%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions: 1st Half FY2007	Total volume of trading transactions: Variance year-on-year	Gross trading profit: 1st Half FY2007	Gross trading profit: Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	643.2	136.4	36.2	1.8	Increase mainly in feedstuffs.
Textile	170.6	- 6.4	12.4	0.4	Increase due to the improvement of profit margin in apparel and materials.
Forest Products & General Merchandise	455.3	37.4	27.7	0.4	Increase due to an overseas pulp project, despite the decrease in industrial paper-related and construction materials-related subsidiaries.
Chemicals	441.3	21.5	15.6	- 0.2	Decrease due to sales of an agri-material-related group company, etc.
Energy	1,364.5	142.8	43.8	- 0.2	
Metals & Mineral Resources	507.4	16.9	10.2	1.5	Increase in transactions in ferrous alloy and raw materials for steelmaking caused the profit rise.
Transportation & Industrial Machinery	348.8	46.2	28.9	2.8	Increase mainly in construction machinery.
Power Projects	119.6	2.7	14.8	2.6	Increase in overseas EPC projects.
Plant, Ship & Infrastructure Projects	311.7	8.7	9.4	0.8	Increase due to profit from vessel transactions as well as the effect of a newly consolidated leasing company.
Information & Communication	103.2	- 2.3	12.1	- 1.1	Decrease in the transactions of solution-related business companies.
Development & Construction	54.6	- 38.1	14.1	- 4.5	Decrease owing to the absence of transactions from large-scale projrcts.
Finance, Logistics & New Business	17.9	- 1.4	4.8	0.0	
Iron & Steel Strategies and Coordination	0.5	0.1	0.5	0.1	
Overseas corporate subsidiaries & branches	840.8	132.6	53.0	9.7	Increase supported by Marubeni America.
Corporate & elimination	- 282.4	- 86.7	- 2.0	2.2	
Consolidated	5,097.0	410.2	281.4	16.4	

(billions of yen)	1st Half FY2007	1st Half FY2006	Variance	(Main reasons for increase/ decrease)
Revenue	2,014.1	1,807.6	206.5	Increase in Agri-Marine Products, Overseas corporate subsidiaries & branches, and Energy.

2. Expenses:

(billions of yen)

	1st Half FY2007	1st Half FY2006	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 185.3	- 174.9	- 10.4	
(Personnel expenses)	(- 93.0)	(- 86.5)	(- 6.5)	
(Transportation expenses)	(- 8.4)	(- 7.7)	(- 0.7)	
(Service commissions)	(- 11.4)	(- 11.1)	(- 0.3)	
(Depreciation expenses)	(- 7.2)	(- 8.7)	(1.5)	
Provision for doubtful accounts	- 0.5	0.7	- 1.2	Effect of reversal of allowance for overseas bad debt posted in 1st Half FY2006
Total	- 185.8	- 174.2	- 11.6	

3. Financial Expenses:

(billions of yen)

	1st Half FY2007	1st Half FY2006	Variance	(Main reasons for increase/ decrease)
Interest income	13.9	11.6	2.3	
Interest expense	- 32.7	- 26.9	- 5.8	Increase due to interest rate rise in Japanese Yen and new investments.
(Interest - net)	(- 18.8)	(- 15.2)	(- 3.6)	
Dividends Received	12.3	4.2	8.1	
Total	- 6.5	- 11.0	4.5	

4. Gain (loss) on investment securities:

(billions of yen)

	1st Half FY2007	1st Half FY2006	Variance	(Main reasons for increase/ decrease)
Gain (loss) on sales of investment securities	10.0	10.5	- 0.6	
Valuation loss on investment securities	- 1.2	- 4.2	2.9	Effect of appraisal loss for investment in the electronic material-related business posted in the same period the previous year.
Total	8.7	6.4	2.3	

5. Gain (loss) on property and equipment:

(billions of yen)

	1st Half FY2007	1st Half FY2006	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	1.6	1.6	- 0.0	
Loss on sales of property and equipment/ impairment losses	- 0.8	- 4.4	3.6	Effect of appraisal loss for property posted in the same period the previous year.
Total	0.8	- 2.8	3.6	

Reference - Influence of newly included companies / excluded companies on Consolidate

(billions of yen)	Newly included	Excluded	Net influence
Total volume of trading transactions	43.9	- 26.1	17.8
Gross trading profit	6.8	- 4.3	2.5
SGA expenses (excl. doubtful accounts)	-5.0	4.0	- 1.0
Operating profit	1.6	- 0.3	1.3
Interest expense-net	-0.8	- 0.0	- 0.8
Equity in earnings of affiliated companies-net	-4.3	0.6	- 3.7

Marubeni Corporation
3. Consolidated Statements of Cash Flows

	Millions of yen Six Months Ended September 30, 2007	
Operating activities		
Net income (loss)	¥ 80,336	Income increased especially in the overseas natural resource-related subsidiaries, amounting to 70.6 billion yen.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	42,204	
Changes in operating assets and liabilities	-51,913	
Net cash provided by operating activities	**70,627**	
Investing activities		
Net decrease (increase) in term deposit	-4,816	
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-121,156	New investments in overseas power projects and in overseas resource-related business resulted in an disbursement of 121.2 billion yen.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-39,170	Purchase in subsidiaries, among others, resulted in an disbursement of 39.2 billion.
Collection of loans receivable, and Loans made to customers	20,985	Collection of domestic loans resulted in an income of 21.0billion yen.
Net cash provided (used) by investing activities	**-144,157**	
Free Cash Flows	**-73,530**	
Financing activities		
Net decrease (increase) in short-term loans	31,828	Increased funding through short-term and long-term loans for new investments resulted in an income of 42.5 billion yen.
Proceeds from and payments of long-term debt	24,234	
Cash dividend	-11,268	
(Purchase) sale of treasury stock	-179	
Other	-2,152	
Net cash used (provided) in financing activities	**42,463**	
Effect of exchange rate changes on cash and cash equivalents	4,845	
Net increase (decrease) in cash and cash equivalents	-26,222	
Cash and cash equivalents at beginning of period	414,952	
Cash and cash equivalents at end of period	388,730	

These financial statements are based on US GAAP.

4. Balance of Risk Exposure Outstanding in 14 Countries (As of September 30, 2007)

Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)

(Billions of Yen)

	Investments	Loans	Guarantees	Deferred Payments	Gross Risk Exposure		Net Risk Exposure	
						+/- from Mar07		+/- from Mar07
P.R. China	40.3	21.9	5.7	0.7	68.6	3.4	67.3	3.4
Hong Kong	1.7	0.5	2.3	0.2	4.6	-1.2	4.6	-1.2
S. Korea	25.8	1.0	0.3	0.2	27.3	1.3	26.3	1.1
Indonesia	109.8	27.0	9.1	2.4	148.3	-1.7	139.0	-0.0
Philippines	76.6	6.7	0.0	0.5	83.7	44.7	79.0	44.6
Thailand	20.6	1.0	14.1	0.0	35.6	3.9	35.6	4.4
India	12.9	1.2	0.0	0.0	14.1	1.3	14.1	1.3
Qatar	8.2	0.9	14.0	0.0	23.1	14.5	21.0	14.2
Russia	4.6	0.8	21.5	0.0	26.9	-2.5	26.2	-2.4
Mexico	7.5	14.0	1.6	0.3	23.4	-1.2	23.4	-1.2
Jamaica	38.2	0.2	13.9	0.0	52.3	51.9	52.3	51.9
Brazil	17.7	7.7	0.8	0.4	26.5	-0.1	26.0	0.1
Chile	26.5	0.0	0.0	3.1	29.6	1.1	29.6	1.1
Venezuela	2.0	17.0	0.0	0.0	19.0	3.8	17.9	3.7
14 Countries Total	392.4	99.8	83.1	7.7	583.0	119.1	562.2	120.9

1. The above figures consist of the outstanding investments, loans, guarantees, and deferred payments of the headquarters and the main subsidiaries (including the overseas corporate subsidiaries).

2. The "Net Risk Exposure" represents the difference between the "Gross Risk Exposure" and its hedged portion (the risks are hedged by trade insurances and other measures)

Remarks (Increase/Decrease from Last Fiscal Year)

Philippines Increase→Acquisition of electric power generation assets.
Qatar Increase→Guarantee for a loan for the power generation project under construction.
Jamaica Increase→Acquisition of electric power generation assets.
These assets consist of 4 subsidiaries in Jamaica,Trinidad and Tobago,Bahama and Curacao, and majorities are located in Jamaica.

5. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	September 2007	March 2007
Real Estate for Sale (Consolidated Basis)	82.2	77.3
Real Estate for Lease (Consolidated Basis)	86.3	89.8

6. Disposition of Employees (Non-consolidated basis)

● By office location

	Apr-05	Apr-06	Oct-06	Apr-07	Oct-07	Changes from April
Head Office	2,016	2,109	2,166	2,306	2,300	- 6
Domestic Branches	143	137	132	120	122	+2
Domestic Group Firms	853	787	759	694	674	- 20
Overseas branches and corporate subs.	609	606	614	617	622	+5
North America	117	116	121	123	129	+6
Europe	96	87	85	84	82	- 2
Asia	291	292	294	294	291	- 3
Central and South America	38	38	39	38	42	+4
Others	67	73	75	78	78	+0
Total	3,621	3,639	3,671	3,737	3,718	- 19

● By Division

	Apr-05	Apr-06	Oct-06	Apr-07	Oct-07	Changes from April
Agri-Marine Products	247	250	258	275	273	- 2
Textile	270	266	267	219	213	- 6
Forest Products & General Merchandise	232	232	239	249	247	- 2
Chemicals	262	255	259	260	256	- 4
Energy	187	198	201	199	196	- 3
Metals & Mineral Resources	130	130	134	142	142	+0
Transportation & Industrial Machinery *2	—	—				
Transportation Machinery *2	165					
Transportation & Industrial Machinery *2	—	233	235	238	242	+4
Iron & Steel Strategies and Coordination	3	3	2	1	1	+0
Utility & Infrastructure *2	—					
Plant & Ship *2	—					
Plant, Power & Infrastructure Projects *2	318					
Power Projects *2	—	168	176	191	190	- 1
Plant, Ship & Infrastructure Projects *2	—	251	257	263	257	- 6
Development & Construction	146	146	151	152	147	- 5
Finance & Logistics Business	128					
Finance, Logistics & New Business	—	157	173	188	184	- 4
Telecom & Information *2	—					
Industrial Machinery & Information Business *2	308					
Information & Communication*2	—	102	100	101	101	+0
Business Incubation	12	12				
Abu Dhabi Trading House Project *4				6	6	+0
Corporate Staff, Others *1	463	484	404	431	422	- 9
Total Core Staff	2,871	2,887	2,856	2,915	2,877	- 38
Assistant Staff, Others	750	752	815	822	841	+19
Total	3,621	3,639	3,671	3,737	3,718	- 19

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments from April, 2004

*2 Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure Projects.
Furthermore, effective April 1, 2006 the above segments have been reorganized as Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.

*3 Former Finance & Logistics division transformed to Finance, Logistics & New Business division as of April 2006.
Effective October 2006, Business Incubation Dept. has been united to Finance, Logistics & New Business.

*4 Effective April 1, 2007, Abu Dhabi Trading House Project Dept. has been separated off Finance, Logistics & New Business.

◆Projected number of staffs at end of FY 2007 (non-consolidated basis) approx. 3,730 employees

◆Number of staffs at March 2007 (consolidated basis) 28,442 employees

Transition of Consolidated Financial Results

	1st Half FY2003	FY2003	1st H FY2(
Total volume of trading transactions	3,824.7	7,902.5	3,7
Gross trading profit	198.0	406.8	2
Selling, general and administrative expenses	-159.5	-326.6	-1
Provision for doubtful accounts	1.5	-0.8	
Operating profit	40.0	79.4	
Other profits・expenses	-9.3	-19.3	
Interest expense-net	-10.7	-23.0	
Dividends	4.4	7.2	
Gain (loss) on investment securities	1.8	16.1	
Gain (loss) on property and equipment	-0.5	-1.5	
Equity in earnings (losses)	-	-	
Other-net	-4.3	-18.0	
(Liquidation and disposal losses related to associated firms)	(-2.0)	(-6.5)	(
Income before taxes and equity in earnings (losses)	30.6	60.1	
Minority interests in income (loss) of consolidated subsidiaries	-1.1	-3.0	
Equity in earnings (losses)	6.9	14.3	-
Net income (loss) from continuing operations	20.6	35.7	
Loss from Discontinued Operations(after income tax)	-0.9	-1.1	
Net income (loss)	19.7	34.6	

FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007
0.97%	0.89%	1.68%	1.41%	2.52%	1.58%
9.87%	7.97%	13.33%	9.73%	16.94%	10.26%
4.12	3.65	2.83	2.79	2.47	2.50
10.5%	11.9%	14.5%	14.6%	15.3%	15.5%
111.2%	109.7%	110.6%	123.9%	133.1%	132.4%

525	562	555	555	561	604
369	392	388	385	385	420
156	170	167	170	176	184
422	414	433	414	449	464
80.4%	73.7%	78.0%	74.6%	80.0%	76.8%
92.7	57.4	120.9	72.9	142.5	83.4
103	148	122	141	112	140
19.6%	26.3%	22.0%	25.4%	20.0%	23.2%
-51.0	-	-	-	-	-
-45.5	-13.7	-41.5	-10.2	-26.8	-11.5

(Note) Equity in earnings (losses) of affiliated companies is included in oth
Some of the figures for 1st Half FY2004 and the terms that follow ha

Total assets	4,263.5	4,254.2	4,(
Current assets	2,152.9	2,080.0	1,9
Fixed assets and others	2,110.6	2,174.2	2,1
Interest-bearing debt	2,697.9	2,454.8	2,2
Cash and cash equivalents	529.9	485.5	2
Interest-bearing debt-net	2,168.0	1,969.3	1,9
Shareholders' equity	304.2	393.0	4
Paid-in capital	194.0	231.8	2
Additional paid-in capital	87.8	125.4	1
Retained earnings	80.0	94.9	1
Net unrealized gains (losses) on investment securities arising during period	14.1	34.9	
Net currency translation adjustments	-67.2	-87.9	
Minimum pension liability adjustment	-0.6	-0.6	
Employees' retirement benefit adjustment	—	—	
Net unrealized losses on derivatives	-3.9	-5.4	
Cost of common stock in treasury	-0.1	-0.1	

FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007
11,668.95	13,574.30	17,059.66	16,127.58	17,287.65	16,785.69
107.39	113.19	117.47	117.90	118.05	115.43
107.55	109.48	113.31	115.38	117.02	119.33
104.21	110.62	118.07	115.24	119.11	123.26
108.24	106.1	110.21	115.72	116.38	120.15
1.38 %	1.38 %	1.38%	1.63%	1.88%	1.88%
1.65 %	1.55 %	2.10%	2.30%	2.20%	2.25%
0.08 %	0.09 %	0.13%	0.44%	0.66%	0.85%
3.12 %	4.07 %	5.00%	5.37%	5.35%	5.23%

October 26, 2007

Summary of Consolidated Financial Results

for the 1st Half FY2007

(April 1, 2007 – September 30, 2007)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

October 26,2007

Summary of Consolidated Financial Statements for 1st Half FY2007 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo

Representative: KATSUMATA Nobuo President and CEO, Member of the Board
Enquiries: HASHIMOTO Takashi General Manager, Media Relations Sec. TEL (03) 3282 - 4803
Expected filing date of semiannual financial statement report : November 30, 2007
Expected Date of the beginning of delivery of dividends: December 3, 2007

1. Consolidated financial results for 1st Half FY2007 (April 1, 2007 - September 30, 2007)

(1) Consolidated business results

	Total volume of trading transactions		Operating profit		Income before income taxes	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2007	5,096,961	8.8	95,601	5.2	123,296	15.2
1st Half FY2006	4,686,738	16.7	90,850	39.0	107,036	40.5
FY2006	9,554,943	10.0	165,020	15.2	193,815	45.7

	Net income		Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2007	80,336	22.4	46.35	-
1st Half FY2006	65,645	72.2	40.40	37.87
FY2006	119,349	61.7	72.41	68.85

(Note)
①Equity in earnings-net 1st Half FY2007 23,650million yen 1st Half FY2006 23,652million yen FY2006 44,880million yen
②The ratio of Total volume of trading transactions, Operating profit, Income before income taxes and Net income represents the changes from the previous year.
③For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those which the Companies act as agent.
④Class I Preferred Stock issued in December 2003 has dilution effect for the 1st half of FY2006 and yearly FY2006. All of the stock has been converted to commom share as of March 19, 2007.

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2007	5,308,536	821,046	15.5	473.70
September 30, 2006	4,694,493	686,200	14.6	383.02
March 31, 2007	4,873,304	745,454	15.3	430.04

(Note)
In accordance with the US GAAP, Shareholders' equity, Shareholders' equity ratio, and Shareholders" equity per share are stated as was conventionally done.

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
1st Half FY2007	70,627	-144,157	42,463	388,730
1st Half FY2006	-19,687	-67,392	46,463	326,649
FY2006	152,075	-135,147	24,819	414,952

2. Dividends Information

	Dividend per share		
	Interim dividend	Year end dividend	Yearly dividend
	(yen)	(yen)	(yen)
FY2006	3.50	6.50	10.00
FY2007	6.00		12.00
FY2007 (prospects)		6.00	

(Note) Above figures show the dividends regarding common shares. The dividends regarding classified shares which are unlisted are mentioned in page2 "Dividends for classified shares"

3. Forecast of consolidated financial results for FY2007 (April 1, 2007-March 31, 2008)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2007	10,700,000	12.0	188,000	13.9	230,000	18.7	145,000	21.5

	Basic EPS
	(yen)
FY2007	83.66

(Note) The ratio of Total volume of trading transactions, Operating profit, Income before income taxes and Net income represents the changes from the previous year.

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes

(2) Changes in accounting principle, procedure or display method

① Any changes in accordance with the changes in the accounting system? : No changes

② Any changes other than ①? : No changes

(3) Number of outstanding shares

①Number of outstanding shares at the end of the term	September 30, 2007 (Common shares)	1,734,916,816	(Class 1 preferred shares)	-
(Consolidated basis/Treasury shares are included)	September 30, 2006 (Common shares)	1,633,576,791	(Class 1 preferred shares)	60,500,000
	March 31, 2007 (Common shares)	1,734,916,816	(Class 1 preferred shares)	-
②Number of outstanding treasury shares	September 30, 2007 (Common shares)	1,664,383	(Class 1 preferred shares)	-
at the end of the term	September 30, 2006 (Common shares)	1,352,097	(Class 1 preferred shares)	-
	March 31, 2007 (Common shares)	1,483,567	(Class 1 preferred shares)	-

(Note)The assumptions on calculating EPS(consolidated basis) are stated in page33 "Earnings/Loss per Share of Common Stock"

<Notes to the description about future, other >

(1) The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 17 "Financial Prospects and preconditions for FY2007".

(2) Forecast of consolidated financial results for FY2007 is modified considering interim consolidated financial results for FY2007.

< Reference > Dividends information regarding classified shares

Dividends for classified shares are as follows.

	Dividend per share			Total amount of dividend
(Record date)	Interim dividend	Year end dividend	Yearly dividend	(Yearly)
	(yen)	(yen)	(yen)	(millions of yen)
FY2007	-	-	-	-
FY2006	10.00	-	10.00	605

Marubeni Corporation
Financial Results

1. Financial Results

Business Environment

An overview of the economic environment for our first half of the period under review reveals that, despite a slowdown in economies in developed countries, notably in the U.S., those in emerging nations expanded steadily and the global economy maintained stable growth. Meanwhile, demand for energy and natural resources expanded on a global scale, causing prices of primary commodities including crude oil, steelmaking raw materials and non-ferrous metals to remain at high levels.

In the U.S., housing investment fell off sharply but the economy went no further than decelerating as favorable corporate earnings and wage conditions helped capital expenditures and consumer spending to remain brisk, in addition to the positive effect from increased demand from overseas backed by weakening of the dollar. In the meantime, the FRB cut the interest rate for the first time in nearly four years amid a slight easing of upward pressure on prices in the face of turmoil in the financial market that had started from the sub-prime loan problem.

In Europe, stable increases in exports continued, chiefly in Germany, but sluggish growth in consumer spending triggered a slowdown in the economy. The European Central Bank, which had implemented interest rate hikes aimed at preventing inflation until June, left interest rates unchanged after July in the face of a decrease in inflationary pressure and a turmoil in financial market.

The Asian economies, notably in China and India, continued to expand. In China, economic growth accelerated because fixed-asset investments and exports continued to demonstrate strong growth and consumer spending accelerated its upward trend supported by income growth. In addition, trade surplus and foreign currency reserves continued to build up and the government there gradually stepped up the pace of appreciation of the yuan. In India, the favorable expansion in the service and manufacturing sectors fueled a high growth of the economy. Elsewhere in Asia, economies continued to grow generally in a stable fashion.

In resource-exporting countries including Russia, economies remained strong as exports expanded in the shadow of globally escalated demand for and soaring prices of primary commodities and this had a favorable ripple effect on their domestic demand. In Brazil, the economy expanded steadily, amid continued monetary easing under a decrease in inflationary pressure, on the strength of faster growth in consumer spending and capital expenditures.

Turning our eyes to the state of the Japanese economy for our first half of the period under review, we observe that business conditions, driven by exports and capital expenditures, remained on a mild recovery track. Capital expenditures maintained an upward trend as corporate earnings remained on high levels and with strong appetites for investments remaining. Exports continued to increase supported by the expansion of the global economy and depreciation of the yen. While the employment situation continued to improve, consumer spending remained on a modest recovery

track given the slow pace of wage increases. Consumer prices remained slightly below the level of the same period in the previous year and the Bank of Japan kept the financial policy to maintain the status quo. While exchange rates remained on a downward trend with the yen reflecting relatively low interest rate levels until June, a modest upward swing in the yen continued after July due to the influence of turmoil in the U.S. financial market.

Marubeni Corporation
Financial Results

Consolidated Financial Results

The summary of consolidated financial results for the 1st Half FY2007 is as follows:

(billions of yen)

	1st Half FY2007	1st Half FY2006	Variance	
			Amount	%
Total volume of trading transactions	5,097.0	4,686.7	410.2	8.8%
Gross trading profit	281.4	265.0	16.4	6.2%
Operating profit	95.6	90.9	4.8	5.2%
Income before income taxes	123.3	107.0	16.3	15.2%
Net income	80.3	65.6	14.7	22.4%

Revenue	2,014.1	1,807.6	206.5	11.4%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

The consolidated total volume of trading transactions increased 8.8% year-on-year to ¥5,097 billion. Gross trading profit grew ¥16.4 billion (6.2%) year-on-year to ¥281.4 billion. While expenses, notably payroll expenses, rose by ¥11.6 billion year-on-year, operating profit increased ¥4.8 billion (5.2%) year-on-year, to ¥95.6 billion primarily as a result of increased gross trading profit. Income before income taxes increased ¥16.3 billion (15.2% year-on-year) to ¥123.3 billion owing to an increase in operating profit, an improvement in the item of other-net, including an increase in dividends received, a gain (loss) on investment securities and a gain (loss) on property and equipment, despite a deterioration in interest expenses (net of interest income). As a result, net income for the period grew ¥14.7 billion (22.4%) to ¥80.3 billion.

In addition, "Revenue" as defined under U.S. GAAP was ¥2,014.1 billion, or ¥206.5 billion (11.4%) higher than the same period a year previous.

The total volume of trading transactions, gross trading profit and operating conditions for each operating segment were as follows.

Agri-marine Products:

Transactions increased ¥136.4 billion (26.9%) year-on-year, as a result of increases in feedstuff and agri-marine related product transactions. Gross trading profit rose ¥1.8 billion (5.1%)

year-on-year owing to higher profit mainly from feedstuff related transactions. Operating profit remained flat, despite an increase in gross trading profit, because of an increase in expenses. Net income declined ¥2.2 billion (48.1%) year-on-year because of decreased profit on the Company's equity in the earnings of its distribution affiliate.

Textile:

Transactions declined ¥6.4 billion (3.6%) year-on-year because of a decrease in apparel product transactions and material transactions. Gross trading profit increased ¥0.4 billion (3.4%) year-on-year owing to a higher profit margin. Net income increased ¥0.8 billion (257.7%) year-on-year as a result of higher operating profit owing to an increase in gross trading profit and a decrease in expenses.

Forest Products and General Merchandise:

Transactions increased ¥37.4 billion (9.0%) year-on-year owing to an increase in rubber related transactions. Gross trading profit rose ¥0.4 billion (1.5%), year-on-year despite lower profit in an industrial paper subsidiary, because of the higher profit in the overseas pulp project. Net income increased ¥1.1 billion (23.9%) year-on-year as a result of the increased profit on the Company's equity in the earnings of a pulp manufacturing affiliate abroad despite lower operating profit from an increase in expenses.

Chemicals:

Transactions rose ¥21.5 billion (5.1%) year-on-year because of an increase in basic chemical transactions and vinyl alkali related transactions. Gross trading profit decreased ¥0.2 billion (1.5%) year-on-year as a result of disposal of an agri-material business affiliate. Although gross trading profit registered a year-on-year decrease, net income increased ¥2.4 billion (239.8%) year-on-year, owing to a higher operating profit as a result of the decrease in expenses and the effect of losses in valuation of electronic materials related investments which were posted in the same period of the previous year.

Energy:

Transactions rose ¥142.8 billion (11.7%) year-on-year because of an increase in petroleum related transactions. Gross trading profit declined ¥0.2 billion (0.4%) year-on-year. Net income rose ¥4.4 billion (31.0%) year-on-year, owing to an increase in dividends received, although operating profit decreased because of a decrease in gross trading profit.

Metals and Mineral Resources:

Transactions increased ¥16.9 billion (3.4%) year-on-year because of an increase in transactions,

notably for ferrous alloys and raw materials for steelmaking. Gross trading profit rose ¥1.5 billion (17.5%) year-on-year in step owing to an improvement of the profit ratio of nonferrous metals related transactions. Net income declined ¥2.0 billion (16.7%) year-on-year, despite an increase in gross trading profit, because of a decrease in operating profit as a result of an absence of a transitory gain from reversal of allowance for doubtful accounts from a loan collection that was posted in the same period of the previous year.

***Transportation & Industrial Machinery*:**

Transactions increased ¥46.2 billion (15.3%) year-on-year owing to an increase in transactions, notably in aerospace, construction machinery and paper & pulp machinery related operations. Gross trading profit increased ¥2.8 billion (10.5%) year-on-year, with higher profit mainly from construction machinery related transactions. Net income rose ¥5.8 billion (134.2%) year-on-year, because of an increase in operating profit as a result of a higher gross trading profit, a gain associated with withdrawal from automobile related operations and a reduction in income taxes on construction machinery related operations.

***Power Projects*:**

Transactions grew ¥2.7 billion (2.3%) year-on-year, mainly as a result of increased sales generated by EPC projects abroad. Gross trading profit rose ¥2.6 billion (21.3%) year-on-year owing to increased sales and income generated by EPC projects abroad. Although operating profit decreased as a result of an absence of a transitory gain from reversal of allowance for doubtful accounts from loan collections that was posted in the same period of the previous year, net income grew ¥0.1 billion (2.7%) year-on-year, owing to higher income from a gain on disposal of power generation operations overseas.

***Plant, Ship & Infrastructure Projects*:**

Transactions rose ¥8.7 billion (2.9%) year-on-year because of increased cargo vessel transactions. Gross trading profit increased ¥0.8 billion (9.7%) year-on-year as a result of increased sales mainly from cargo vessel transactions and a new consolidation of a lease operating company. Net income grew ¥2.4 billion (325.4%) year-on-year, owing to an increase in operating profit in step with gross trading profit, as well as a decrease in loss incurred by restructuring a project in Central America that was posted in the same period of the previous year.

***Information & Communication*:**

Transactions decreased ¥2.3 billion (2.2%) year-on-year because of a decrease in the transactions of solution-related business companies. Gross trading profit declined ¥1.1 billion

(8.3%) year-on-year as a result of decreased profit in line with the decline in transactions. Operating profit remained flat owing to a decrease in expenses despite the lower gross trading profit. Net income was down ¥1.4 billion (95.4%) year-on-year, as a result of an absence of a gain on sale of investment securities that was posted in the same period of the previous year, while operating profit remained flat despite of the decrease in gross trading profit.

Development and Construction:

Transactions decreased ¥38.1 billion (41.1%) year-on-year owing to the absence of transactions from large-scale projects that were registered in the same period of the previous year. Gross trading profit declined ¥4.5 billion (24.1%) year-on-year reflecting a decrease in transactions. Net income was down ¥3.0 billion (55.9%) year-on-year, as a result of a decrease in operating profit reflecting a decline in gross trading profit.

Finance, Logistics & New Business:

Transactions declined ¥1.4 billion (7.3%) year-on-year because of a decrease in the transactions of domestic subsidiaries. Although gross trading profit remained flat, operating profit declined as a result of an increase in expenses. Net income was down ¥1.1 billion (36.8%) year-on-year, as a result of decreased income from fund operations.

Iron & Steel Strategies and Coordination:

Transactions increased ¥0.1 billion (28.1%) year-on-year. Gross trading profit rose ¥0.1 billion (28.1%) year-on-year. Despite an increase in operating profit in step with gross trading profit, net income declined ¥0.5 billion (6.5%) year-on-year because of a decrease in profit on equity in earnings.

Overseas Corporate Subsidiaries and Branches:

Transactions increased ¥132.6 billion (18.7%) year-on-year mainly because of increased agri-marine product related transactions and agrochemical related transactions, as well as the effect of a new consolidation of a paper distributing company in U.S.. Gross trading profit rose ¥9.7 billion (22.5%) year-on-year in line with increased transactions. Net income increased ¥1.2 billion (21.9%) year-on-year, as a result of an increase in operating profit and a rise in profit on equity in earnings.

Marubeni Corporation
Financial Results

Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half FY2007 is as follows:

(billions of yen)

	September 30 2007	March 31 2007	Variance
Total assets	5,308.5	4,873.3	435.2
Shareholders' equity	821.0	745.5	75.6
Interest-bearing debt	2,475.1	2,278.4	196.7
Net interest-bearing debt (Net D/E ratio)	2,054.2 2.50 times	1,843.4 2.47 times	210.7 0.03 points

Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	2,052.9 2.50 times	1,840.9 2.47 times	212.0 0.03 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets increased ¥435.2 billion from the end of the previous fiscal year to ¥5,308.5 billion, largely due to an increase in property and equipment, accounts receivable as well as investments and long-term receivables to affiliated companies owing to new investments. Gross consolidated interest-bearing debt increased ¥196.7 billion from the end of the previous fiscal year to ¥2,475.1 billion as a result of an increase of investment demand. In addition, net interest-bearing debt after deduction of cash and cash equivalent increased ¥210.7 billion from the end of the previous fiscal year to ¥2,054.2 billion. With net income added and improvement in currency translation adjustments, consolidated shareholders' equity amounted to ¥821.0 billion, up ¥75.6 million year on year, despite the payout of dividends and deterioration in unrealized gain on investment securities. As a result, the net debt/equity ratio stayed at the almost same level as the end of the previous fiscal year to 2.50x.

Net cash flow from operating activities increased ¥90.3 billion year-on-year to positive ¥70.6 billion, because of the steady operating income mainly from overseas resource related subsidiaries as well as an alleviation of business fund burden. Net cash flow from investing activities amounted to a negative ¥144.2 billion mainly as a result of investments in overseas power projects.

Therefore free cash flow for the period was negative ¥73.5 billion.

Net cash earned in financing activities came out to ¥42.5 billion as a result of the financing for

aggressive investments.

As a result, cash and cash equivalents at the end of the period were ¥388.7 billion, ¥26.2 billion decreased from the end of the previous fiscal year.

Basic Policy Regarding Earnings Appropriation and Dividends of FY2007

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company applies a new basic policy to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

In accordance with the aforementioned basic policies, dividend per share for FY2007 is scheduled to be 12 yen. Interim dividend per share for FY2007 is 6 yen as previously announced at the beginning of the period.

Marubeni Corporation
Financial Results

Risk Information

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of enduring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of September 30, 2007.

(1) **Risks regarding overall Marubeni Operations**

① Impact of the Japanese and global economies on the Marubeni Group

Marubeni (the "Company") and its consolidated subsidiaries (together, the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means, and the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners, as part of sales activities. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact business results and financial position of the Group.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the

exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, actual losses may exceed these established allowances.

③ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, a decline in the value of these investments or the necessity of additional expenditures of capital may adversely affect the business results and financial condition of the Group.

④ Concentration of risk exposure

Certain parts of the commercial and investing activities of the Company and its consolidated subsidiaries, including business activities in Indonesia and the Philippines, are conducted with a high degree of concentration in specific investees, markets or regions. Marubeni classifies each country according to differing levels of country risk, establishes trading control criteria for each country, and executes necessary control and management in such a manner as to assure that its overall portfolio will remain proper and prudent. However, if the business performances of such investees turn out to be poor or if the business environment in such markets or regions deteriorates, the business performances and financial positions of the Company and its consolidated subsidiaries may be adversely affected.

⑤ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Group's credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the

business results and financial condition of the Group.

⑥ Market risks

i) Fluctuations in the prices of goods and merchandise

Since the Group handles a variety of merchandise, and enters into commodity futures and forward contracts to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, changes in their respective market conditions may adversely affect the business results and financial condition of the Group.

In addition, the Group is engaged in resources and energy development businesses and other manufacturing businesses. Changes in market conditions relating to the products and manufactured goods sold by these businesses may adversely affect the Group's business results and financial conditions.

ii) Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, and enters into forward-exchange contracts and other derivative transactions to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies. However, changes in market exchange rates may adversely affect the business results and financial condition of the Group.

iii) Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at floating interest rates. While the interest from the majority of the operating assets held by the Group offsets the interest rate risk associated with debt through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, changes in market interest rates may adversely affect the business results and financial condition of the Group.

iv) Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the business results and financial condition of the Group.

v) Risks concerning employees' retirement benefit expenses

As pension assets of the Group include domestic and foreign stocks and bonds, sluggish performance in securities markets could decrease its asset values and increase its pension expenses or could require the Group to accumulate pension assets. In such an event, the Group's business results and financial conditions may be adversely affected.

⑦ Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value. Although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this may adversely affect the business results and financial condition of the Group.

⑧ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of the Group's operating activities, lower the Group's credibility or cause the occurrence of other circumstances that may adversely affect the business results and financial condition of the Group.

⑨ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. Such litigation may adversely affect the business results and financial condition of the Group.

⑩ Environmental Risk

The Group conducts business activities globally across a broad range of industries.

Environmental pollution as a result of these activities could result in business stoppage, decontamination expenses or legal fees in response to litigation by local residents, which could damage its social reputation. In order to cope with such environmental risks, the Group introduced an environmental management system in fiscal 1999, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risks. This notwithstanding, there is a possibility that potential environmental burdens will materialize and may adversely affect the business results and financial condition of the Group.

⑪ Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Group. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, such disasters may adversely affect the business results and financial condition of the Group.

⑫ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risks (measurable risks) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology

and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risks that is not readily amenable to quantitative analysis such as compliance risk (risks that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is a possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group, and in that case, the business results and financial condition of the Group may be adversely affected .

(3) The Medium-term Management Plan

The Group inaugurated its new two-year medium-term management plan, the "G" PLAN in April 2006. The numerical targets of the Plan are to achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt to equity ratio of 2.0~3.0 times, and total assets of approximately ¥5 trillion. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, the management of the Company makes what it believes to be a reasonable inference based on experience and on a case-by-case basis. Thus, estimates and assumptions made in this way may have an inherent degree of uncertainty, and actual results could differ from those estimates.

The management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they could have a material impact on the Company's consolidated financial statements.

Marubeni Corporation
Financial Results

Financial Prospects and preconditions for FY2007

An overview of the economy for our fist half of the period under review reveals that, despite a slowdown in economies in developed countries, notably in the U.S., those in emerging nations expanded steadily and the global economy maintained stable growth. Meanwhile, demand for energy and natural resources expanded on a global scale, causing prices of primary commodities including crude oil, steelmaking raw materials and non-ferrous metals to remain at high levels.

In the meantime, an outlook of the economy for our second half of the period under review would seem to indicate that, although deceleration in the U.S. economy will continue due to an adjustment in the housing market, economic growth in emerging nations will drive stable expansion in the global economy, as a result of which prices of primary commodities are expected to remain at high levels.

Given this economic environment, we are of the view that the Company will continue to perform favorably in each of its business fields, notably in the machinery and the forest products segments, in addition to the energy-related and the metals and mineral resources segments which are supported by buoyant market conditions. Projected financial results for FY2007 are as follows:

<Consolidated financial prospects for FY2007>

(billions of yen)

	Forecast FY2007
Total volume of trading transactions	10,700.0
Operating profit	188.0
Income before income taxes	230.0
Net income	145.0
EPS (yen)	83.66

<Major assumptions>

Foreign exchange rate: US$1 = 115yen

JPY TIBOR: 1.000% USD LIBOR: 5.400%

Oil North Sea Brent: USD70 / Barrel Copper LME: USD7,300 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

2. Business Group

Description of this information is omitted as there is no major change from that of in "Business" and "Affiliated companies" in the latest financial statement report filed June 22, 2007.

Information about consolidated companies is stated in page34 "Consolidated Companies".

Marubeni Corporation
Management Policy

3. Management Policy

(1) Fundamental Management Policy

The Marubeni Group is pursuing its two-year medium term management plan called the "G"PLAN from FY 2006. Under "G"PLAN, the Group is seeking to build a rock-solid "defense" by further strengthening its management systems, while variety of human resources will at the same time proactively and boldly be challenging business domain expansion and seek to establish an aggressive management style of providing more sophisticated and diversified trading company functions to customers, and effecting aggressive investments in priority fields. Thus the Group will realize continuous growth and further progress.

While maintaining a balance between "offense" and "defense" and executing CSR-focused management, the Group will be working to selectively apply management resources in priority fields (through new investment of ¥500~600 billion over two years), to continue thoroughly implementing portfolio management, to strengthen risk management, to promote human resource utilization and education, to enhance CSR and internal controls, and to leverage overall strengths through lateral collaboration (collaboration among divisions, etc.). The quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a risk-adjusted return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2 times range, and total assets of approximately ¥5 trillion. By implementing these measures, the Group will aim to become:

①a corporate group with "win-win" relationship with customers, providing high quality merchandise, service, and function from the customers' standpoint ;

②a corporate group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation;

③a corporate group with a stable revenue base by expanding prime assets and pursuit of efficiency.

※ For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni home page.

Marubeni Corporation
Management Policy

(2) Progress in the "G" PLAN Mid-Term Management Plan

Progresses made toward the targets of the "G" PLAN in FY2006 and in the 1st half FY2007 are summarized in the following table:

	Planned targets	Status for FY2006	Status for 1st Half FY2007
Consolidated net income	¥220.0 billion over 2 years	¥119.3 billion	¥80.3 billion
Total assets	¥5,000 billion	¥4,873.3 billion	¥5,308.5 billion
Shareholders' equity	¥820.0 billion	¥745.5 billion	¥821.0 billion
Consolidated net D/E ratio	2 times range	2.47 times	2.50 times
ROA	2% or higher	2.52%	1.58%*1
Amount of new investments	Total ¥500 to 600 billion over 2 years	About ¥300 billion*2	About ¥160 billion*2
Risk assets	¥750.0 billion	¥642.5 billion	¥723.5 billion
Risk-adjusted return	10% or higher	18.6%	11.1%*1

*1 Calculation based on the interim consolidated net income

*2 Total amounts of new investment to which commitment of the Group's participation has been provided in each period, including the amount of actual payment comes after the period.

Marubeni Group's consolidated net income for the 1st half of FY2007 increased year-on-year by ¥65.6 to ¥80.3 billion, recording an increase for sixth consecutive year and an all-time high level for the fourth consecutive year. As a result, the rate of progress toward the planned target of ¥220.0 billion over the two-year period under the "G" PLAN moved up to 91%, showing successful progress. At the same time, total assets increased ¥435.2 billion from the end of the previous fiscal year to ¥5,308.5 billion, owing to aggressive new investments and loans amounted to ¥160 billion in the strategic fields such as energy, natural resources and overseas IPP. The net debt/equity ratio stayed at the almost same level as the end of the previous fiscal year to 2.50x, owing to an increase in shareholders' equity with accumulation of net income despite an increase in net interest-bearing debt. The Group continues to maintain a good balance between "offensive" and "defensive" positions by reinforcement of financial strength as well as expansion of earning capability with efficiency.

With respect to new investment and loan projects among the various measures that Marubeni is implementing under the "G" PLAN, the Group is moving ahead with a focused deployment of its

management resources in strategic fields. For instance, the Group was instrumental in forming a tripartite capital and operating coalition involving Daiei Inc. by selling to AEON Co. some of the deferred shares of Daiei that it had acquired from Industrial Revitalization Corporation of Japan in the previous fiscal year, and Marubeni acquired a group company of Mirant Corporation, a major U.S. power company that operates power generation businesses in the Philippines and Caribbean, in the first half of the period under review.

Meanwhile, the Group has continued with a full commitment to portfolio management, and is now screening business projects and opportunities more stringently by raising the target rate of risk-adjusted return from 8% to 10% with a view to expanding its future earnings further. In addition, the Group continues to hold a firm "defensive" position by bolstering risk management including an overhaul of the investment/loan follow-up system.

Marubeni put its efforts actively into corporate social responsibility (CSR) initiatives in a broad spectrum of fields including environmental protection, social actions and human rights. For instance, the Group launched, in August this year, the "Environmental Awareness Campaign" with the purpose of heightening its executives' and employees' awareness of the environment and promoting participation in global environmental protection initiatives. In addition, Marubeni will move ahead with the initiatives it has been implementing since last fiscal year to raise CSR awareness by stepping up activities such as having external commentators hold environmental lectures for the employees and continuing with e-learning programs covering environmental and compliance matters. Details of these initiatives are being introduced broadly to our stakeholders via Marubeni's CSR reports. Since FY 2004, Marubeni had made, and continued to make Group-wide efforts to improve on the area of internal control with a special focus on enhancing and assuring the reliability of its financial reporting.

Elsewhere, Marubeni has established the Internal Coordination Committee in FY 2006 as a lateral organization in order to lend further impetus to cross-segment coordination, boost sales and marketing capabilities, and enhance profit-earning opportunities. Furthermore, as a means of fully utilizing and developing human resources, the Group has revised its employee management system with a view to making it possible to treat its employees according to their differing responsibilities and functions, and, from the perspective of helping employees strike a balance between their work and private life, strives to develop and improve a comfortable office environment by launching new programs such as family-support leave and spouse-transfer-leave.

As described above, the "G" PLAN has shown brisk progress.

(3) Business Performance by Operating Segment

Specific activities by operating segment for the fiscal year under review are given below.

Marubeni Corporation
Management Policy

●Agri-Marine Products

In the upstream sector, grain prices are fixed at high levels because of an increase in demand for grain as a biomass energy feedstock. In addition, prices of bulk freight rose sharply against the backdrop of brisk demand in China. While the market expects the tightening of the supply-demand balance for grain to continue, Marubeni decided to establish a grain terminal and a feed company in the Tokachi District of Hokkaido to step up measures to secure a stable supply of grain. In the midstream sector, Marubeni purchased additional shares in Yamaboshiya Co., Ltd., a major confectionery wholesaler, turning it into a subsidiary. In the downstream sector, Marubeni agreed with AEON Co., Ltd. and Maruetsu, Inc. to enter into a business alliance and established collaborative and cooperative frameworks with these companies.

●Textiles

Marubeni is reinforcing business development in its downstream operations in the consumer life industry sector related to clothing and is pressing ahead with specific projects including joint sales promotion and product development with Daiei and AEON. In addition, Marubeni is moving ahead with brand expansion. For instance, it began sales of children's underwear depicting U.S. cartoon characters and Kyoto Marubeni Co., Ltd. initiated a joint project with a fashion model to develop new lines of kimono.

●Forest Products & General Merchandise

In the first half of the period under review, market conditions for raw materials such as chip and pulp remained firm and two pulp manufacturers in Indonesia and Canada boosted earnings. In the domestic market, paper and cardboard manufacturers are increasingly passing their cost increases on to their prices. While the supply of rubber products such as tires and conveyor belts remain tight globally, B-Quik, a retail tire chain in Thailand, and Belterra Corporation, a conveyor belt supplier in Canada, which are companies Marubeni acquired in the previous period, are demonstrating steady performance.

●Chemicals

In the petrochemical field, while market prices of ethylene remain at high levels, business transactions expanded, notably for olefin, as Marubeni moved ahead with its reinforcement of logistics by means such as a further buildup of its dedicated tanker fleet for ethylene. In the synthetic resin field, sales of resin for food packaging materials and the automobile industry were buoyant. In the field of inorganic and agrichemical products, agrichemicals distributors overseas are steadily boosting earnings. In the field of electronic materials, business sales, mainly of raw materials for semiconductors and solar cells, remain strong.

●Energy

Marubeni's energy-resource development businesses including oil and gas production and LNG projects abroad remained healthy. With regard to LNG projects, Marubeni achieved progress which included starting

shipments in an LNG project in Equatorial Guinea and deciding to participate in an LNG project in Peru. In the oil trading field, Marubeni successfully started offtaking crude oil based on the loan agreement and the master offtake agreement that it had concluded with Venezuela's state-owned oil company, and imported two million barrels of crude oil for the Japanese market. Other operations related to trading also remained favorable.

●Metals & Mineral Resources

Earnings remained robust in the first half of the period under review as copper prices remained at high levels. Los Pelambres copper mine in Chile maintained steady production and Marubeni's overseas aluminum refinery operations and coal operations in Australia continued to operate smoothly. In the meantime, Marubeni purchased additional shares in Resource Pacific Holdings Limited of Australia to raise its shareholding ratio to a little less than 15% and acquired a third of the shares in Queensland Coal Mine Management Pty Ltd. with the aim of reinforcing its coal business.

●Transportation & Industrial Machinery

In the aerospace and defense fields, Marubeni successfully imported and sold jet airliners that were made in Brazil, for the first time as a sales agent in Japan. In addition, it ventured into the business of ground handling in airports. In the fields of automobiles, automobile facilities, construction machinery and agricultural machinery, exports to Asia and the Middle East and retail sales overseas remained strong and Marubeni also launched a wholesale business for automobile parts in the U.S., and began retail sales of construction machinery in the Philippines. In the industrial machinery field, we received orders for chemical plant facilities for Brazil, in addition to paper manufacturing facilities and private power generation facilities for Vietnam.

●Power Projects

In the IPP field, Marubeni acquired Mirant Caribbean Holdings (with the acquired power-generating assets and interests having a total installed capacity of 1,150 MW), a power generation business holding company in the Caribbean, in addition to the right to build, own and operate power and water businesses (a power generation capacity of 2,000 MW plus a water desalination capacity of 0.59 million tons per day) in the Emirate of Fujirah in the United Arab Emirates, as well as a power generation development right with a power generation capacity of 660 MW in Cirebon, Indonesia. In the EPC field, Marubeni received an order, in a consortium with Mitsubishi Heavy Industries, Ltd., to construct a 700 MW combined thermal power plant in Gunsan, Korea, as well as a contract to lay down a 0.4 million-kV underground power cable, together with Viscas Corporation, for an electric transmission company in Abu Dhabi, UAE.

●Plant, Ship & Infrastructure Projects

In the plant operations, Marubeni received orders to construct a cement plant in the U.S. and Russia and a large-scale reactor for South Africa. In addition, Marubeni concluded an agreement on emissions-trading in

China in a project to construct a hydraulic power generation plant. In the infrastructure business, Marubeni received an order to develop the trans-Bosporus railroad for Turkey and concluded an agreement for railroad cargo leasing for Brazil. Marubeni's ship business remained strong thanks to an accumulation of orders for building new ships for customers in Japan, Asia and Europe on the strength of robust marine transportation market conditions.

●Information & Communication

Marubeni decided to carry out a merger between Marubeni Information Systems Co., Ltd. and Marubeni Solutions Corporation effective October 1 with the aim of enhancing its marketing capability by fusing the services and products of the two companies. In addition, Marubeni focused its efforts on restructuring and consolidating operating companies with a view to expanding earnings in the future. For instance, Marubeni carried out a TOB for Marubeni Infotec Corp. with the aim of converting it to a wholly owned subsidiary and purchased shares in Mystery Channel, Inc. which were held by other companies. Meanwhile, earnings of the Vectant Group remained strong, notably in enterprise IP networking services.

●Development & Construction

In the domestic sales of condominiums, units selling particularly well included those in downtown Tokyo such as an urban redevelopment project called Grand-Suite Toranomon (in Minato-ku, Tokyo). With regard to investor-oriented real estate properties, Marubeni sold ACTIOLE Miami-Ikebukuro (in Toshima-ku, Tokyo), a business complex which it was leasing to a REIT, on the strength of favorable real estate market conditions. In the overseas markets, sales of Lu Ming Garden condominiums targeting Chinese people in Shanghai, China, remained steady. In addition, Marubeni participated in the development of complex facilities for housing, offices and commercial facilities in Tianjin, in addition to those it had developed in the previous period in Beijing.

●Finance, Logistics & New Business

In the field of emissions trading, Marubeni concluded an agreement to purchase emissions equivalent to two million tons-CO_2 in the Kyoto Mechanism Credit Acquisition Programme, which is implemented by the New Energy and Industrial Technology Organization (NEDO). In addition, Marubeni became the first Japanese company to become a member of Europe's European Climate Exchange (ECX), which is the largest marketplace for trading carbon dioxide emissions in the world. In the life care business area, Marubeni started distribution of medical materials for medical institutions and began consigning SPD operations on a full scale through Marubeni Hospital Partners Corporation.

●Iron & Steel Strategies and Coordination

Despite concerns such as a slowdown in the U.S. housing market and excessive steel production in China, demand for steel products from the energy-related sector remained strong, and conditions in the domestic steel

market also remained firm primarily as a result of increased demand from the manufacturing sectors. Meanwhile, Marubeni-Itochu Steel Inc. is generating favorable results in an environment marked by persistently strong demand for steel products coming mainly from the energy and automotive sectors.

●Overseas Subsidiaries and Branches

Marubeni's U.S. subsidiaries expanded the trading volume mainly due to favorable results of Helena Chemical Company, which distributes agrichemicals and fertilizers, and new acquisition of businesses. In addition, key local subsidiaries in Taiwan, Korea, Singapore, China, Thailand and other countries in Asia as well as in Australia demonstrated a generally favorable performance in line with their expanded trading volume.

Marubeni Corporation
Consolidated Balance Sheets
< Unaudited >

	Millions of yen		
	September 30 2007	March 31 2007	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **388,730**	¥ 414,952	¥ **-26,222**
Time deposits	**32,162**	20,010	**12,152**
Investment securities	**13,360**	26,693	**-13,333**
Notes and accounts receivable - trade:			
Notes receivable	**91,954**	107,930	**-15,976**
Accounts receivable	**1,167,318**	1,032,790	**134,528**
Due from affiliated companies	**74,890**	85,799	**-10,909**
Allowance for doubtful accounts	**-13,881**	-16,332	**2,451**
Inventories	**444,511**	420,533	**23,978**
Advance payments to suppliers	**227,385**	214,067	**13,318**
Deferred income taxes	**36,981**	43,715	**-6,734**
Prepaid expenses and other current assets	**193,229**	152,435	**40,794**
Total current assets	**2,656,639**	2,502,592	**154,047**
Investments and long-term receivables:			
Affiliated companies	**586,509**	504,501	**82,008**
Securities and other investments	**625,014**	603,545	**21,469**
Notes, loans and accounts receivable - trade	**124,010**	121,138	**2,872**
Allowance for doubtful accounts	**-53,817**	-51,337	**-2,480**
Property leased to others, at cost, less accumulated	**174,911**	171,115	**3,796**
Total investments and long-term receivables	**1,456,627**	1,348,962	**107,665**
Net property and equipment	**868,113**	731,452	**136,661**
Prepaid pension cost	**21,338**	21,642	**-304**
Deferred income taxes	**59,760**	53,088	**6,672**
Intangible fixed assets	**100,281**	86,654	**13,627**
Goodwill	**46,905**	35,794	**11,111**
Other assets	**98,873**	93,120	**5,753**
Total assets	¥ **5,308,536**	¥ 4,873,304	¥ **435,232**

Marubeni Corporation
Consolidated Balance Sheets (Continued)
< Unaudited >

	Millions of yen		
	September 30 2007	March 31 2007	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ **258,204**	¥ 170,423	¥ **87,781**
Current portion of long-term debt	**84,260**	164,485	**-80,225**
Notes and accounts payable-trade			
Notes and acceptances payable	**194,573**	210,151	**-15,578**
Accounts payable	**894,064**	762,520	**131,544**
Due to affiliated companies	**46,375**	52,288	**-5,913**
Advance payments received from customers	**214,851**	204,489	**10,362**
Accrued income taxes	**19,624**	17,219	**2,405**
Deferred income taxes	**5,214**	4,632	**582**
Accrued expenses and other current liabilities	**288,669**	294,059	**-5,390**
Total current liabilities	**2,005,834**	1,880,266	**125,568**
Long-term debt, less current portion	**2,328,372**	2,130,137	**198,235**
Employees' retirement benefits	**15,643**	12,075	**3,568**
Deferred income taxes	**44,022**	29,987	**14,035**
Minority interests in consolidated subsidiaries	**93,619**	75,385	**18,234**
Shareholders' equity:			
Paid-in capital	**262,686**	262,686	**-**
Capital surplus	**155,909**	155,905	**4**
Retained earnings	**367,079**	298,011	**69,068**
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	**93,337**	102,899	**-9,562**
Currency translation adjustments	**-16,205**	-39,547	**23,342**
Unrealized losses on derivatives	**-15,162**	-6,410	**-8,752**
Pension liability adjustment	**-25,928**	-27,603	**1,675**
Cost of common stock in treasury	**-670**	-487	**-183**
Total shareholders' equity	**821,046**	745,454	**75,592**
Total liabilities and shareholders' equity	¥ **5,308,536**	¥ 4,873,304	¥ **435,232**

*These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Statement of Income
< Unaudited >

	Millions of yen			
	Six months ended September 30			
	2007	2006	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥1,913,448**	¥1,718,982	¥ 194,466	11.3%
Commissions on services and trading margins	**100,635**	88,583	12,052	13.6%
Total	**2,014,083**	1,807,565	206,518	11.4%
Cost of revenues from trading and other activities	**-1,732,683**	-1,542,549	-190,134	12.3%
Gross trading profit	**281,400**	265,016	16,384	6.2%
Expenses and other:				
Selling, general and administrative expenses	**-185,325**	-174,898	-10,427	6.0%
Provision for doubtful accounts	**-474**	732	-1,206	-
Interest income	**13,903**	11,630	2,273	19.5%
Interest expense	**-32,691**	-26,853	-5,838	21.7%
Dividends received	**12,301**	4,218	8,083	191.6%
Impairment loss on investment securities	**-1,239**	-4,167	2,928	-70.3%
Gain (loss) on sales of investment securities	**9,953**	10,532	-579	-5.5%
Gain (loss) on property and equipment	**773**	-2,797	3,570	-
Equity in earnings (losses) of affiliated companies-net	**23,650**	23,652	-2	0.0%
Other – net	**1,045**	-29	1,074	-
Total	**-158,104**	-157,980	-124	0.1%
Income (loss) from continuing operations before income taxes	**123,296**	107,036	16,260	15.2%
Provision for income taxes	**-39,721**	-37,930	-1,791	4.7%
Income (loss) from continuing operations	**83,575**	69,106	14,469	20.9%
Minority interests in consolidated subsidiaries	**-3,239**	-3,461	222	-6.4%
Net Income	**¥ 80,336**	¥ 65,645	¥ 14,691	22.4%
Dividend for preferred shares	**¥ -**	¥ 605	¥ -605	-
Net income available for shareholders	**80,336**	65,040	15,296	23.5%
Basic earnings per share *(yen)*	**46.35**	40.40	5.95	14.7%
Diluted earnings per share *(yen)*	**-**	37.87	-	-
Total volume of trading transactions (Based on Japanese accounting practice)	**5,096,961**	4,686,738	410,223	8.8%
Operating profit (Based on Japanese accounting practice)	**95,601**	90,850	4,751	5.2%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

Marubeni Corporation
Consolidated Statements of Changes in Shareholders' Equity
< Unaudited >

Millions of yen

	September 30 2007		March 31 2007		September 30 2006	
Common stock:						
Balance at beginning of period	262, 686		262, 686		262, 686	
Balance at end of period	262, 686		262, 686		262, 686	
Capital surplus:						
Balance at beginning of period	155, 905		155, 903		155, 903	
Gains from disposition of treasury stock	4		2		1	
Balance at end of period	155, 909		155, 905		155, 904	
Retained earnings (losses):						
Balance at beginning of period	298, 011		193, 772		193, 772	
Net income (loss)	80, 336	80, 336	119, 349	119, 349	65, 645	65, 645
Cash dividend – common and preferred stocks	-11, 268		-15, 110		-8, 792	
Balance at end of period	367, 079		298, 011		250, 625	
Accumulated other comprehensive Income(loss):						
Balance at beginning of period	29, 339		51, 752		51, 752	
Unrealized (losses) gains on investment securities, net of reclassification		-9, 562		-6, 136		-24, 904
Currency translation adjustments, net of reclassification		23, 342		13, 903		-5, 187
Unrealized (losses)gains on derivatives, net of reclassification		-8, 752		-4, 294		-4, 275
Minimum pension liability adjustment		-		-834		-
Employees' retirement benefits adjustment		1, 675		-		-
Other comprehensive income - net of tax	6, 703	6, 703	2, 639	2, 639	-34, 366	-34, 366
Comprehensive income		87, 039		121, 988		31, 279
Adjustment to initially apply No.158 FSAS, net of tax	-		-25, 052		-	
Balance at end of period	36, 042		29, 339		17, 386	
Cost of common stock in treasury:						
Balance at beginning of period	-487		-326		-326	
Treasury stock repurchased	-183		-161		-75	
Balance at end of period	-670		-487		-401	

Marubeni Corporation
Consolidated Statements of Cash Flows
< Unaudited >

Millions of yen

	Six months ended September 30 2007	Six months ended September 30 2006	Variance
Operating activities			
Net income (loss)	80,336	65,645	14,691
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43,182	46,569	-3,387
Provision for doubtful accounts	474	-732	1,206
Equity in earnings of affiliated companies, less dividends rec	-7,151	-9,312	2,161
(Gain) loss on investment securities	-8,714	-6,365	-2,349
Loss on property, plant and equipment	-773	2,797	-3,570
Deferred income taxes	15,186	7,732	7,454
Changes in operating assets and liabilities:			
Notes and accounts receivable	-69,928	-171,126	101,198
Inventories	-5,728	-25,034	19,306
Notes, acceptances and accounts payable	57,423	68,848	-11,425
Other	-33,680	1,291	-34,971
Net cash provided by operating activities	70,627	-19,687	90,314
Investing activities			
Net decrease (increase) in time deposits	-4,816	-3,896	-920
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	-121,156	-60,877	-60,279
Proceeds from sales /expenditure for purchases of property and equipment	-39,170	-19,728	-19,442
Collection of loans receivable and loans made to customers	20,985	17,109	3,876
Net cash provided (used) by investing activities	-144,157	-67,392	-76,765
Free Cash Flows	-73,530	-87,079	13,549
Financing activities			
Net decrease (increase) in short-term loans	31,828	-65,211	97,039
Proceeds from/payment of long-term debt	24,234	122,109	-97,875
Cash dividend - common and preferred stocks	-11,268	-8,792	-2,476
Purchase of treasury stock, net	-179	-74	-105
Other	-2,152	-1,569	-583
Net cash used (provided) in financing activities	42,463	46,463	-4,000
Effect of exchange rate changes on cash and cash equivalents	4,845	-1,671	6,516
Net increase (decrease) in cash and cash equivalents	-26,222	-42,287	16,065
Cash and cash equivalents at beginning of period	414,952	368,936	46,016
Cash and cash equivalents at end of period	388,730	326,649	62,081

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Basis of Cosolidated Finansial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2007	March 31, 2007	Variance
Subsidiaries	420	385	35
Affiliated companies	184	176	8
Total	604	561	43

(2) Major Group Firms

Subsidiaries

Overseas 262	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni Caribbean Power Holdings,Inc. PT Tanjungenim Lestari Pulp & Paper
Domestic 158	Marubeni Nisshin Feed Co., Ltd. Marubeni Telecom Co., Ltd. Yamaboshiya Co., Ltd. Marubeni Energy Corporation Marubeni Real Estate Co., Ltd.

Affiliated companies

Overseas 134	TeaM Energy Corporation Daishowa-Marubeni International Ltd.
Domestic 50	The Daiei, Inc. The Maruetsu, Inc. Marubeni-Itochu Steel Inc. Marubeni Construction Material Lease Co., Ltd

(3) Changes

Subsidiaries

Newly included 51	Yamaboshiya Co., Ltd. Marubeni Infotec Corporation Marubeni Caribbean Power Holdings,Inc. Marubeni LNG Development B.V. Others--- 47companies
Excluded	16 companies

Affiliated companies

Newly included 21	Long Chen Paper (China) Holdings Agrenco Bioenergia Industria e Comercio de Oleos e Biodiesel LTDA. Others---19 companies
Excluded	13 companies

2. Matters Concerning Accounting Standards

Description is omitted as there are no major changes from the latest financial statement report filed on June 22, 2007.

Segment Information

Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units.

Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 13 segments identified by product and service, in addition to its overseas corporate subsidiaries and branches.

The segment information for the 1st half of FY2007, and the corresponding period the year before are as shown hereafter.

◆ *1st Half of FY2007 (April 1, 2007-September 30, 2007)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	628,162	169,567	429,652	420,584	1,361,993
internal transaction	14,998	1,056	25,617	20,749	2,477
total	643,160	170,623	455,269	441,333	1,364,470
Gross trading profit	36,191	12,391	27,671	15,628	43,767
Operating profit (loss)	6,870	2,311	10,239	5,390	28,466
Equity in earnings (losses) of affiliated companies	-1,873	-24	1,015	81	69
Segment net income (loss)	2,417	1,091	5,636	3,361	18,783
Segment assets (as of September 30, 2007)	591,998	135,934	547,312	228,334	700,276

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	477,034	328,671	119,586	311,413	101,623
internal transaction	30,336	20,096	3	279	1,575
total	507,370	348,767	119,589	311,692	103,198
Gross trading profit	10,222	28,935	14,798	9,356	12,139
Operating profit (loss)	5,127	7,915	5,522	1,683	-29
Equity in earnings (losses) of affiliated companies	7,804	2,493	2,249	2,236	-646
Segment net income (loss)	10,019	10,120	5,202	3,093	69
Segment assets (as of September 30, 2007)	341,982	293,820	627,428	356,188	146,462

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	54,401	15,531	426	602,366	75,952	5,096,961
internal transaction	199	2,402	43	238,478	-358,308	–
total	54,600	17,933	469	840,844	-282,356	5,096,961
Gross trading profit	14,134	4,774	469	52,962	-2,037	281,400
Operating profit (loss)	6,509	-534	-164	13,282	3,014	95,601
Equity in earnings (losses) of affiliated companies	84	596	8,641	855	70	23,650
Segment net income (loss)	2,329	1,842	7,541	6,842	1,991	80,336
Segment assets (as of September 30, 2007)	270,370	118,201	105,580	574,296	270,355	5,308,536

◆ *1st Half of FY2006 (April 1, 2006-September 30, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	496,307	175,526	396,334	400,900	1,219,801
internal transaction	10,501	1,537	21,504	18,971	1,919
total	506,808	177,063	417,838	419,871	1,221,720
Gross trading profit	34,425	11,985	27,254	15,870	43,926
Operating profit (loss)	6,850	512	11,270	4,782	29,196
Equity in earnings (losses) of affiliated companies	3,205	-72	-144	-283	219
Segment net income (loss)	4,655	305	4,547	989	14,334
Segment assets (as of March 31, 2007)	549,217	131,757	538,417	201,728	688,630

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	464,111	266,723	116,778	302,695	103,937
internal transaction	26,374	35,862	136	314	1,536
total	490,485	302,585	116,914	303,009	105,473
Gross trading profit	8,703	26,177	12,201	8,531	13,232
Operating profit (loss)	6,050	5,923	6,574	1,281	114
Equity in earnings (losses) of affiliated companies	7,550	1,813	2,507	-179	-457
Segment net income (loss)	12,032	4,321	5,064	727	1,487
Segment assets (as of March 31, 2007)	279,991	310,352	391,009	342,779	116,524

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	92,435	16,002	352	548,977	85,860	4,686,738
internal transaction	241	3,351	14	159,280	-281,540	–
total	92,676	19,353	366	708,257	-195,680	4,686,738
Gross trading profit	18,625	4,735	366	43,233	-4,247	265,016
Operating profit (loss)	10,561	864	-440	9,934	-2,621	90,850
Equity in earnings (losses) of affiliated companies	335	425	9,671	-166	-772	23,652
Segment net income (loss)	5,284	2,916	8,068	5,611	-4,695	65,645
Segment assets (as of March 31, 2007)	265,617	118,501	101,606	413,443	423,733	4,873,304

(Note 1) The figures of each operating segment are shown based on US GAAP.
For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices

Marubeni Corporation
Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

Millions of yen

	Six Months ended September 30	
	2007	2006
Numerator:		
Net income (loss)	80, 336	65, 645
Amount which does not belong to ordinary shares – dividend for preferred shares	-	△ 605
Net income available for common shareholders – Numerator for basic earnings (loss) per share	80, 336	65, 040
Effect of dilutive securities - Dividend for preferred shares	-	605
Numerator for diluted earnings (loss) per share	80, 336	65, 645

Number of shares

Denominator:		
Denominator for basic earnings (loss) per share	1, 733, 340, 328	1, 609, 712, 521
Effect of dilutive securities - Preferred shares	-	123, 921, 062
Denominator for diluted earnings per share	1, 733, 340, 328	1, 733, 633, 583

yen

Basic earnings per share	46 . 35	40 . 40
Diluted earnings per share	-	37 . 87

Class I Preferred Stock issued in December 2003 has dilution effect for FY2006, and all of this stock was converted to common shares as March 19, 2007.

< Omission of Disclosure >

Description of notes to leases, investment securities, derivative instruments, hedging activities and aquisitions are omitted becouse it is considered to be less important to state in interim financial statements.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		September 2007	Established Bought	Liquidated Divestiture	March 31 2007	Variance
Subsidiaries	Domestic	158	19	-3	142	+16
	Overseas	262	32	-13	243	+19
	Total	420	51	-16	385	+35
Affiliated companies	Domestic	50	5	-3	48	+2
	Overseas	134	16	-10	128	+6
	Total	184	21	-13	176	+8
	Domestic	208	24	-6	190	+18
	Overseas	396	48	-23	371	+25
	Total	604	72	-29	561	+43

2. Major companies that have been newly included during this term:

Company name	Capital	Marubeni Group's equity portion	Type of business
Long Chen Paper (China) Holdings ※1	USD 164.426 mil	17.73%	Holding company of a containerboard manufacturer in china (a member of the Long Chen Paper Co., Ltd Group)
Agrenco Bioenergia Industria e Comercio de Oleos e Biodiesel LTDA.	USD 120 mil	33.33%	Production and sales of soi oil, bio-deisel and soymeal
Marubeni Caribbean Power Holdings,Inc.	USD 0 mil	100.00%	Electlicity Holding company in the Caribbean nations
Marubeni LNG Development B.V.	USD 0.025 mil	100.00%	Investment in the Peru LNG Project
Yamaboshiya Co., Ltd. ※2	JPY 2,200 mil	65.58%	Wholesale of confectionery
Marubeni Infotec Corporation ※2	JPY 921 mil	89.50%	Wholesale of PCs and peripheral equipment, electoronic components and software

※1 Former name is Yuema International Co.,(Caymans)Ltd .

※2 These companies were affiriated companies but newly included by additional investment in this period.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Clarity Opnext Holdings I , LLC	Liquidated	100.00%	Manufacture and sale of optical component products
N.V. NISSAN BELGIUM S.A.	Sold	100.00%	Wholesale and distribution of nissan autmobiles
P.T.UNITEX	Sold	25.23%	Spining, weaving, dyeing, printing and finishing of cotton and cotton fabrics
P.T.ASTRA MULTI FINANCE	Sold	20.00%	Sales and finance of automobiles

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		September 30, 2007			September 30, 2006			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	153	311	464	142	272	414	11	39	50
	Surplus amount	20.8	62.6	83.4	23.2	49.7	72.9	-2.4	12.9	10.5
Loss-making companies	No. of companies	55	85	140	54	87	141	1	-2	-1
	Deficit amount	-8.1	-3.4	-11.5	-3.5	-6.8	-10.2	-4.6	3.4	-1.2
Total	No. of companies	208	396	604	196	359	555	12	37	49
	Net profit/loss	12.7	59.2	71.9	19.7	42.9	62.7	-7.0	16.3	9.3
Surplus company ratio		73.6%	78.5%	76.8%	72.4%	75.8%	74.6%	+1.2 points	+2.7 points	+2.2 points

(Note) Surplus/Deficit amount is based on equity method

Intentional Blank

Marubeni CSR Report 2007



Publication of the CSR Report 2007

Our company established the Corporate Social Responsibility (CSR) committee in April 2004; we have since been engaged in the following CSR initiatives: (1) enhancing corporate governance and internal control which is indispensable to effective corporate management; (2) strengthening compliance, including respecting human rights and eliminating various types of discrimination; and (3) promoting conservation of global environment and implementing social action programs aimed at harmonizing society with the environment.

In this CSR Report 2007 we provide the latest information on our CSR efforts. In addition to this report, our company produces various publications, such as annual reports and shareholders' reports. However, since the CSR program is of great importance to us, we hope that this report will be of interest to a wider range of readers and help deepen their understanding of our company. Therefore, our basic editorial policy for this publication is that the report should be accessible to all readers.

In this report, using many photographs and diagrams, we explain, for example, the commercial production of paper (which is a value chain in our general trading activities). In that context, we introduce a number of CSR and environmental conservation programs such as tree-planting and recycling. Last year, we also commenced publication of the CSR Report Digest, which condenses the entire report down to 20 pages in order to attract an even wider readership.

We hope that this report will serve as a tool to further deepen mutual understanding between society and our company. Moreover, as a good corporate citizen and a responsible member of society, we hope this report helps to bring society and ourselves closer together.

Mamoru Sekiyama
Corporate Executive Vice President, Member of the Board
Executive Corporate Officer, Corporate Social Responsibility
Chairman of the CSR Committee

* This report covers fiscal 2006 (that is, from April 1, 2006 to March 31, 2007). For the purpose of communicating the latest information, the details of certain activities subsequent to April 1, 2007 have also been included.

Marubeni CSR Report 2007
INDEX





Let Each and Every Person Love Nature and Admire the Earth.

In 2007, soon after the turn of the year, the news of many New Yorkers jogging in short-sleeve shirts at a park was aired; this was in the middle of winter in Manhattan. I believe that many people might have regarded this piece of news as shedding light on the reality of global warming, rather than dealing with a simple story about warmer temperatures in winter.

Global warming is a scientific reality that is steadily progressing. Consequently, over the years, both the public and private sectors have struggled to prevent global warming and increase the number of initiatives adopted. However, since it took many years for global warming to be considered a problem, the effect of these preventive efforts will not be evident in the short term. These effects will be manifested only after many years.

Since, global warming is a steadily progressing phenomenon, with improvements to it unnoticeable in short periods, in order to overcome global warming, each and every person needs to have a firm understanding of it. I believe that this is not necessarily difficult or impossible. We should consider global warming as a problem that affects us and our families and subsequently work toward solving it. In addition, we should always remember how wonderful it is for everyone when they come into contact with nature, and therefore continue to carefully nurture our minds to love nature. I believe that we should all strive to save electricity, segregate garbage, recycle, and do all that we can to save this planet.

The Marubeni Group set up its own Environmental Policy and established an Environment Management System (EMS) based on ISO14001. Thus, we have been engaged in various initiatives in order to reduce the burden on the environment caused by our corporate activities. Moreover, we have focused on education for all employees by providing e-Learning Training Programs every year. While the Marubeni Group as a corporation is taking on environmental conservation initiatives, we would like all the people associated with these initiatives to continue to observe nature and strive to protect it in their business and personal lives.

In addition to global warming, the Earth is faced with several other problems such as ocean and air pollution and the destruction of nature. However, if the 6.6 billion people on the Earth consider these problems as their own and continue to make efforts toward resolving them with a spirit of love for nature, these efforts will eventually bear fruit in the future, thereby saving planet Earth.

Nobuo Katsumata
President and CEO,
Member of the Board



Marubeni CSR Report 2007

An Overview

To Learn More about Marubeni's Main CSR Activities

Special Feature 1

Looking toward Future Energy

In order to realize a sustainable society, what should the future energy be? Finite resources of oil and coal, and efforts toward preventing global warming... We consider future energy alongside our role as a general trading company.

More details on p. 19







Special Feature 2

Training Internationally-hired Staff in Japan

Marubeni has 128 overseas operation offices and subsidiaries in 72 countries. Most of the staff members in these offices are locals; hence, we invite them to our headquarters in Japan for training programs.

More details on p. 27







Working with Society

The Marubeni Foundation's Social Contributions

Based on the fundamental principle of coexisting with society, the Marubeni Group has continued aid programs through the Marubeni Foundation. For the past 32 years, Marubeni has continued to provide an accumulated total of 3.2 billion yen for 1,773 cases.

More details on p. 37





Working with Society

Exhibiting the Marubeni Collection

The Museum of Kyoto houses the Marubeni Collection of about 500 paintings and 400 historical costumes. An exhibition entitled "Paintings and Costume; the Masterpieces of Beauty" was held, displaying 46 paintings and 128 items of costumes and dyed fabric.

More details on p. 45







Scholarships for Indonesian Students
More details on p. 39



Assistance to Earthquake Victims
More details on p. 40



Clean-Up Activities around Local Communities
More details on p. 42



Tokyo Greenship Action Campaign (forest conservation activity)
More details on p. 43

To Learn More about Marubeni's Basic Policies and Doctrine

General Thoughts toward CSR

Marubeni Group's Corporate Social Responsibility

For a corporation, CSR initiatives are indispensable in achieving sustainable growth. This section introduces the Company Creed and the Company Doctrine that form the foundation of Marubeni's CSR activities and our relationship with stakeholders.

More details on p. 11

General Thoughts toward CSR

Corporate Governance and CSR

Trust among stakeholders can be achieved through administrative transparency and increased corporate value. We strive to strengthen corporate governance and CSR in order to build a stable and sustainable corporate base for our group of companies.

More details on p. 13

Working with Our Employees

Basic Philosophy on People

Marubeni's corporate activities extend to many countries and regions. We understand that respecting people and human rights is the key to CSR.

More details on p. 29

Working with Our Employees

Creating Better Working Conditions for Employees

The employees who engage in corporate activities are the company's greatest asset. Marubeni believes that by strengthening this human resource, it can grow and further contribute to society.

More details on p. 31

Working with Society

Basic Principles for Social Contribution

Companies are required to engage in activities that strike a balance between the environment, society, and finances, alongside the social trend of aiming to achieve sustainable growth. In response to such a trend, the Marubeni group has launched various initiatives.

More details on p. 35

Toward a Better Global Environment

Basic Policies on Environmental Activities

Marubeni considers it necessary to reduce the impact of our business activities on the environment. We are working toward becoming a conservation-oriented company and helping to create a sustainable society.

More details on p. 47

To Learn More about the Outcome and Verification of our CSR Activities

Toward a Better Global Environment

Results of Initiatives for the Environment

The Marubeni Group has reduced environmental burdens as well as social and environmental risks, through activities driven by five goals related to the environment. In order to achieve these self-imposed goals, we engage in corporate activities while keeping the environment in mind.

More details on p. 49

Toward a Better Global Environment

Verification of Initiatives for the Environment

In the Marubeni Group's EMS, each unit is responsible for planning efforts that can be made toward the conservation of the environment at the beginning of each period. The status of the plan's implementation is subject to regular self-inspection and monitoring.

More details on p. 52

Communication Tools

It is very important for various stakeholders to understand our business activities and be aware of our relationship with society. For this purpose, we use a wide variety of communication tools to disseminate information about the Marubeni Group in a timely and appropriate manner.

More details on p. 61



Economic Performance

More details on p. 63

Third-Party Opinion

More details on p. 67

Activities of Marubeni as a General Trading Company

Using our wide network, which spans 128 locations in 72 countries, Marubeni responds to customer needs and offers comprehensive solutions by drawing on our diverse capabilities.



New Industry Creation
Risk Management
Industrial Revitalization
Logistics
Marubeni
New Technology Development
Business Management
Marketing
Support for New Ventures as well as Small and Medium Businesses



New Industry Creation

The demands of the present age and the industrial structure have been changing. In response to these changes, we have always endeavored to respond to the present needs in an appropriate manner by developing new industries, such as the life-care business for an aging society and the wind power generation business, which does not emit CO_2.



Industrial Revitalization

Existing businesses can be revitalized and reborn by implementing new technologies and ways of thinking. By doing so, we are creating a new type of product distribution in various fields, such as improvement in the efficiency and traceability through the use of IC tags.



New Technology Development

In progressive fields, such as medicine, biotechnology, and nanotechnology, new technologies are emerging every day, thereby creating new business opportunities. Marubeni has launched a wide range of initiatives by utilizing its network as a general trading company.



Support for New Ventures as well as Small and Medium Businesses

Venture companies as well as small and medium businesses often suffer from the lack of funds or sales channels, even if they have a promising technology or idea. Marubeni supports such businesses by helping them secure funding and markets.




Introduction of Technology and Expertise
Technology, Materials, and Equipment Procurement
Streamlining Distribution
Stable Resource Provision
Improving the Global Environment
Business Transactions
Information Gathering and Surveying
Organizing
Financing
Agri-Marine Products Division
Textile Division
Forest Products & General Merchandise Division
Chemicals Division
Energy Division
Metals & Mineral Resources Division
Transportation & Industrial Machinery Division
Power Projects Division
Plant, Ship & Infrastructure Projects Division
Information & Communication Division
Development & Construction Division
Finance, Logistics & New Business Division
Iron & Steel Strategies and Coordination Department
Abu Dhabi Trading House Project Department
Corporate Staff Division
Domestic Branches and Offices
Overseas Branches and Offices
Overseas Corporate Subsidiaries

Introduction of Technology and Expertise

Marubeni seeks out and acquires licenses for new foreign technologies and expertise. Successes, such as industrial fuel cells, are indicators of the advantages of a trading company with a global network.



Technology, Materials, and Equipment Procurement

Marubeni receives orders for power generation and other plant facility construction from around the world. We supply the best equipment, both exported from Japan and in partnership with overseas companies. In the case of a business, such as IPP, we sometimes become the primary contractor.



Streamlining Distribution

Logistics form a major part of a trading company's activities; Marubeni is working toward advancing and streamlining its distribution system. We are building value chains that are expanding downstream and upstream in areas such as food distribution, forest products, and general merchandise.



Stable Resource Provision

For a country like Japan, which is highly dependent on outside resources, securing food and energy is very important. Acquiring interests in crude oil, coal, and LNG—and supplying Japan and other countries—is an important part of a trading company's activities.



Improving the Global Environment

In order to improve the environment, various business sectors have often joined hands. With our strength as a general trading company and through participation in wood-based bioethanol businesses as well as the sale and production of biodiesel, we are engaged in a wide range of activities related to environmental business.



Value Chain in a General Trading Company

Let us outline the work of a general trading company from the perspective of a value chain. Value is added to raw materials and parts at each process along the chain, and these processes are then combined organically. In doing so, new value is generated.

Each company has its own role to play in the business activities and works in a particular phase. For example, while manufacturers are engaged in activities from the procurement of raw materials to processing, manufacturing and sales, sales companies work in the phases from the procurement of finished products to sales, shipping and after-sales service. Thus, each company has its own role to play and its own phase in which to work.

As a general trading company, Marubeni's business activities extend over all phases in various kinds of business fields.

Let us highlight Marubeni's business activities using paper as an example.

Ranging from Tree-planting to Paper-making, Sales, and Recycling

We need timber to produce paper. However, cutting down native trees is linked to such environmental problems as the reduction of tropical rain forests and destruction of the ecosystem.

At Marubeni, by securing afforestation areas, planting trees, and then using the wood from the mature trees as material for paper production, we are committed to the care of the environment. Taking into consideration climatic conditions that are conducive to nurturing trees and the convenience of transporting the felled trees, we have secured massive areas of land for planting trees in places like Australia, Indonesia, and Brazil. By planting eucalypts, acacias or other types of broad-leaved trees which grow quickly and can be harvested in about eight to ten years, we are working toward a stable supply of materials for the production of paper. We are operating a tree plantation, so to speak.

When these planted trees have matured enough, we remove the fiber from the wood to make pulp, which is the raw material for paper. In this process, felled trees are finely crushed into chips; the chips are subjected to high temperatures and high pressure, and chemicals are added; this allows a resin called lignin to be removed; and subsequently, the pulp fiber is extracted. Lignin is also used effectively as a fuel for biomass boilers.

Moreover, at Marubeni's subsidiaries and affiliates, further added value is generated in various processes, including at: paper manufacturers that use the pulp to make printing paper, newspaper and the raw paper used in cardboard cases; companies that sell the final paper products in domestic and overseas markets; companies that collect the used paper and deliver it to paper mills as wastepaper; and manufacturers that use the waste paper to produce recycled paper.



The Key is to have an Overwhelming Dominance in Each Process

As a whole, Marubeni creates value by being involved in all the processes - from securing and procuring materials, to producing, processing and selling intermediate and final products, and even recycling the final products - and by adding value at each process. This is the "value chain."

However, in order for a value chain to demonstrate its true strength, each of the businesses at each process must have an overwhelming superiority. If a business in one of the processes is weak, that weakness must be supplemented by other businesses along the value chain. For instance, if we take the example of tree-planting, if the topography of the land or if the climate is not suitable for planting trees, the pulp factory that uses the pulp from the mature trees will be forced to use high-cost materials, and so it will be impossible to build an effective and solid value chain. By organically linking the processes, each with their particular strengths, the synergistic effects are enhanced, and even greater value can be created. This is one of the advantages of a general trading company.

Processes Implemented to Realize Effective Value Chains



Transport
The felled trees which have been crushed into chips are transported to pulp factories. Marubeni charters seven chip carriers, the largest number among all general traders.
Tree-planting
We plant trees in Australia, New Zealand, China, Indonesia and Brazil. The volume of wood accounts for 25% of the share imported into Japan.
Pulp Factory
Marubeni operates pulp factories in Canada and Indonesia. Each year, we produce and sell 1.5 million tons of pulp to Japan, Europe and other parts of Asia.
Paper Factory
Marubeni has four paper-manufacturing subsidiaries in Japan. Each year, they produce 1.7 million tons of various types of paper, including raw paper for cardboard, newspaper, printing paper and coated paper. This volume is equivalent to 6% of the domestic share.
Sales
Marubeni has sales companies both in Japan and overseas, and has built up a distribution network. In terms of the volume of paper and paperboard traded, we are ranked the No. 1 trading company.
Recycling
Recycling paper serves as a new resource. In addition to local businesses in Japan, Marubeni has even developed paper-recycling businesses in the US and China.

General Thoughts toward CSR

Marubeni Group's Corporate Social Responsibility

It is essential for a company to make efforts toward CSR in order to achieve sustainable growth. Working toward CSR enables Marubeni to coexist with society and the environment. As a result, our company will be recognized by society as a responsible corporate citizen. This will help us to achieve sustainable growth.

Marubeni's CSR Committee (currently chaired by Mamoru Sekiyama, Corporate Executive Vice President, Member of the Board) was established in April 2004; thereafter, it has improved and promoted CSR activities in various fields based on Marubeni's Company Creed and Company Doctrine. Marubeni's main focus areas as follows:

- To achieve administrative transparency by strengthening corporate governance and internal controls
- To be committed to compliance with and respect for human rights, which are essential for effective corporate management
- To create environments that nurture people, the most valuable asset of a general trading company
- To contribute to society and to the protection of the global environment, as a responsible corporate citizen
- To promote effective management and increase corporate value

By strengthening these CSR efforts, we aim to become a group with the highest ethics as a corporation and as people. Moreover, we strive to achieve relationships of trust with all stakeholders.



Marubeni Group's Management Principles and Policies

Company Creed

「Fairness」
Act with fairness and integrity at all times.

「Innovation」
Pursue creativity with enterprise and initiative.

「Harmony」
Give and earn the respect of others through cooperation.

Company Doctrine

In the spirit of "Fairness, Innovation, and Harmony," Marubeni aims to be a corporate group that takes pride in contributing to the development of the economy and society through fair and upright corporate activities.

Corporate Principles

1. We shall conduct fair and transparent business activities.
2. We shall seek to develop a globally connected company.
3. We shall strive to create new value through our business vision.
4. We shall respect and encourage individuality and originality.
5. We shall promote good corporate governance.
6. We shall safeguard ecological and cultural diversity.

Relationships with Stakeholders and Their Importance to CSR

Marubeni Group's corporate activities encompass various goods and services.

Our activities mainly comprise the following: (1) corporate management activities, which deal with investments and the like in all kinds of projects; (2) social responsibility activities, which are related to responsible conduct as a corporate citizen and contributions to society; and (3) environmental preservation activities, which deal with the protection of the Earth we live on. Marubeni believes that striking a proper balance between these three activities—and our value as a company—is the growth strategy for a sustainable company that is a partner of society working toward co-prosperity.

This coprosperity cannot be achieved solely by the Marubeni Group; in this regard, cooperation with stakeholders is extremely essential.

As indicated below, Marubeni pursues stakeholder profit, satisfaction, and trust, in order to build the foundation for a stable, sustainable corporate group. Undoubtedly, no stakeholder is more important than any other. Therefore, the notion of prioritizing among stakeholders does not exist.

Sustainable Growth

Shareholders
We strive to respond to the changes in the business environment and to maintain stable profitability, while also emphasizing the environmental and social aspects of enhancing corporate value. We disclose corporate information actively and fairly.

Vendors
We aim to be a company that is trusted by vendors, and we promote fair and transparent dealings. In addition, we strengthen ties with vendors to create new products and services that meet customer needs.

Employees
We emphasize a sense of values and "life design" for each and every employee; moreover, we eliminate any kind of discrimination and create a pleasing work environment for all.

Customers
Based on customer needs, we are constantly engaged in developing and offering products and services that are useful for society; further, we strive to improve customer satisfaction and win their trust by always responding to them sincerely.

Local Communities and NGOs/NPOs
We aim to be a partner in the prosperity of the local communities where we do business. Outside Japan, we respect cultures and customs and build our operations in such a manner that it contributes to local development. Moreover, we are firmly opposed to antisocial forces and groups that threaten the order and safety of civil society.



Coexistence
Society
Fairness
Environment
Sustainable growth strategy through a balance of the three elements
Laws, Regulations, Culture, Conventions, and Ethics
Economy
Equilibrium

Corporate Governance and CSR

Marubeni believes that gaining the trust of our stakeholders is facilitated by management transparency and enhanced corporate value. For this purpose, we are further strengthening our corporate governance—an integral part of CSR—and are striving to build a reliable and sustainable group business base.

Policies and Status of Corporate Governance

Marubeni's management structures for corporate decision making, execution, and monitoring, as well as corporate governance, are shown in the diagram below.

The Board of Directors, comprising 13 directors, sets the corporate policy as well as other items of relevance and monitors the performance of the directors. Two outside directors were appointed at the General Meeting of Shareholders in June 2005. The aim is to further strengthen corporate governance by enforcing the checking and monitoring function toward the President.

Four corporate auditors (of whom two are outside corporate auditors) constitute the Board of Corporate Auditors; it monitors the execution of the directors' duties by attending high-level meetings and surveys the state of the business and assets. Its actions are based on the auditing policies set by the Board of Corporate Auditors and the Audit Plan.

In order to become a corporation suitable for the new era, Marubeni strengthens its corporate governance and increases transparency to stakeholders, alongside other CSR efforts.

Structure of Corporate Governance


General Meeting of Shareholders
Appointment/Dismissal
Appointment/Dismissal
Appointment/Dismissal
Board of Directors
Directors
13 Directors
(Including 2 outside Directors)
Audit
Board of Corporate Auditors
Corporate Auditors
4 Corporate Auditors
(including 2 outside Corporate Auditors)
Corporate Auditor Department
Appointment/ Dismissal/ Supervision
Appointment/ Dismissal/ Supervision
Accounting Audit
Accounting Auditor
Accounting Audit
President
Corporate Management Committee
Investment and Credit Committee
"G" PLAN Steering Committee
Mid-term Corporate Management Plan Formulation Committee
Committee of Executive Officers
Compliance Committee
Director's Benefits Committee
Rewards and Punishments Examination Committee
Human Rights and Discrimination Issues Committee
Customs Management Committee
Security Export Control Committee
CSR Committee
Committee on Global Environmental Preservation
Environmental Business Promotion Committee
Cross Divisional Function Committee
Internal Audit
Audit Department
(Consolidated)
Executive Committee Members
Sales Division
Corporate Staff Division
Domestic/Overseas Branches and Offices
(Business Execution Structure)

■ Basic Policy on Internal Control

The "Basic Policy on Internal Control" was adopted at the Board of Directors' Meeting in May 2006. This policy addresses various issues, including corporate governance, compliance, risk management, group management systems, and corporate auditors. Marubeni will continue to review this basic policy, and we are determined to create a suitable and efficient system.

For details on the "Basic Policy on Internal Control," please see our Home Page.

http://www.marubeni.com/csr/i_control.html

■ Relationship between the Company and the Outside Directors and Corporate Auditors

The two outside directors, Masao Fujii (former Judge of the Supreme Court) and Koji Kunimatsu (former Commissioner of the National Police Agency), have no personal or financial interest in, or any other business connection with, Marubeni.

The two outside corporate auditors, Kazuto Baba and Osamu Kita, also have no financial interests in Marubeni.

Since their appointment, the outside directors and corporate auditors have been present at all of the 14 Board of Directors' Meetings held in 2006.

The Board of Corporate Auditors held eight meetings in 2006, and both outside corporate auditors were present at all eight.

■ Risk Management System

The following system has been implemented to manage major potential risks to the business.

For important individual proposals, such as those for investment or financing, draft proposals are first circulated within the Investment and Credit Committee and the Corporate Management Committee and then discussed by them; thereafter, the decision is made by the President.

Following implementation, the supervising sales division tracks the process, and for important cases periodic status reports are made to the Investment and Credit Committee, the Corporate Management Committee, and the Board of Directors.

In addition, portfolio management is used to diversify the risks of the entire corporation.

Risk Management System Structure



(Decision making)
Board of Directors
Company Acts/Charter of Corporation-Related Cases and Important Cases to be Sent
President
Deliberation
Corporate Management Committee
Investment and Credit Committee
Important Cases to be Sent
Decision making
Report in each case
Periodic Report (Important Cases)
Application for Draft Proposal (Individual Cases)
Sales Division
Portfolio Unit

■ Details of the Directors' and Auditors' Remuneration

As described in the business report given at the 83rd Ordinary General Meeting of Shareholders, remuneration provided to the 12 directors was ¥617 million, and remuneration provided to the four auditors was ¥81 million.

Internal Control: The MARICO PROJECT–focused

The basic aim of internal control is to establish and maintain a proper system within the company to prevent unexpected damage. However, this term, "internal control," is technical, and hence, remains unclear. Here we explain internal control in Marubeni in the form of the following four questions and answers.

Q1. Why do we need internal control?

A. Internal control systems have the following objectives: (1) to increase the effectiveness and efficiency of operations, (2) to ensure that reliable financial reports for stakeholders are prepared, and (3) to comply with apprecable laws and regulation.

Therefore, when we establish internal control systems, we have to understand the potential risks that can harm the company and then establish controls to prevent such risks. Moreover, since consolidated corporate management is highly important, not only the headquarters but also all group companies have to implement this system.

Internal control involves not only the company's management and specific managers and executives, but also all the employees and staff in the course of their own jobs.

We established the "Compliance Committee" in 2002 to proactively tackle compliance issues. Further, Marubeni took a step forward by establishing a system that can ensure the reliability of financial reports starting from 2004.

Q2. Please explain internal control in terms of Marubeni's financial reports.

A. Marubeni and all its group companies have been tackling the "Internal Control System Project," which focuses on ensuring the reliability of financial reports. We refer to this project as the "MARICO PROJECT" (MARubeni Internal COntrol System PROJECT).

In 2004, not much attention was given to establishing an internal control system. However, Marubeni thought that this system could act as a foundation for increasing corporate value, and hence, we immediately commenced work on this project. We believe that faithful implementation of this system can lead to the prevention of misconduct; moreover, it can present us with opportunities to overhaul day-to-day operations.

In fiscal 2004, we first crafted a general plan. Then we documented risks identified and procedures to prevent them.

In fiscal 2005, we evaluated the procedures documented in each organization based on whether the major risks had been minimized, and also based on whether the procedures were actually implemented in on-site operations. As a result, in March 2006, Marubeni as a whole group came to the conclusion that the internal controls were effectively working; consequently, we regarded our internal controls to be completed.

However, even though we completed the system, this did not imply that no more work was needed in this regard. In fiscal 2006, we continued our efforts to improve the system along with an evaluation of its effectiveness, in order to maintain and enhance the completed structure.

Q3. In what manner are Marubeni's group companies and overseas subsidiaries making efforts?

A. The MARICO PROJECT extends over to various regional organizations dealing with different types of businesses; this is because we intend to establish and maintain internal control systems within the Marubeni group.

Sometimes it is difficult to create a standardized system because the types of businesses in overseas organizations and their cultural backgrounds differ. However, we ensure that the system is implemented, while taking into consideration the characteristics of each overseas division.

In addition, national staff are engaged in documenting the procedures for and efforts toward improvement in group companies and overseas offices; this is because we believe that not only managers and executives but also on-site staff/employees have a certain role to play in the organization.

on ensuring the reliability of financial reports

Q4. What is the future prospect of the MARICO PROJECT?

A. In June 2006, the Financial Instruments and Exchange Law act was enacted as a drastic revision of the Securities and Exchange Law. This act requires listed companies to submit an evaluation report on internal control over financial reporting, and to obtain an attestation by auditors over such reports, beginning with the April 2008 accounting term. In sum, internal control became necessary.

The Marubeni Group believe that by implementing the MARICO PROJECT, basic solutions are already in place.

However, since we need to respond fully to each provision stipulated in the act, we needed to make some adjustments to the MARICO PROJECT; subsequently, a revised version was implemented in this fiscal year.

The Financial Instruments and Exchange Law act will be effective from fiscal 2008. We believe that we can complete the preparations for this act within this year.

A Flowchart of the MARICO PROJECT



Compliance with new legal obligations beginning in 2008
Internal control system for financial reporting completed
• Aim for higher levels of control
• Expanding internal control to areas other than financial reporting
Fiscal 2005
Phase 2
• General proposed plan
• Documentation developed for all target organizations
Fiscal 2004
Phase 1
General effectiveness of internal control evaluated
• Proposal of plan for evaluating effectiveness
• Implementation of the evaluation for target organizations
• Improvement by target organizations
Documentation completed at the end of March 2005

From the Staff in Charge

"When Business Operations become Visible, Areas that need Improvement become Apparent."

In March 2004, we were instructed to build an internal control system over financial reporting. We had only two years to complete the system, and just eight employees were involved with the project management. Further, it was an uncharted territory, and most Japanese companies had not developed such a system. Therefore, we were working toward something without knowing what exactly needed to be done.



Mamoru Kobayashi
Internal Control System Project Team Manager
Risk Management Dept.

For example, we first had to deal with documentation for the purpose of making business operations visible. At this point, we had to start thinking about the format of the document. However, we had nothing to refer to, and we were faced with certain difficulties specific to general trading companies that cover a variety of business types. Therefore, we devised different types of documentation by dividing the business processes into 21 categories, which were designed to cover all types of business operations, and by making the format of the document user-friendly.

At the beginning, some staff members raised questions such as "Why do we have to do such a thing?" However, we soon realized that once we were able to help the staff understand the reasons for such a project through explanatory meetings in an honest manner, the staff were willing to work toward completing this project.

When business operations become visible, areas that need improvement become apparent. This could lead to the improvement of the business process. After creating the internal control system, an awareness of the Marubeni group as a whole increased. Further, we realized that this system was easy to use as a management tool.

We would like to expand the use of this tool for risk management across all companies in the future.

Permeation of a Spirit of Compliance

Misconduct of a single individual can instantly destroy a corporate brand built over many years. The Marubeni Group places the highest importance on compliance in its corporate activities and urges every member of the group to maintain strong ethical standards.

Our Basic Position on Efforts for Compliance

According to the Marubeni Group, compliance goes beyond merely following the letter of the law. In its true sense, compliance means that corporations, as members of society, must respond to the expectations of all stakeholders, obtain their trust, and exercise full social responsibility. The Marubeni Group has placed the highest priority on compliance, and in 2002 we (1) established the "Compliance Committee" (under the President) and (2) created the "Compliance Manual." Through these measures, we have been able to enhance our compliance system.

Thereafter, in order to instill a spirit of compliance into the employees of the Marubeni Group—from executives to staff members—we have instituted a series of training and awareness programs.

To Achieve Compliance

■ Revision of the Compliance Manual

The Marubeni Group distributes a hardcopy of the Compliance Manual to each of its employees and executives; it also makes it electronically available on the Intranet (Extranet). Further, this manual is available to the public on our website:

http://www.marubeni.com/company/policy/compliance.html

In addition, the manual is frequently updated. In the latest revision (April 2007), important items such as "Prevention of Money Laundering" were added.



■ Ensuring Compliance with the Manual

The Compliance Manual is not merely distributed. Every employee and executive of the Marubeni Group is put on oath to adhere to the manual. Further, in 2006, all directors and employees declared that they would comply with the manual.



■ "Door of Courage"

The "Door of Courage" is a compliance reporting and consultation center that is open to employees and executives of the Marubeni Group.

It is essential for preventing misconduct. Whenever a problem arises, a direct line of communication that reaches to the top of the management structure must be available. The Marubeni Group tries to create an open and free environment for consultation.

However, for some matters, reporting through ordinary means is difficult. For such cases, the "Door of Courage" was established to provide employees with a means to consult with the Compliance Committee and External Legal Counsel. This ensures that reporting and consulting will be held in the strictest confidence and will not become a basis for unfair treatment.

In February 2006, an additional female lawyer was added to the "Door of Courage" with a view to create a safer and more comfortable environment for female employees.

Moreover, we distributed brochures to encourage the use of the "Door of Courage" by the employees.

Organizational Diagram of the Marubeni Group Compliance System



Board of Directors
Corporate Auditors
Compliance Committee
President
Appointment
Compliance Officer
(Chief of Compliance)
Report
Direct
Division Compliance Officer
(Compliance Committee Member)
Report/Consult
Instruct/Advise
Bureau (Legal Department)
Division Line
(Chief)
Employee
External Legal Counsel
Individual Group Companies
Responsible Official for Compliance
Compliance Report/Consulting Counter
Division Line
(Chief)
Group Companies Employees
Consult/Report through the Division Line
Consult/Report in case the Division Line does not function
Reporting Result

■ Implementation at Group Companies and Overseas Offices

The companies of the Marubeni Group are each engaged in creating compliance systems suited to their specific circumstances, while working to raise awareness among their employees. In addition, the chair of the Compliance Committee makes annual visits to the main group companies to receive briefings and directly communicate the importance of compliance. At our overseas sites, the Marubeni Group is creating compliance systems suited to each country's laws and business practices.

■ Training with e-learning

To further raise awareness for compliance, Marubeni introduced compliance training through e-Learning Training Programs in fiscal 2005.

The Compliance e-Learning Training Program uses our internal LAN system so that each director and employee is able to learn at their own computer and at their own pace.

The program has been designed with rich audio-visual content to ensure that it is user-friendly.

To increase participation in this program among employees, we encouraged those who have not yet gone through the program to complete it through the e-Learning Training Program.

As a result, every single director and employee, including temporary employees, has participated in this program. Further, we promoted this program among all Marubeni's group companies.

I Remain Neutral When Consulting

Ayako Kobayashi
External Legal Counsel



I became the External Legal Counsel of the "Door of Courage" a little over a year ago. In the beginning, I braced myself and was anxious about the kind of consultation that I would be faced with. However, as it turned out, the number of counseling cases was not large, and none of them led to a serious problem over the last year.

When it comes to actual counseling, I first receive mail from those who would like to contact me. I believe that immediate solutions can be possible if I am able to meet those who have contacted me, or if I am able to talk to them directly on the phone.

Upon accepting this role as the External Legal Counsel, I was strongly advised by Marubeni to remain neutral. Since I do not belong to Marubeni's counseling law firm, I believe that I can meet such a requirement. Moreover, when counseling, I ensure that I take a neutral stance. I believe that I am also expected to play the role of addressing female-employee issues. At the outset, I would like to create a system that is comfortable for all employees during consultation.

Special Feature 1

Looking toward Future Energy

Over the past couple of years, news items pertaining to increases in the price of crude oil have often filled the pages of newspapers. While there are several theories with regard to oil reserves, one thing is certain: oil is a finite resource.

There has also been an increase in the news items pertaining to global warming, which is caused by the increase of carbon dioxide, which in turn is produced by the use of fossil fuel.

In order to create a sustainable society, what should our future energy be?

In this special feature, we would like to focus on this issue, alongside our role as a general trading company.





Increase in Crude Oil Price Is Not Transitional

During the 1990s, the price of crude oil was around $20 per barrel. However, since 2000, the price has steadily risen. This year, the price has fluctuated around $60, or 3 times the value of the 1990s. In response to this, the price of natural gas also rose steadily.

Reference: NYMEX

Change in the WTI Crude and Natural Gas Prices



WTI Crude Oil (left-side scale)
Natural Gas (right-side scale)
Dollar/Barrel
Dollar/1,000 cf
Year

This trend of an increase in crude oil price is not transitional. Although the price can fluctuate due to speculation, it is certain that that demand is increasing against supply.

In the backdrop, the driving force of the world economy has shifted from developed countries to emerging countries represented by BRICs (Brazil, Russia, India, and China). This trend is supported by the growth rate of the world economy. The growth rate has increased to 5% from around 3% up until 2000.

The era in which the 800 million people living in the developed countries monopolized energy and resources came to an end, and the rest of the world, with a population of three billion, began to push forward toward industrialization. Such a trend has shaped the current situation wherein the demand for resources and food has increased exponentially.

Reference: OECD "The World Economy"

Change in the Growth Rate of the World Economy



Growth Rate on a10-year average
4.7
5.0
3.8
3.1
3.0
4.8
%
Year

Looking toward Future Energy



Exploring the Energy Frontier

In order to push forward a paradigm shift for energy, we have to explore new energy frontiers. For this purpose, we move forward in two different directions.

The first is the so-called "internal frontier"; this pertains to technological development in order to boost the oil collection rate for currently active oil fields, and the development of oil/gas fields in the deep sea and polar regions, which are now considered to be cost-effective.

The second is termed "external frontier"; this pertains to the development of nonconventional oil types, such as oil sand and oil shale, and the development of alternative energy/new energy types, including biomass fuels.

Exploring the Energy Frontiers to be Pursued by Japanese Corporations

Internal frontier

- **Look for leftovers**
  Increase oil collection rate
  Develop hi-tech/high-cost oil/gas fields in the deep sea and polar regions.

External frontier

- **Develop nonconventional types of oil**
  Oil sand
  Oil shale

- **Develop alternative energy/new energy types**

The Internet of Energy

Do not think that only one of these two frontiers will be effective. Rather, both frontiers should be explored and linked together. By doing so, the paradigm shift can make good progress.

"In the past, we had large-scale calculators, but they were downsized. Due to advancements in computer performance and networking, computers were linked together, which then paved the way for the Internet era. Similarly, in the field of energy, it is likely that a new era will be formed in which the various developed frontiers will be interlinked and will complement each other." (Akio Shibata, Director, Marubeni Research Institute)



Reference: IEA World Energy Outlook 2004

Increase in World Energy Demand



(Equivalent to million tons of oil)
5,536
10,345
12,194
14,404
16,487
56%
45%
42%
39%
36%
15%
10%
10%
9%
9%
6%
Africa
Middle East
Latin America
Asia (Including Japan and South Korea)
China
Former Soviet Union etc
OECD (Excluding Japan and South Korea)

Biomass Fuel Is Attracting Attention

With regard to the "external frontier," we have alternative energies and new energy types, fuel typified by bioethanol, fuel cells, photovoltaic generation, and wind power generation.

Among these, the fuel cell is considered to have high potential as a future energy. However, it is estimated that it will take 10–15 years to establish technologies for commercialization, because hydrogen storage, the building of infrastructures, etc. are still to be addressed.

Judging from the state of affairs, it is likely that, while the energy will begin shifting with the utilization of oil and biomass fuels, the technology of other alternative energies and new energy types will advance; moreover, a combination of energy types suitable to each region will be created. Accordingly, until the core technology for new energy types is established, biomass fuel will be a focus of attention and will be utilized.

In fact, US President George Bush laid out an energy policy in his State of the Union address in January 2007, saying, "Ethanol production will be expanded to a great extent from 3.5 billion gallons in 2005 to 7.5 billion by 2012, 35 billion by 2017."

Additionally, the development and introduction of biomass fuel has been underway worldwide for the past couple of years at an accelerated pace. This trend is resulting in a price hike in the grain market, often addressed in the media.

Roles to be Played by Japan and Trading Companies

In the era of such a paradigm shift, Japan has its own role to play, which is not insignificant. Japan went through the Oil Shock of the 1970s. Thereafter, it developed energy-saving/resource-saving technologies. Due to these efforts, the amount of crude oil imports has barely increased since 1980. However, Japan's GDP has doubled since then. The coming paradigm shift will bring business opportunities that will allow Japan to commercialize energy-saving/environmental-friendly technologies that have been acquired by Japan.

General trading companies like Marubeni are required to pursue the most effective combination of energy for the "energy-Internet". Meanwhile, with regard to exploring frontiers, there are many specialized genres of choice for general trading companies with a worldwide network, such as the development of oil/gas fields in the deep sea and polar regions, emission rights, bioethanol, biodiesel fuel, etc.

We will be able to shift the energy paradigm for the next generation, taking into account environmental issues and fulfilling the roles that Japan and the general trading companies need to play.

Worldwide Trend of Biomass Fuel Development and Introduction


B5 means diesel blended with 5 percent biodiesel. E10 means gasoline blended with 10 percent ethanol
Sweden: E5
France: ET BE
Germany, Poland, Italy, and Spain: E10 currently being tested
Germany: B100, B20, B30
France: B5
Italy: B5 widely being used
Canada: E10 introduced
Japan: Using waste food oil
Japan: E3 introduced
United States: B5, B20 widely being used
United States: E10, E85 widely being used
China: E10 introduced
India: E5 and E10 introduced in some areas
India: Biodiesel expected to be introduced
Philippines: B1 expected to be introduced
Indonesia: Biodiesel expected to be introduced
Caribbean States: Producing ethanol for fuel
Columbia: E10 introduced on trial
Australia: E10 introduced in some areas
Brazil: E25, E100 widely being used
Brazil: Biodiesel expected to be introduced
Thailand: E10 introduced on trial
Thailand: Biodiesel expected to be introduced
Reference Policy Research Institute, Ministry of Agriculture, Forestry and Fisheries



Looking toward Future Energy

Establishing a Biodiesel Production/Sales Company in Brazil

In this forthcoming paradigm shift, biomass fuel is expected to play a great role. We established Agrenco Bio-Energia Ltd. (hereinafter referred to as Bio-Energy Ltd.) with the Agrenco Group, a leading cereal company in Brazil, in order to promote the use of energy that does not accelerate global warming and to respond to the greatly increasing demand for biomass fuel.

Bio-Energy Ltd. intends to construct three biodiesel production factories and two soybean oil press factories in the Brazilian States of Mato Grosso, Mato Grosso do Sul, and Parana. Once factories in the first two of these states are constructed, integrated production will become possible, which incorporates processes from the extraction of oil from soybeans to the production of biodiesel fuels. The expected annual production figures are 400,000 tons of biodiesel and one million tons of bean cake for forage. We aim to begin the sales and production of biodiesel fuel by the beginning of 2008.

Biodiesel is a fuel that is made mainly from vegetable oil; this fuel is compatible with diesel engines. In comparison to conventional diesel, it has the following characteristics:



Planned Construction Site for the Biodiesel Factory

- Renewable energy (because it is made from vegetable oil)
- Carbon neutral (does not increase CO_2 emissions)
- Facilitates complete burning, lessens black smoke, and does not include sulfur, a substance that is harmful to the environment
- Compatible with conventional diesel engines with minimal changes
- Can be used by itself or by blending it with light gas oil

Biodiesel Fuel Production Process


First tank
Second tank
Oils and fats
Glycerin flow
Biodiesel
Washing tank
Methanol
Methanol recovery
Washing water
Catalyst
Evaporation of glycerin
Glycerin

In comparison to Japan and the United States, Europe has a higher penetration rate for diesel cars, and almost 50% of the new cars in Europe are diesel-powered. Consequently, in Europe, biodiesel fuel has come into the spotlight. Biodisel fuel has been produced using primarily rapeseed oil. For this reason, the price of rapeseed oil has risen over the past couple of years.

After the Oil Shock of the 1970s, Brazil began ethanol production in earnest with sugarcane as the basic ingredient. By 1985, the mixing ratio for automobile fuel had reached 50% (the current mixing ratio is 23%).

In contrast, biodiesel fuel is mainly produced from soybeans. According to Brazilian government policy, a minimum of 2% blending in 2008 and 5% blending in 2013 is considered compulsory.



Given the above, there will continue to be a stable demand for biodiesel in Brazil. Accordingly, the demand in Brazil, where our factories are to be built, will be expected to be fulfilled.
Further, we are planning to forge a relationship between the food and energy departments in order to properly respond to the increasing demand for biomass fuel in the future. (Takashi Ishigami, Senior Operating Officer, Agri-Marine Products Division)


BRAZIL
Santa Carmem
Sta. Rita do Triviant
Paraná

Biodiesel factories planned for construction in Brazil

Biodiesel Production in EU


(Units: tons)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
715,100
802,700
1,000,000
1,445,000
1,933,400
3,184,000
2000
2001
2002
2003
2004
2005

Note: 25 EU members included since 2004. Biodiesel 1 ton = 0.9 toe
Reference: EurObserv'ER 2006


Looking toward Future Energy

Biethanol Production Factory Begins Operation

The Kyoto Protocol requires that by 2012 Japan should reduce its CO_2 emission by 6% from the 1990 level. The "Outline for Promotion Effects to Prevent Global Warming," issued by the government, states that while a 7% reduction is possible in the industrial sector, a 17% increase is expected in the transport sector, which accounts for one quarter of total emissions.

Therefore, the introduction of biomass fuel along with the development of hybrid cars, and an improvement in gasoline mileage, will be required to achieve the 6% reduction. At present, ethanol is permitted to be blended into gasoline up to a certain standard value, and demonstration experiments are underway across Japan.

Bioethanol Experimental Programs in Japan

Reference: Eco-fuel Usage Promotion Council "Expansion in the utilization of eco-fuel for transportation"

Region	Responsible Organization	Business
Tokachi, Hokkaido	Tokachi Block Development Organization (Incorporated foundation)	Ethanol production from substandard wheat, corn, etc. and ethanol-blended gasoline demonstration driving test
Shinjo city, Yamagata	Shinjo city	Ethanol production from energy resource crops and sorghum and ethanol-blended gasoline demonstration driving test
Sakai city, Osaka	Bioethanol Japan Kansai, Osaka	Ethanol production from construction waste wood and its sales
Maniwa city, Okayama	Mitsui Engineering & Shipbuilding, Okayama Prefecture, Maniwa city	Ethanol production from lumber/waste wood, etc. and ethanol-blended gasoline demonstration
Miyakojima, Okinawa	Ryuseki	Ethanol production from sugarcane molasses and ethanol-blended gasoline demonstration drive test
Iejima, Okinawa	Asahi Breweries, Ltd. National Agricultural Research Center for Kyushu Okinawa Region	Ethanol production from high-biomass sugarcane molasses and ethanol-blended gasoline demonstration driving test

Bioethanol is a type of biomass fuel. It is recognized that there is little effect on global warming when carbon dioxide, which has been absorbed by plants during photosynthesis, is produced by the use of bioethanol as an automobile fuel.

In the Kyoto Protocol, emissions from the use of biomass fuel are not regarded as CO_2 emissions.

As mentioned above, bioethanol is environmental-friendly. However, when it is produced using food resources such as corn as its raw material, the price of the food crop rises.

Marubeni joined hands with companies including Taisei Corporation, Daiei Kankyo Ltd., Sapporo Breweries Ltd., and Tokyo Board Industries, Co, Ltd., and developed Bioethanol Japan Kanasai Ltd., which began operation of its bioethanol production factory in January 2007.

Bioethanol: From Production to Utilization


Carbon dioxide
Absorb
Photonic synthesis
Sugarcane, etc.
Waste wood
Plant
Fermentation and distillation
Ethanol
Gasoline
Blending
Gasoline Station
Fueling









Plant facilities of Bioethanol Japan Kanasai Ltd.,

This factory uses wastes such as construction wood waste as its raw material; it is the first in the world to use such raw materials. In order to achieve this, we need a particular kind of mold, known as KO11, to ferment the cellulose produced from the construction waste material. Marubeni has the right to use this mold in the Asian region. Construction waste material is utilized as a raw material, Okara or bean curd refuse is used as a nutritional supplement for the fermentation microorganism, and the residue generated from the hydrolysis of wood is used as fuel for the boiler. As described above, the technology for energy-saving and effective use of waste material has been implemented in the bioethanol production process.

The factory is expected to produce 1,400 kl of ethanol for the first year; after enhancing the facility equipment, production is expected to reach 4,000 kl a year.

Bioethanol Production Flowchart



Wood-based waste material
1 Pretreatment (Breakup)
2 Hydrolysis/ Collect molasses
3 Fermentation
4 Provide nutrition
5 Enrichment/distillation/ dewatering
6 Storage
7 Shipment
Distillation equipment
Equipment to be improved in the future
Dewatering equipment
Ethanol products tank
Ethanol
9 Lignin pellet production
Lignin pellet silo
Shipment
Power generation
8 Power generation/ steam
Boiler
10 Wastewater treatment
Wastewater treatment equipment

* The ethanol production technology employed in this plant has been introduced and developed by Marubeni Corporation and Tsukishima Kikai Co., Ltd.

Special Feature 2







Training Internationally-hired Staff in Japan

Marubeni has 128 overseas operation offices and subsidiaries in 72 countries. In these offices, locally-hired staff, referred to as "national staff," work for Marubeni. Periodically, the national staff are invited to attend training programs in Japan. In this section we will be introducing about these training programs.

Focusing on Information that can be Delivered only at the Headquarters

The overseas locally-hired staff are referred to as "national staff." As of the end of fiscal 2006, more than 20,000 national staff members work around the globe within the Marubeni Group.

The members of the national staff are well-versed in their local situations and business customs; thus, their presence in our overseas offices is essential.

For over 20 years, Marubeni has been organizing the "National Staff Workshop" with the purpose of facilitating better communication. This is because we would like our national staff to have a better understanding about Marubeni and our business practices, rather than merely working at the offices where they are based. So far, over 800 staff members have participated in these workshops, becoming an essential workforce in our overseas operations.



Building Horizontal Relationships

We began the "Regular Class Workshop" in 1990, and so far, this workshop has been held 22 times and has been attended by over 600 participants.

From among the national staff who have worked for more than one year in our overseas offices and subsidiariesf, those who are likely to play a central role in the future are invited to our headquarters. The training period is about one week, during which they participate in this workshop to learn about the trading house's business field, the current situation of Marubeni, etc. In this workshop, departments such as human resources, market business operations, legal, and management planning offer lectures to the participants and organize group tasks; the participants are also required to make presentations.

When the national staff are well-versed in their local business practices and have a better understanding about the decision-making processes at headquarters, they will be able to develop businesses in their locations considerably more efficiently.

Moreover, on returning to their own offices, they will be able to effectively communicate with the headquarters due to the strong associations that are formed in these workshops.

At the same time, the national staff from each country can establish horizontal relationships during this training, making it possible for us to expect to see cross-border business development in the future.



Strengthen Personal Networking and Cooperation during Long-term Training

As a long-term training program, we offer the "Business Training Program for Employees Posted to the Head Office." Junior-class executive employees working in overseas offices or operational companies are eligible for this program. The purpose of this program is to facilitate these junior staff members, who may in the future be managers at overseas offices, to acquire a better understanding of our business.

In the past, training was mainly organized for the sales department staff. However, recently, training is also being conducted for the staff in risk management and other corporate departments.

With regard to the overseas offices, these training programs can have a negative impact because their talented workers are absent for a long time. However, for the national staff, it is an advantage because they are able to forge better relationships and a personal network with the staff at the headquarters' overseas offices-dealing department. At the same time, staff at the headquarters can also improve their ability with regard to management on a global scale. Hence, we believe that these training programs help accomplish and expand long-term goals.

More specifically, the national staff from China have been working in the risk management department at the headquarters since April 2007. Further, the junior staff that were hired at the headquarters and placed in the risk management department have been transferred to Shanghai. Thus, we are conducting these training programs in a bilateral manner. As of April 2007, in addition to the risk management department, seven other national staff members have begun training in departments such as fabric, chemical product, and metal resources at the headquarters.

Disseminating Information around the World through e-Learning

The training programs also include a "Manager Class Workshop" that focuses on financing, marketing, decision-making for investment, etc. and a "Japanese Language Workshop" that is targeted at the national staff who are fluent in Japanese.

"The utilization of the national staff facilitates the expansion of the profit for our Group as well as the establishment of our position as a good corporation in the global community. Down the road, we will invite top class managerial/prospective staff from our overseas operation offices and will hold training sessions that enable information-exchange between these staffs or their networks that are to be built. E-Learning Training Programs have been standardized at the headquarters; hence, we want it to be conducted around the globe, making it possible for all the national staff in the world to share information."



Eric Cell
Human Resources Department

Working with Our Employees



Basic Philosophy on People

Marubeni is engaged in business activities in various countries and regions all over the world. Therefore, we believe that our attitude toward our employees and our consideration of human rights are integral aspects of CSR.

Basic Stance on Initiatives for Human Rights

When revising our Compliance Manual, under the section "Respect for Human Rights & Prohibition of Discrimination and Sexual Harassment", Marubeni clearly stipulated compliance with the Universal Declaration of Human Rights and the ILO International Labor Standards.

The Universal Declaration of Human Rights was adopted at the third session of the United Nations General Assembly in 1948. Its preamble clarifies that ensuring and respecting the human rights and basic freedom of people is a "universal standard" to be fulfilled by all people and all states. It also calls on all people and all states to make efforts to understand its fundamental spirit as well as contents.

The ILO International Labor Standards established fundamental standards for labor. The standards include eight conventions in the following four categories: (1) freedom of association, (2) prohibition of forced labor, (3) prohibition of discrimination in employment, and (4) prohibition of child labor.

Previously, within its Compliance Manual, Marubeni had declared compliance with the Constitution and the Labor Standards Law. By including compliance with these international codes on human rights, namely, the Universal Declaration of Human Rights and the ILO International Labor Standards, Marubeni has further clarified its stance concerning respect for human rights.

Important Policies for Human Rights

Marubeni strives to maintain a "work environment that respects human rights," primarily through company training. The entire Marubeni Group is highly aware of human rights and adheres to a spirit of respect for human rights, prohibition of discrimination, and prohibition of sexual harassment, as stipulated in the Corporate Principles and Compliance Manual.

1. Ongoing Review of Training Materials
We consistently review our training materials and improve our understanding of human rights issues. Further, we have created and implemented training curricula that emphasize the importance of the avoidance and prohibition of all kinds of discrimination.

2. Thorough Understanding of the Corporate Principles and the Compliance Manual
The entire Marubeni Group, including foreign branch offices, uses the Corporate Principles and Compliance Manual to promote business based on a spirit of respect for human rights.

3. Training on the Fair Employment System
We have employed the Marubeni Hiring Manual with all kinds of training opportunities to ensure that our goals are fully understood by all employees. We have also distributed the Marubeni Hiring Manual to the recruitment staff in affiliated companies. Further, we encouraged its use in training, so that fair employment practices can be established throughout the entire Marubeni Group.

4. Provision of Training and Information on the Intranet

By enhancing the content of human rights-related websites and by facilitating their use, we provide educational information to the entire Marubeni Group, including offices outside Japan. We do so in order to encourage individual efforts to create a work environment that properly recognizes and respects human rights on a daily basis.

5. Efforts of the Entire Marubeni Group

Through the activities of human rights committees in major group companies and through human rights campaigns throughout the entire Marubeni Group, we have increased human rights awareness in each and every one of our employees.

Fair Hiring Practices

The first time Marubeni comes into contact with its employees is during recruitment. Marubeni's basic policy in hiring is to select applicants based on their competence and suitability, using hiring practices that are fair and free from discrimination.

Furthermore, in order to ensure that fair hiring practices are conducted across the entire Marubeni Group, we have prepared the Marubeni Hiring Manual. We strive to ensure that our policies are thoroughly understood, even in our group companies. For example, we adopt an "open entry" policy that offers equal opportunity regardless of citizenship, legal residence, gender, physical handicap, or university of graduation. Moreover, the job application form does not require information regarding the place of legal residence, religion, family situation, or any other information that is not required by the company to determine an applicant's competence or suitability. During interviews, we also use a "competence and suitability determination" policy to ensure that only those questions that are respectful of an applicant's basic human rights are presented to the applicant.

Types of Internal Company Training and Associated Objectives

Marubeni is dedicated to further enhancing the understanding of the respect for basic human rights through various training opportunities targeted at everyone from top-level management through middle management, division directors, and general employees. We believe that by having employees repeatedly undertake such training programs, human rights awareness will become an integral part of our Group.

Human Rights and Antidiscrimination Awareness Training for Top-level Management

Our top-level management undergoes training to ensure that they have a better understanding of corporate responsibilities towards human rights and antidiscrimination issues; thereby they are able to conduct corporate management with an awareness of human rights.

Department Management Training

To create a business environment that respects human rights, department managers should personally ensure an environment that does not tolerate discrimination; moreover, they should guide subordinates to do the same.

Middle-Management Training

Section managers and other similar personnel should personally work toward creating a workplace free from all kinds of discrimination and sexual harassment, and should guide subordinates to do the same.

General Employee Training

Employees should manage their own conduct, with a good understanding of the spirit and content of the Compliance Manual.

Contest for Human Rights Education Slogans

In order to increase human rights awareness, the Marubeni Group invites slogans from its employees and their families every year during the Human Rights Week in December, under the theme, "Respecting human rights, and stopping discrimination and sexual harassment." Subsequently, the best slogans are listed in the company newsletter and on the Intranet and are submitted on behalf of the Marubeni Group to the Industrial Federation for Human Rights, Tokyo.

Selected Human Rights Education Slogans for 2006

Workplace Division

- Please realize the weight of your words.
- Let's think about the destructive power of your words.
- You say, "this much," but how much is your "this much" for another person?
- You say, "it's a joke," but the joke could be unforgivable for the other person.
- You say, "it's just a laughing matter," but is it really a laughing matter?

Family Division

- Nothing changes if you insist on "We" and "You". It should always be "We".

Creating Better Working Conditions for Employees

Marubeni's most important asset is the people who support the corporate group. We believe that improving the individual value of our people will help the company grow faster and contribute more effectively to society.

The Basis of Our Human Resources System

The basic policy of our human resources system is to create a workplace where the employees can fully demonstrate their capabilities and skills, and to develop an environment in which each and every employee can maximize his/her value. For this purpose, we have implemented various reforms in our human resources system and have enriched our human resources development programs. We believe that a company can contribute to society when its employees improve their individual value.

Reform of our Human Resources System

We initiated a reform of our human resources system in April 2006 to maximize the value of our employees; as part of this reform, we adopted a system based on "results-oriented" and "assigned job-oriented" notions. In this system, while maintaining a structure that ensures that the right person is in the right place at the right time and enables flexible recruitment, we established a framework that enables employees' contributions to the company and facilitates their responsibilities to jibe with the benefits received, irrespective of the age or length of their service.

Furthermore, we introduced a balanced annual salary system based on personnel evaluations, enabling the company to pay fair results-based salaries.

In addition, based on the communication between the evaluator and the employee, a transparent and fair evaluation system was introduced, thus creating a process ensuring a high level of employee satisfaction.

Promotion of Work–Life Balance

By promoting the concept of work-life balance, Marubeni has raised the morale of employees toward their work. We have also actively promoted the creation of an environment in which employees can develop their individual careers, enabling them to demonstrate their full potential. In doing so, we have strived to increase our corporate value.

Among other things, childcare and nursing care for aging parents are important issues that many employees would likely face during their careers. Therefore, we believe that contributing to the resolution of these two issues would help with the fulfillment of CSR.

Our measures related to childcare and nursing care are at a higher level than those set by the legal standards. Moreover, in fiscal 2006, we drastically revised the relevant systems; we introduced a leave system that encourage male employees to actively participate in child/nursing care, a support system that enables female employees to utilize child/nursing care centers and to work without anxiety, and a leave system that allows an employee to take leave in order to accompany his/her spouse in the event they are transferred overseas.

For example, we revised the childcare leave policy such that it can be used by employees who were previously not entitled to taking such a leave (because his/her spouse is a full-time homemaker); by doing so, we wanted to ensure that we can provide opportunities for male employees to utilize the childcare leave facility. In short, a male employee can utilize this system even if his wife is a full-time homemaker.

We oblige superiors to report the progress of business operations on a monthly (or more frequent) basis to their subordinates on leave. This is because we want to ensure that employees resuming work after a child/nursing care leave will be able to assimilate changes and developments that occurred in their absence and promptly exercise their duties. In addition, we expanded the applicable scope of the Self-Development Support Program, such that those who are on child/nursing care leave would be able to utilize it. Thus, we are actively attempting to facilitate the comfort of our employees when they resume work after leave.

In addition to building an environment where employees can easily access these leave systems, in the future we will broadly publicize to the systems and we will promote a better understanding of them, so that they can be more widely used.

Family Support Leave

As part of the promotion of work-life balance, the Family Support Leave system was established. Apart from child/nursing care leave, employees can annually take up to five days of paid leave to care for their children or family members, or to attend to the delivery of a child.

Furthermore, the Special Injury/Illness Leave that had allowed employees to take up to 50 days of paid leave per year for personal injuries or illnesses, has been extended to allow employees to care for their children, parents, or spouse.



"I used the family support leave for the afternoon of July 10, 2006 to attend the birth of my second daughter and for the following day to take care of my oldest daughter. Although I could have used paid leave, I was more comfortable availing myself of this family support leave.

General Merchandise & New Products Department, Masahiro Ishizaki

Introduction of a "Leave System for Employees with a Spouse Working Overseas"

In August 2005, eight women in managerial positions were brought together to form a team named FAIR "IZANAMI," with the human resources department serving as its secretariat; the aim was to obtain the full potential and support of female employees and enable their more active participation in the workplace.

After the team held discussions on the utilization and promotion of female managerial employees, it submitted its recommendations in May 2006. Following these recommendations, the leave system for employees with a spouse working overseas was implemented. In the event that an employee's spouse is to be transferred overseas, this system permits an employee to take leave for a maximum period of three years so that he/she can accompany his/her spouse without having to resign.

The Utilization of Older Employees

In April 2006, the revised Law for the Stabilization of the Employment of Older Persons came into effect. The law centers on the adoption of employment systems for people aged up to and including 65. It requires business owners to progressively increase the retirement age of employees and to introduce continued employment systems (Measures for Providing Employment Security for Older Persons).

The Marubeni Group is striving to maintain and improve the vitality of the entire Group by actively utilizing the insights, experience, expertise, and networks of older employees. As a step in this direction, Marubeni will adopt a continued employment system, which, as a rule, will target all prospective employees aged 60 or over and who wish to continue working. We also developed a Senior Career Matching System. The aim of this system is to increase the mobility of older employees and to allocate the right people to the right positions, so that the human resources and talent within the Group can be utilized effectively.

In addition, we plan to implement a wide variety of measures such as the following: holding seminars designed to change the work perceptions of employees beginning to consider their own individual post-retirement lifestyles; enhancing the training courses available so that employees can shape their careers more smoothly; and running campaigns to raise the awareness of managers who work with older employees.

Team Members' Report

"I found out how women could work freely in this company."

When I joined this company in 1997, it was the first time that most employees had actually worked with female colleagues. Thus, I was anxious about being able to continue working in such an environment. At the same time, however, I did not want to be given special consideration because I am a female. I was relieved to be treated equally with the male employees who joined the company around the same time.

I was under the impression that the number of female employees has not increased significantly. However, after participating in TFI, I noticed that this number has in fact increased, and the perception toward female employees has changed. Through its team activities, TFI provided me with a good opportunity to exchange views with my junior female colleagues.

Before I participated on the team, I believed that I was only required to fulfill my tasks as efficiently as possible. Now, however, I realize that it is my duty to pass on my experience to and share my learning with the next generation.

Since we have finished compiling the recommendations, the team has ceased its activity. However, I think that the foundation was already laid for female employees to voice their opinions, and I believe that Marubeni boasts of an environment in which women can work freely.



Machiko Aikawa, Light Metals Dept.

■ Introduction of Stress Check and EAP (Employee Assistance Program)

As part of comprehensive initiatives for establishing work-life balance, Marubeni has conducted and continues to conduct e-learning training programs designed for all employees and executives, for advancing and maintaining their mental health. In addition to this, we introduced the EAP and stress check.

You can obtain a fair estimate of your stress levels by undertaking the stress check on the Web. After answering 57 questions developed by a research group sponsored by the Health, Labor and Welfare Ministry, your current stress status will be confirmed, and you will be informed of the relevant solutions for improvement.

The EAP is a support program allowing employees and exexecutives to talk to specialized experts belonging to the EAP-service-providing company about their personal and professional problems, or ask questions on the stress check results (family members of the employees can also utilize the EAP) .

We believe that these initiatives will lead to raising employees satisfaction levels in the work environment, in keeping employees motivated, and helping them achieve work-life balance.



Top screen of the "Occupational Stress Simplified Diagnosis System"

■ Relationship with the Labor Union

The Marubeni Employee Union was established in 1949. At present, it has about 2,000 employee members, which is about 55% of the organization. The company and labor union share common goals, namely, to improve the prosperity of the company and the social and economic status of the employees. We respect each other's positions and engage in sincere discussions to maintain an orderly labor–management relationship.

Various Training Programs

■ Marubeni Career Market

Some employees request transfers to divisions where they can make optimum use of their skills. Some divisions require personnel with specific skills. The purpose of the Marubeni Career Market is to match these preferences and ensure that the transfers are realized.

It is a program that allows human resources to "flow" within the organization—something that was unusual for general trading companies. The program places the right people in the right jobs, even facilitating transfers across divisions. This can increase employee motivation, ensure effective use of human resources, and maximize the employees' own achievements.

1. Job Matching System	A system for facilitating the application and registration for transfer to another department
2. Internal Personnel Openings/ Company-Wide Personnel Openings/Departmental Personnel Openings	A system allowing departments to announce personnel openings
3. Internal Project Openings	A structure promoting the early discovery and facilitation of project ideas and assisting in turning these ideas into opportunities for job transfers
4. Career Information Development System	A system wherein authorized users can view all employees' work history, qualifications, language skills, and other special qualifications
5. Career Plan Announcements	A system in which employees annually review their own career plans and announce their choice for a transfer
6. External Personnel Openings	A system that enables the announcement of external recruitment on the company web site, and provides a facility for internally viewing the specifications of mid-career job applications from outside the company
7. In-House Training System	See p. 34

■ In-House Training Programs

Marubeni provides diverse in-house training programs to achieve the following twin goals: (1) the development of diverse business professionals and (2) the development of human resources with special skills that are useful both inside and outside the company, as well as of those who are capable of building up the business as a whole.

The two programs that are given maximum weight are the Marubeni Professional School and the Marubeni Executive School. The former helps employees from all levels attend various business schools; the latter targets management-level personnel and teaches them corporate strategies and frameworks for company operations. Training for newly appointed managers and team leaders and (newly appointed) corporate business managers is also provided, in addition to pre-departure training for people assigned to positions outside Japan; overseas study programs including language studies and programs for trainees in specialized fields, such as MBA programs and law schools, are also offered.

Outline of the Company's Training System

Marubeni Professional School

Master Course
- Framework for computing corporate value and corporate realignment

Advanced Course
- Marketing and corporate strategy
- Investment decisions
- Management accounting
- Framework designed for successful M&A

Basic Course
- Marketing and corporate strategy
- Training for troubleshooting
- Financial statement analysis
- Basic investment analysis
- Marketing in practice

Marubeni Executive School
- Department manager training
- Workshop for next-generation managers
- Corporate business management training

Other Training Programs
- For (newly appointed) corporate business managers
- For newly appointed managers and team leaders
- Grade change training
- New employee training
- For career employees
- For non-career employees
- Basic practical business knowledge training: Company certification exams
- Basic practical business knowledge training: e-Learning
- Pre-departure training for people assigned to positions outside Japan
- Language training
- Training in specialized fields
- English training
- Chinese training
- Training to read the US accounting standard financial statements
- Study session for booking 3rd class tickets
- Senior life-planning seminar
- Career management seminar

■ Self-Development Support Program

In order to improve support for employees intending to engage in self-development, in March 2005, Marubeni launched the Self-Development Support Program.

Under this program, employees are encouraged to seek further development of their individual skills and are given full support to obtain knowledge that cannot otherwise be obtained through regular work. The aim is to boost employee motivation, increase their value as personnel, and to bring diversity and added value to the company.

(1) Support for obtaining qualifications: The company covers expenses for applicable qualifications.
<Applicable qualifications>
Small and medium-size enterprise examiners, certified public accountants, tax accountants, patent attorneys, social insurance labor examiners, judicial examiners, judicial scriveners, administrative scriveners, housing and construction brokers, etc.

(2) Support for distance learning: The company covers expenses for applicable distance learning courses.

(3) Self-development study leave: The company offers leave from work, and partially covers expenses for individual study at applicable business schools, law schools, and other schools, both within and outside Japan.

Enhancing the Work Environment

■ Leave and Days-off System

Marubeni respects each employee's values and lifestyle. We offer support for employees who are seeking a balance between work and family, and we provide an environment in which employees can work comfortably and with peace of mind.

In particular, in April 2005, we conducted a review of the Childcare Leave System and the Nursing Leave System, and we enhanced the relevant systems by extending the available leave time beyond the legal standard, expanding the range of eligibility, and relaxing the conditions for using these programs.

For example, employees may avail themselves of a total of 365 days of nursing care leave for each person requiring such care. They are also permitted nursing care time of up to 120 minutes per working day (late arrival, early departure). (For more details on the childcare leave policy, see p. 31.)

We intend to build a more employee-friendly work environment by making these systems more accessible to them.

■ Support for Volunteer Activism

In March 2005, Marubeni launched the Volunteer Promotion Team, and instituted a Volunteer Leave System. These two support programs are designed to help employees develop their skills and awareness for volunteer activities. Marubeni believes that participation in volunteer activities boosts employees' awareness of the need to contribute to society, and supports Marubeni's efforts to contribute to local communities as a responsible and diligent corporate citizen.

■ Health Management

Marubeni is committed to thorough health management. In addition to an annual regular physical examination for all employees, those employees who are being transferred abroad also undergo checkups before leaving, during temporary returns, and after returning.

Furthermore, we have also implemented various measures for mental health. In addition to counseling provided by specialists twice a week at the health center located at Marubeni, we include courses on mental health as part of our training programs.


Working with
Society

Basic Principles for Social Contribution

The twenty-first century is a century where, aiming at sustainable development is needed. Given such a social trend, companies are required to develop corporate activities that balance the needs of the environment, society, and economy. To meet this requirement, the Marubeni Group has been developing various activities.

Basic Policy for Social Contribution Activities

At Marubeni, we aim to utilize our CSR activities to strengthen and improve our coexistence with society, and to establish relationships of trust with all of our company stakeholders.

In particular, we believe that in the field of social contribution, there needs to be a link between companies and society, and companies must take responsibility and engage in contributions which meet the needs of the local communities.

More than 30 years ago, Marubeni established the Marubeni Foundation, and through the "Marubeni Collection," it has preserved and managed works of art to be passed down to and valued by the next generation. During these past few years, social contribution activities, such as volunteer efforts, have been enthusiastically undertaken by individual employees.

In January 2006, Marubeni overhauled all of the social contribution activities, and to clarify our stance on contributing to society as a company, we formulated the Basic Policy on Social Contribution Activities. Marubeni will continue to strengthen the structure that allows the company as a whole as well as each employee to become involved in social contribution activities.

Basic Policy on Social Contribution Activities

Basic Principles

In the spirit of "Fairness, Innovation, and Harmony," and being aware of our responsibility as a corporate citizen in the global community, we will actively pursue social contribution activities.

Basic Policy for Activities

From the universal perspective, we will adopt the following five priority areas: social welfare, international exchange, community contribution, global environment, and cultural support. We will also actively promote social contribution activities as a corporation and support volunteer activities conducted by our executives and employees.



Specific Activity Policies

Based on the Basic Principles and Basic Policy for Activities, we have established the following specific policies, and are engaged in social contribution activities across the entire Marubeni Group.

Social Welfare

Marubeni engages in a broad range of activities such as disaster relief, primarily through the Marubeni Foundation, a social welfare corporation.



International Exchange

Marubeni engages in contribution activities for the international community, including the exchange of people, with a focus on support through scholarships and donations overseas.

Community Contribution

Marubeni engages in activities centering on volunteer activities conducted by our executives and employees, such as development activities and clean-up activities in the communities in which we are based.

Global Environment

In addition to its concern for the effects it has on the environments surrounding its business activities, Marubeni actively extends support for general environment preservation activities.

Cultural Support

In addition to our cultural contribution through the Marubeni Collection, Marubeni extensively extends support for various cultural activities.

Employee Support

By planning and providing information on a range of programs, Marubeni supports volunteer activities in which employees can participate, and keeps the employees informed about such activities. We also improve and expand systems required for activities, such as the Volunteer Leave System.

From the Staff in Charge

"The Base for Social Contribution Activities Has Been Broadening."

In January 2006, the Basic Policy on Social Contribution Activities was formulated. Even prior to this, we were working toward making social contribution efforts, such as fund-raising activities organized by the Marubeni Foundation, initiatives by utilizing paintings and historical costumes owned by Marubeni, and clean-up operations. However, we did not have clear vision about our direction as a corporation.

Therefore, we decided to establish basic policies centering on five stages as target fields: social welfare, international exchange, community contribution, global environment, and cultural support. We are determined to continue our efforts in these five areas. We also established a basic policy for the "Support for Volunteer Activities Conducted by Executives and Employees."

In fiscal 2006, according to this policy, we implemented four plans for volunteer activities in which the employees of the Marubeni group of companies, their family members, and friends were allowed to participate. As a result, around 140 people participated in these activities. In comparison to the 70 participants in fiscal 2005, this indicates some progress, although not significant. In light of this number, I feel that the base for social contribution activities has been broadening.

In order to boost the number of participants, we are determined to craft more attractive programs in the future.



Hirofumi Furuya
General Affairs Dept.

The Marubeni Foundation's Social Contributions

Social Welfare

The Marubeni Foundation's Social Welfare Assistance



Based on the fundamental commitment that "the Marubeni Group will grow while meeting social requirements," in 1974 Marubeni established the social welfare corporation known as the Marubeni Foundation. Every year since then, for the last 32 years, Marubeni has continued to provide ¥100 million in aid to social welfare facilities and organizations.

The Marubeni Foundation's 32 Years of Activity

In fiscal 2006, the Marubeni Foundation received 636 applications for assistance, representing a ten percent increase from the previous year. As a result of rigorous examination by the selection council, the board of trustees, and the executive board, it was decided to give assistance to 69 organizations.

Recipients are chosen on the basis of emergency and criticality requirements. A majority of the Foundation's assistance is given for the purpose of providing "vocational aid," an activity that provides workplaces for those who do not have job opportunities because of disabilities. Recently, a new selection criterion has emerged: a successful recipient must be dealing with new challenges from a proactive and innovative viewpoint. The assistance provided is primarily used for the purchase of equipment and instruments for vocational aid, the renovation of facilities and group homes, and the purchase of welfare vehicles for work programs and for transferring the elderly and persons (children) with disabilities to and from home. However, some assistance is also provided for a wide range of other purposes, including those related to the protection of abused children as well as job placement assistance for fatherless families, creating databases of those who need assistance and emergency contact networks, and for coping with drug dependence. The number of Marubeni Foundation's assistance grants has now reached 1,773, amounting to ¥3.2 billion so far.

Supporting Self-Reliance by Establishing Ties with Communities

Recipients include the Hakuto-Kai Banso S&S social welfare organization, a community self-reliance support center for disabled people located in the rich, beautiful mountains of Kaifu-gun in Tokushima Prefecture. Currently, about 150 mentally challenged people are participating in activities with 60 staff members at the Children's Division, the Adult Division, and two vocational aid facilities.

At the Hanabatake day care vocational aid facility which we visited, 20 disabled persons who find it difficult to perform ordinary jobs are receiving the training needed to lead useful lives in society by learning to make bread, noodles, box lunches and delicatessen products, processed marine products, dyeing products, and undertaking clean-up activities entrusted to them by the prefecture or town government offices.

In fiscal 2005, the Marubeni Foundation provided ¥2 million in assistance to this facility in order to maintain its cold-air drier used for marine product processing. This decision was made in order to support the facility's plan to enhance its fish processing capacity — with which the facility will be able to make the best use of regional resources — in terms of both quality and quantity. In order to support these people to become self-reliant by fostering their own abilities



The facility is surrounded by a beautiful natural environment that changes from season to season; impressive relaxed smiles



(From top to bottom) Mayumi Miyamoto, the houseparent of Hanabatake;
Yoshifumi Kaizen, a member of the Children's Division





We are proud of the food and dyed products that all our people make with loving care

and skills, it is necessary to continue diversifying the type and number of job and work options available so that they can choose the one that best matches their own personality and aptitude.

"By keeping the cold-air drier in good condition, and by selling dried products made from fish procured locally, the ties with our local communities are strengthened and our range of work supporting self-reliance is expanded. So everybody will be happy and confident," says Mayumi Miyamoto, the smiling houseparent of Hanabatake, and Yoshifumi Kaizen, a staff member of the Children's Division. According to them, the drying machine can not only be used to produce nearly 50 kg of dried fish at a time, but it is also useful for drying kaki (persimmon) and other fruit, providing it with different potential uses. They also comment that with such an easy-to-use machine with built-in automatic functions, people are gaining confidence in handling machines in general. "Since it was so expensive, the assistance provided was a great help to us. We are planning to look into various opportunities to assist our people to be self-supporting and to make them smile, while caring about the ties with our local communities."

The Foundation's Activities are Supported by Both the Company and Individuals

Funding for the Marubeni Foundation is not limited solely to funds contributed by Marubeni as a company. Other funding sources include the "¥100 Club," which consists of present and former Marubeni executives and employees, who make monthly donations in multiples of ¥100, and the collection boxes installed in all Marubeni Group companies. The ¥100 Club, which was established 10 years ago, has already collected over ¥10 million. This amount accounts for 10 percent of the total assistance provided.

Supported by the company and individuals in this way, the Marubeni Foundation has now been engaged in its social and community activities for over 30 years. We hope that this foundation will continue to provide assistance for the more active facility/organization activities, as well as supporting the self-reliance of disabled persons and other people, no matter how small our level of assistance may be.

This presents a major opportunity to support self-reliance and rehabilitation

Tsuneo Yukimoto, Chairman, Hakuto-Kai (social welfare organization)



Since the amendment to the "Law Concerning Support for the Self-Reliance of Persons with Disabilities," the economic burden on each and every disabled person has increased along with the pressure for them to be socially/economically self-supporting. However, there are not many opportunities for the intellectually disabled to become employed in order to support themselves in this region where primary industries — agriculture and fishery — are dominant.

By receiving your assistance, we were able to purchase a cold-air drier. Despite the fact that this is a high rainfall region, we can now ensure consistent quality regardless of the weather. This has allowed us to expand our range of job types offered by adding "processing and sales of marine products."

We are planning to help everyone who comes here to improve his/her aptitudes and capabilities through work, and to provide them with rehabilitation and the means to be self-supporting.

Please see the list of assistance recipients and letters from recipients on the Marubeni Foundation's website at http://www.marubeni.co.jp/kikin/index.html.

Social Welfare

Support for the YWCA and 1% Club Bazaars


YWCAバザー
The venue of the Tokyo YWCA summer bazaar

Marubeni supported the bazaars organized by the Tokyo YWCA and the 1% Club by providing items such as socks, towels and canned goods.

The Young Women's Christian Association (YWCA) is an international NGO whose objective is a world at peace where human rights, health and the environment are protected. This organization pulls together the strength of women from all around the world, and promotes the social participation of women. At the summer bazaar held in June and the Christmas bazaar in December, Marubeni provided canned saury for emergency use, along with various other items.

The 1% Club is a group of companies organized by the Nippon Keidanren, in which member companies have pledged to contribute 1% or more of their ordinary income to social causes or cultural patronage activities. Marubeni has been a member of this club since its founding in 1990. Marubeni contributed women's apparel products to the charity bazaar held in December.

Scholarships for Indonesian Students


A photo of the awards ceremony at Gadjah Mada University

To support those students who will be responsible for the next generation in Asian countries, Marubeni has established scholarship funds in the Philippines, Vietnam and Indonesia.

In 1999, Yayasan Beasiswa Marubeni, the Indonesian scholarship fund, was established as one of the company's 50th anniversary projects by contributing US$350,000. Since then, it has granted scholarships to approximately 700 students.

In fiscal 2006, Marubeni gave 70 students from the 12 national universities across the country a total of 94.4 million rupiahs (equivalent to slightly more than $10,000). In December, an awards ceremony was held at Gadjah Mada University located in the Yogyakarta Special Region.

Marubeni's scholarship contributions to foreign students in Asian countries has reached US$830,000, for all three countries combined. Marubeni hopes to continue its efforts to contribute to society by providing assistance to students.

Social Welfare

Assistance to Earthquake Victims



(From top to bottom right) Backup supplies that were delivered to the stricken area; the MM2100 industrial park members

In May 2006, an earthquake shook Indonesia's central Java region, causing major damage. The Marubeni Group donated approximately $100,000 to this region. In addition, the Volunteer Promotion Team put out a call to Marubeni executives and employees, and an extra ¥304,807 in donations was collected from individuals and sent to Indonesia via the Japanese Red Cross Society.

MM2100, an Indonesian industrial park that is managed by the Marubeni Group, also distributed 500 million rupiahs of backup supplies directly to the earthquake victims, in cooperation with its tenant companies.

Daily commodities, food, medical supplies and dozens of other backup supplies were bought with the donations from the tenant companies of the Marubeni Group and were loaded onto trucks owned by these companies, along with supplies from each company. The Indonesian staff from various companies then rushed to the disaster-stricken area to hand out these supplies directly to the victims.

Similarly, we donated ¥1 million to the victims of the quake that occurred at the end of March around the Noto Peninsula, Japan.

Collection of Used Postcards and Donation of Clothing

During fiscal 2006, Marubeni was again able to secure its employees' enthusiastic participation in the collection of used postcards, stamps and prepaid cards as well as unused stamps. Approximately 600 used cards and about 4 kg of used stamps were collected. The postcards and unused stamps were donated to CARE International Japan, which supports children in Asia, and the prepaid cards and used stamps were donated to the Japanese Organization for International Cooperation in Family Planning (JOICFP).

Marubeni also hosts a clothing donation campaign in February each year. As part of our individual-based volunteer activities, this year we again donated clothing to the Japan Relief Clothing Center, which delivers clothing to developing countries overseas and to disaster-stricken areas.



A number of items contributed from all over Japan

Participant's Report



My family is promoting this campaign throughout the year and has a "donation box for developing countries." As we kept on storing clothes that we would no longer wear and new clothes that nobody would be likely to ever put on, we had three cardboard boxes of stock this year. Although I was reluctant to part with some of those clothes since I had become very attached to them, I packed them up, imagining the smiles of foreigners who would be glad to wear them. (Sonoko Wada, Oilseeds, Fats & Oils Dept.)

International Exchanges

Second International Exchange Camp at Hakone

In August 2006, as one of Marubeni's summer volunteer activities, we held a camp at Hakone in which 50 students, 20 employee volunteers from the Marubeni Group, and 6 Marubeni Foundation office staff members participated. The employee volunteers demonstrated how to put on a yukata (a kind of informal kimono), a watermelon splitting game, the Bon Festival dance, and other aspects of Japanese culture. They, in turn, learned different foreign languages from the overseas students, all of which helped enhance the level of cultural exchange between participants.



A total of 26 Marubeni Group employees participated



Participant's Report



I took part in the camp for the second consecutive year.

I really feel that this exchange program is important because one of the students who participated last year told me that he succeeded in joining a company, and a student who joined us for the first time this year told me that she wanted to take part again next year at any cost.

All of the overseas students who joined the camp were from Asian countries, with most coming from China and Korea. I'm sure they will tell their relatives and other people in their own countries about the excitement and experience of joining this program. I hope that, through this activity, more people will feel closer to the Japanese and Marubeni, so that friendly relations can be established between our countries.

I think that the real value of this activity will become visible when overseas Asian students come to understand and respect the culture and tradition of each foreign country they visit, helped by Marubeni's social contributions.

(Zhou Jing Yong, Process Technology Division, Marubeni Techno-Systems Corp., front left)

Trainees from France

In August 2006, Marubeni accepted trainees from the French National School of Administration (ENA), a prestigious school that has been producing outstanding talent for the French political, governmental and business communities. It was the first time in six years that Marubeni accepted trainees.

This training course was not limited to training sessions at the Tokyo Head Office. Each Marubeni department involved cooperated to conduct various external programs, including a tour of the Tokyo Metro General Control Center, on-board training at the Port of Tokyo, and visits to the Mainichi Newspapers and participating government offices. In the Kansai Region, the trainees visited the Osaka Branch, the Kansai Economic Federation and Kyoto Marubeni. We believe that this three-week training course deepened their understanding of the activities of the Marubeni Group, as well as Japanese society and culture.

As part of its personnel exchange efforts, Marubeni is planning to accept more ENA trainees in the future.





At the Marubeni Osaka Branch and the Oi Terminal at Tokyo Port

Carrying the Omikoshi at the Kanda Matsuri Festival

Fifty-eight employee volunteers from the Marubeni Group participated in the carrying of the omikoshi (portable shrine) at the Kanda Matsuri Festival in May 2006.

This year, the omikoshi carriers paraded through the streets around Otemachi while giving out the traditional yells, and had themselves purified by a Shinto priest at several points along the way. The omikoshi was also carried into the entrance area of the Marubeni Tokyo Head Office.





(From top to bottom right)
Carrying the omikoshi in Tokyo, May 14;
group photo in front of the Marubeni Tokyo Head Office entrance

Participant's Report



Since this was the first time I had carried the omikoshi, everything was a new experience once I began to put on the costume. During a lunch break in the preparation period, I had an exciting time with my friends by trying to walk with a pair of tabis (traditional split-toe socks) on.

On the day of the festival, I was able to communicate with people whom I didn't know at all, laughing and yelling amidst the carriers' shared enthusiasm. No words were necessary in the enthusiastic atmosphere of the Kanda Matsuri Festival.

(Chieko Hata, Personnel Group, Marubeni Personnel Management Corp., front left)

Clean-Up Activities around Local Communities

At the Osaka Head Office, employees participated in Osaka City's "Clean-up Osaka 2006" event and tidied up around the office area. Despite being scheduled on the first day of a three-day holiday in November, a total of 213 people, including the employees of the Marubeni tenant companies in the building, took part in this public event, making up a larger group than in the previous year.

After about one hour's clean-up work, all participants shared lunch boxes together. Before the group broke up, all participants were given a pack of cookies baked at NPO Mambo, a workshop for people with intellectual disabilities in Osaka City, and they were introduced to the activities of the NPO and asked for assistance.

In addition, at the Kyushu Branch, the annual clean-up activity program was held in November. In this program, participants cleaned the nearby areas around Maizuru Park, Heiwadai Athletic Stadium, and Heiwadai Baseball and Sports Park. Nearly 30 people from the Kyushu branch and other businesses, including executives and employees, participated and worked up a good sweat.





(From top to bottom)
Hana-no-Omotenashi campaign in Nagoya;
photo of all participants in the Clean-up Osaka 2006 event held in Osaka

Furthermore, at the Nagoya Branch, all staff from the General Manager on down participate regularly in the Clean-up campaign and "Hana-no-Omotenashi" campaign, as part of the Urban Beautification Plan that was launched in January 2005 by the regional development committee of the Chubu Association of Corporate Executives.

Tokyo Greenship Action Campaign (forest conservation activity)



Since it was conducted on Saturday, September 30, many children also participated.

In September 2006, the Marubeni Group's first Okutama Forest Thinning Experience Volunteer program, an initiative for environmental protection, was held in Ome City, Tokyo. This unique program was planned and launched by the Marubeni Group with the cooperation of various NPOs and the staff of the Tokyo Greenship Action volunteer program, hosted by the Tokyo Metropolitan Government. Forty-two Marubeni Group employees and their family members participated in this program.

This program focuses on thinning out a forest and breaking a path through woods under the instruction of local experts, in order to help restore the water-holding capacity and ecosystem diversity of abandoned forests. After listening to an expert's explanation regarding the necessity of thinning and work procedures, the participants were divided into groups of five to six members. They then began their work under the supervision of the staff.

Surrounded by Mother Nature, while still only one-hour's travel from the heart of the Tokyo Metropolis, one of the participants commented that he was filled with a sense of "comfortable fatigue" since he had the chance to be engaged in forest conservation activity in an environment that he could never have imagined anywhere in Tokyo.

Participant's Report



Photo: Ozaki's family members who participated with him

It was our first experience of felling trees for forest thinning. Through this experience, I learned that forest thinning contributes to the conservation of ecosystems, and it made me think about environmental preservation. I'm sure my son also had an invaluable and memorable experience. (Hirofumi Ozaki, Overseas Telecom & Information Dept.)

Arakawa Clean Aid

In November 2006, in collaboration with Daiei, Maruetsu, and OMC Card, Marubeni conducted volunteer clean-up activities around Akigase Park, Saitama City. Twenty-one volunteers from the Marubeni Group participated. Following an opening ceremony, the more than 200 family members and friends who had gathered, spent the next hour in brisk weather conducting clean-up activities and testing the quality of water in the Arakawa River. The litter included some fairly bulky and heavy items, and parents and children were seen working together to collect it. After the clean-up activities had concluded, all of the participants shared a lunch of tonjiru (pork miso soup) made on location by the volunteer staff, and everyone got to know each other better.



Thanks to the volunteers' efforts, a large pile of litter was collected by evening

Environmental Art Contest


STOP地球温暖化
2100



Hirata, a winner of the Marubeni Special Prize (right)

Marubeni supports the Nationwide Elementary and Junior High School Student Environmental Art Contest sponsored by the Nationwide Elementary and Junior High School Environmental Education Association.

The themes of this contest, which has now been held 10 times (including the latest one in fiscal 2006), are "Creating a comfortable community together" and "Saving nature together." For the 2006 contest, some great works of art were entered by 4,655 elementary and junior high school students all across the country.

After close examination, the Marubeni Special Prize was awarded to one entry in the elementary school division and one entry in the junior high school division, along with the Minister of Education's Choice Award and the Award from the Ministry of the Environment.

We believe that Marubeni contributes to the raising of the level of overall environmental activities by supporting this contest annually — particularly by encouraging children to think about environmental issues around them, and by appealing to both their families and to the school staff.

Participation at the Banju-no-Mori Kaya Tree-Planting Festival



Tree-planting

Marubeni participated in the "Banju-no-Mori Kaya Tree-Planting Festival" for the second straight year. The annual growth rings of a kaya are very close together, producing a very elastic wood. This elasticity, plus its unique aroma, means that it is particularly well known as the best wood for making go and shogi boards. However in recent years, due to the effects of indiscriminate logging associated with unrestrained development, tree numbers have decreased drastically.

Kayas are slow-growing trees. In fact, a kaya tree takes up to 500 years to reach maturity and grow big enough to be used for making boards. We would like to continue to think about the Earth's environment in a long-term way by participating in these efforts to plant kaya trees which will eventually grow into a forest, so that we may pass aspects of our Japanese culture, including go and shogi as well as the "wood culture," down to the next generation.

The tree-planting ceremony took place in July 2006 at Hatajuku, Hakone-machi. Prior to this ceremony, the 61st Honimbo (Grand Master) go title match was held in June in the Hakone district. In July and August, as part of the Banju-no-Mori project, the All Japan Students Honimbo championship matches (male and female) and various other events were held, including intercollegiate/intercity go and shogi matches, concerts, and a takigino (torchlight Noh) performance. Under the motto "Forest growing that supports the go and shogi culture," Marubeni supports this project that protects nature and hands on an appreciation of the role of "wood culture" to our offspring.

Exhibiting the Marubeni Collection

From April 13 through May 27, the Marubeni Collection Exhibition entitled "Paintings and Costume; the Masterpieces of Beauty" was displayed at the Museum of Kyoto.

The Marubeni Collection contains 500 Japanese and foreign paintings, and approximately 400 period costumes.

For this exhibition, Botticelli's "La Bella Simonetta" and 46 other paintings as well as 128 costumes and dyed items, including a kosode (Kimono with short sleeves) said to have been worn by Lady Yodo, were displayed.

Also displayed were a number of valuable Kimono fabric designs that were drawn by the creators belonging to the costume design study group which was organized during the Marubeni Shoten period (1921 to 1941). The many designs, which exude a sense of freshness to this very day, were created by leading Japanese painters, sculptors and craftsmen, including Shinsui Ito, Takeji Fujishima, Seiji Togo and Ikuma Arishima. They are profound works that are reminiscent of the Marubeni that was enthusiastically engaged in the research of kimono fabric design and in the planning and development of innovative products during Marubeni's early period.

Marubeni keeps all paintings and period costumes under proper temperature/humidity management to prevent deterioration. Paintings are stored in a dedicated warehouse, examined by experts on a regular basis, and items are restored upon request. The period costumes are stored separately in paulownia-wood drawer chests.

Marubeni will continue to contribute to our culture by keeping the valuable cultural assets in our custody at a single location, to prevent them from becoming dispersed and lost forever, and by passing them down to the next generation in the best possible condition.



La Bella Simonetta







A fragment of the kosode said have been worn by Lady Yodo



Prior to this exhibition, Professor Shigeki Kawakami, who had supervised the restoration of the kosode said to have been worn by Lady Yodo, examined each article to check the origins of the period garments, the techniques that were used, and the state in which they had been preserved.

The examinations were conducted with the cooperation of postgraduate students currently under the professor's guidance, and the students were given a rare opportunity to view genuine articles in person. While occasionally touching the garments with their own hands, and while conducting in-depth inspections, the students marveled at the subtle techniques used in the traditional garments. The details of the examination were also presented in the form of comments on the works described in the exhibition catalog. Exhibitions of the Marubeni Collection are playing a major role in the development of future specialists.

Other Activities

Company Visits by Students


High school students listening to an explanation of the activities of trading companies

Marubeni invites high school students on company tours to learn about the business and role of trading companies.

In fiscal 2006, 89 students from 10 schools, including Toyama Prefectural Toyama Minami High School and Nagasaki Prefectural Gotokaiyo High School, visited our Tokyo Head Office. Using video and other media, students were introduced to Marubeni's long history and the wide spectrum of activities that we, as a trading company, conduct worldwide. We believe that enabling the stakeholders of the future to learn about the activities of Marubeni is another important social contribution.

Support for the Debate Koshien



中学・高校ディベート選手権
(From left to right)
Kaoru Kuzume, Manager of Corporate Communications Dept., Marubeni Corp., handing the Best Coach Prize to a winner; a debate

Marubeni provided support for the 11th National Junior/Senior High School Debate Championship (Debate Koshien), a contest in which participants debated specific issues from either the pro or con side.

Students from 24 junior high schools and 32 senior high schools who had won preliminary contests that were held in eight districts across the country took part in exciting matches for first place.

In this debate contest, junior and senior high school students debated such issues as "The total abolition of zoos in Japan" and "Should Japan implement a new regional system?". Marubeni gave the Best Coach Prize to the coaches of Hokurei Junior High School, Hokkaido and Tokushima Bunri Senior High School, Tokushima.

Internship Program for Students


Heated discussions and presentations that lasted deep into the night

During the period from mid-August to mid-September, we conducted three Marubeni Business Workshop 2006 overnight internship program sessions.

The purpose of this program is to improve our corporate image by providing students with opportunities to experience employees' duties.

Out of more than 4,000 applicants, 30 students were selected for each session (102 students in total). They gathered at the Marubeni Tama Center, where they first attended a lecture on the history, functions, and recent activities of trading companies. After that, Marubeni employees from Power Projects, Development & Construction, and Finance, Logistics & New Business Divisions presented tasks to the students, who then prepared presentation materials after conducting group work and interviews with the employees. Through this internship program, the students were able to experience the dynamism inherent in the trading business, the importance of teamwork, and a sense of fulfillment in tackling their allocated tasks.

Toward a Better Global Environment



Basic Policies on Environmental Activities

As a general trading company, Marubeni develops and offers a variety of goods and services as well as invests in businesses in many countries around the world. We always place a high priority on environmental concerns, and we make every effort to reduce the environmental impact of our business activities. We also promote pro-environment businesses and contribute to the achievement of a sustainable society.

Our Environmental Efforts as a Trading Company

Marubeni undertakes businesses in a variety of fields related to the environment, such as recycling and new energy. As a trading company's business is global by nature, the range of industries in which we are involved is also vast, and our impact on the environment is broad. In 1990, we established the Committee on Global Environment Preservation to make our business more pro-environment. We perform environmental evaluations of new proposals for development projects and undertake investments to work toward reducing our environmental impact.

In April 2004, the Environmental Business Promotion Committee was established to create new environmental business models and to establish a division committee for each type of business, to promote the discovery and advancement of new ideas that will contribute to the environment.

The entire Marubeni Group will continue to strengthen and maintain these pro-environmental activities to achieve our goal of creating a sustainable society.

The Marubeni Group Environmental Policy

Basic Philosophy

The Marubeni Group, aware of its responsibility as a good corporate citizen, will do its best to preserve the environmental well-being of the Earth, while striving for the harmony and prosperity of human society.

Basic Policy

Considering the global nature and diversified business activities of the Marubeni Group, the basic policy in connection with global environmental preservation related to Marubeni Group's activities shall be established as follows:

1. While undertaking business activities, we always consider the possible environmental impacts and make efforts to reduce environmental risks, to protect the environment and to prevent pollution.
   (1) International environmental guidelines and environmental laws and regulations related to the country concerned and the local self-governing body, etc., will be observed.
   (2) When making new investments, commencing new businesses, and introducing new equipment, the reduction of environmental impacts will be considered. This will be especially true in the case of resource development projects wherein the preservation of the natural ecosystem and regional environment will be given high consideration and care.
   (3) In daily office work, efforts and programs for green procurement, energy saving, resource saving, waste reduction, and improvement of business efficiency will be introduced and carried out.
   (4) Efforts to create goods, services, and social systems related to the protection and/or improvement of the environment will be made.
2. In line with the spirit of this Environmental Policy, efforts toward and continuous improvement of the EMS of the Marubeni Group shall be made.
3. All directors and employees shall be notified of this Environmental Policy, which will also be made available to the public.

EMS

The Marubeni Group has introduced an EMS based on ISO14001 as a tool to help all employees deal with environmental issues. The EMS uses a PDCA (Plan-Do-Check-Action) cycle that constitutes planning, implementation, inspection, and management review, which in turn involves cycles of further planning and implementation. Using this process enables the constant improvement of the system and leads to progress in dealing with environmental issues.



STEP 1 Plan
As required by the Environmental Policy, each EMS unit formulates environmental objectives, targets, and programs, and re-evaluates relevant environmental laws, taking into consideration its environmental effects.
STEP 2 Do
EMS units implement the EMS to achieve the formulated objectives and targets.
STEP 3 Check
EMS units evaluate the results of implementation through auditing and self-inspection.
STEP 4 Action
By utilizing the results of the "Check" stage, changes and improvements to the EMS are made to enhance efforts to protect the environment.

■ Five Environmental Objectives

Marubeni Group's EMS pursues the following five objectives according to the Marubeni Group Environment Policy, in order to help conserve the environment and reduce the environmental impact caused by its activities.

- **Thorough implementation of environmental considerations when promoting projects**
- **Expansion of initiatives with vendors who consider the environmental aspect**
- **Promotion of related subsidiaries' environmental consideration**
- **Promotion of environmental businesses**
- **Implementation of energy and resource conservation as well as waste reduction**

■ Organization for the Implementation of the EMS

Marubeni operates an EMS under the organization shown here. The Marubeni Group subsidiaries that have adopted the EMS have constructed similar systems suited to their own needs.



Top Management
Director of Environmental Affairs
Committee for Global Environment Preservation
General Manager of Environmental Affairs
Global Environmental Section
Division Environmental Management Representative
Division Environmental Officer
Environmental Officer
Branch Company/Office Environmental Management Representative
Branch Company/ Office Environmental Officer
Environmental Officer

■ Status of ISO14001 Certification

In 1998, Marubeni's machinery and chemicals divisions led the company in receiving ISO14001 certification, and by 1999, all of Marubeni's divisions were certified. Since then, our overseas and other subsidiaries have been certified as required.

Results of Initiatives for the Environment

Through its efforts to meet the above-mentioned five objectives, the Marubeni Group has reduced its environmental impact while lowering social and environmental risks. We have implemented pro-environmental business activities to achieve our environmental aims.

Establishing Our Environmental Objectives

Plan Do Action Check

At the beginning of the year, each division of Marubeni uses an Environmental Plan Sheet to set targets for the following: environmental risks particular to its business activities, environmental contribution activities, corporate business management, and energy and resource saving and waste reduction.

Taking the Environment into Consideration in Project Development

Plan Do Action Check

For new development projects, or investments in and lending for new businesses, Marubeni conducts a multilevel preliminary check based on the Environmental Projects Evaluation Sheet. This form evaluates the environmental impact and compliance with environmental laws. For cases requiring a follow-up, the system stipulates that the result be reported. A completed Environmental Projects Evaluation Sheet is attached to the application form and circulated before reaching the final decision maker.

In fiscal 2006, 512 projects in real estate, investment, lending, and securities were evaluated under this system. The diagram (on the right) shows the number of projects evaluated for potential environmental risk.

Number of Environmental Projects Evaluation Sheet Issued for Factors

Atmospheric Pollution	174
Water Pollution	184
Soil Pollution	131
Noise	213
Odor	65
Land Subsidence	18
Effects on Access to Sunlight	44
Influence on Archeological sites and Culture	6
Waste Disposal	234
Depletion of Natural Resources	63
Global Warming	93
Ozone Depletion	6
Others	47
Total	1,278

The total does not match the actual number of cases evaluated, because some cases did not have specific factors, and others had more than one factor for evaluation.

Environmental Projects Evaluation

Environmental Projects Evaluation of Individual Proposals (Primary Evaluation) ▶ Division Environmental Management Representative (Secondary Evaluation) ▶ General Manager of Environmental Affairs (Tertiary Evaluation) ▶ Distributed to Decision Makers as Information Source

Expansion of Initiatives with Environment-Friendly Vendors

Plan Do Action Check

Marubeni is working to gain the understanding and cooperation of its main vendors and contractors regarding our environment conservation activities in accordance with the Marubeni Group Environment Policy. By checking the status of the ISO14001 certification, emergency prevention, and EMS, we are working with our vendors to reduce the environmental impact of our business activities.

Promotion of Consideration for the Environment among Subsidiaries



Plan
Do
Action
Check

We are working to improve environmental awareness among our subsidiaries by familiarizing them with the Marubeni Group Environment Policy, the necessity of compliance with environmental laws and appropriate measures for emergency plans, and supporting their implementation of EMS.

Implementation of Saving Energy and Resources, and Reducing Waste



Plan
Do
Action
Check

Marubeni is striving to conserve the environment and reduce its environmental impact by cutting down on the consumption of energy and resources as well as the amount of waste produced. This section discusses the results of our energy, resource, and waste reduction efforts by year. We stipulate that employees shut off power during lunch and when leaving, and that they turn off computers and other office equipment when not in use. We also sort and recycle cans, bottles, paper cups, recycled paper, newspapers and magazines, and other goods. We use office supplies that are environment-friendly, such as "Green Products."

Electricity Used (1000 kWh)



25,000
20,000
15,000
10,000
5,000
0
20,610
20,765
20,000
19,047
2003
2004
2005
2006

Water Used (m³)



200,000
150,000
100,000
50,000
0
160,866
166,411
160,051
151,638
2003
2004
2005
2006

Paper Purchased
(thousands of A4 sheets)



50,000
40,000
30,000
20,000
10,000
0
43,031
45,321
46,883
45,489
2003
2004
2005
2006

Amount of Waste Discharged (tons)



1,500
1,200
900
600
300
0
1,012
1,012
1,009
1,023
2003
2004
2005
2006

Recycling Rate (%)



70
60
50
40
30
20
10
0
62.6
60.6
60.8
60.8
2003
2004
2005
2006

Amount of Carbon Dioxide Discharged
(tons of CO_2)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,717
6,750
6,484
6,169
2003
2004
2005
2006

Green Product Purchase Rate (%)



80
70
60
50
40
30
20
10
0
52.2
57.3
70.3
71.8
2003
2004
2005
2006

Tokyo head office/Branch Companies (Osaka, Hokkaido, Nagoya, and Kyushu)/Branch offices (Shizuoka)
(For the Tokyo head office and Osaka/Nagoya branches, electricity, water, and waste are listed as values for all the buildings)

Education and Training

The Marubeni Group believes that providing continued environmental education to employees is highly important; therefore, we conduct the following education and training programs.

Environmental e-Learning Training Program

In 2006, we conducted an e-Learning Training Program, which was initially introduced in 2004. This program is designed to deepen the understanding of Marubeni's pro-environmental activities. The program covers topics from general environmental problems to the influence that our business activities may have on the environment. The rate of attendance for this program is 96.2% (as of March 2007).

New Employee Training Program

Our New Employee Training Program imparts education on environmental issues.

Environmental Officer Training Program

Practical training using the e-Learning Training Program is offered at the beginning of each term to the Environmental Officers in each division. This aims at improving the effectiveness of the EMS.

Internal Environmental Auditors Training

This program is meant to help train auditors in charge of internal environmental audits at subsidiaries.

ISO Environmental Assessor Training

Employees of the global environmental section, division environmental officers, and others required to undertake leading roles in the implementation and operation of the EMS need to learn a high level of specialized knowledge. These employees undergo Environmental Assessor Training offered by external training organizations.

Environmental Workshop

In October 2006, an Environmental Workshop was held in Marubeni's Tokyo head office, and was attended by about 130 people from Marubeni and the Marubeni Group Subsidiaries.

In the first segment, Marubeni Techno-Systems Corp's "Recycled Material Business", Marubeni Infotech Corp's "IT Equipment Reuse/Recycle Business" and Well Corporation's "Confidential Documents Recycling Business" were introduced. In the second segment, environment journalist Junko Edahiro gave a lecture on the topic "Companies that can and cannot survive in the environmental era". In her speech, she logically argued that in the twenty-first century, a company without consideration for the environment will collapse, even though its business decisions have been always based on economical feasibility.


Lecture by Ms. Junko Edahiro

Promotion of Environmental Businesses

For information on the status of our environmental businesses, please see pages 55–60 of this report.

Verification of Initiatives for the Environment

At Marubeni, we verify our environmental initiatives annually, and then initiate improvements in any areas of concern. We also use these evaluations in employee education and training to continually reduce the environmental impact associated with our business activities.

Self-Inspection and Auditing



Plan
Do
Action
Check

■Self-Inspection of the Status of Implementation

Under Marubeni Group's EMS, each section devises a plan for environmental conservation at the beginning of the term and performs a self-inspection of the status of its implementation semi-annually.

■Auditing

Marubeni Group's Director of Environmental Affairs appoints internal auditors who annually perform "Corporate Environmental Audits" for Marubeni's head offices, branches, and overseas corporate subsidiaries, as well as "Subsidiary Environmental Audits" for related subsidiary companies. For subsidiaries that have acquired ISO14001 certification, the relevant internal environmental auditing is performed once a year. We also undergo semi-annual assessment by Lloyd's Register Quality Assurance Limited (LRQA), an ISO14001 certification and registration organization. In fiscal 2006, the EMS was operated, implemented, and maintained without major issues under all of the aforementioned inspections, audits, and assessments.



Inspection of the Status of Implementation (Self-inspection)
Internal Environmental Auditing
● Corporate Environmental Audits
● Subsidiary Environmental Audits
● Internal Environmental Auditing inside Subsidiaries
External Auditing by the Third Party
Auditing by LRQA

Environment-Related Verification of Business Operations



Plan
Do
Action
Check

Organizations within the Marubeni Group that are not ISO14001 certified undergo an environment-related verification of business operations once a year. This consists of a self-inspection in areas including the environmental impact of their business operations, applicable environmental laws and regulations, countermeasures for emergencies, and the presence of environmental issues. These evaluations are intended to reduce the overall environmental impact of the Marubeni Group. The 2006 verification revealed no major environmental issues.

Status of Compliance with Environmental Laws and Regulations



Plan
Do
Action
Check

Each section of Marubeni performs periodic reviews of applicable laws and regulations. In cases such as the payment of re-commercialization contract fees to the Japan Containers and Packaging Recycling Association—in accordance with the Containers and Packaging Recycling Law—and other waste processing efforts, Marubeni Group's business activities comply with relevant environmental laws. In 2006, there were no incidents of violation of environmental laws or regulations by the Marubeni Group.

2006 Management Review


Plan
Do
Action
Check

In 2006, Marubeni Group's EMS was operated appropriately for most of the year. The areas cited in the 2005 Management Review had certainly been followed up. Notable developments include the quantification of environmental risks of domestic subsidiaries and ISO14001 certified overseas subsidiaries, and a review of the range of ISO application in the "Effective Environment Management Operation in accordance with environmental risk of each unit." Additionally, with regard to the "Enrichment of Environmental Education for Improved Environmental Awareness in the Marubeni Group", the expansion of education, which further advances environmental awareness, and the construction of an e-learning system, that leads to more effective EMS, were the notable achievements.

2007 Action Assignment

The President instructed us to continue our efforts by considering the following points:

- Effective ISO Operation in each unit of each division
- Adjustment of the ISO application range in accordance with environmental risk
- Further promotion of countermeasures against global warming in the Marubeni Group

From the Staff in Charge

"Environmental Management is our Must for our Company"

The role of the CSR & Global environment section in a general trading company must be difficult to understand. Our primary function is that of an ISO14001 operation office; we guide those subsidiaries that have not yet acquired ISO14001 in conducting business operations that have less impact on the environment. We also provide environment-related information on the latest environmental laws and regulations to the subsidiaries, irrespective of whether they are ISO14001 certified.


Fumiya Tanaka
CSR & Global Environment Section,
Corporate Communications Dept.

However, our fundamental and important role is to ensure that environmental considerations are sustained across the Marubeni Group. In order to achieve this, we manage the level of environmental impact and environmental risk and undertake field visits when necessary for certain proposals. For example, we visited the construction site of a planned condominium and a pig farm planned for purchase, to perform environmental evaluation.

We held the very first Environmental Workshop in 2006. We believe that those who do not have a chance to think of the "environment" in their daily work may now develop an interest in the subject and broaden their understanding through the workshop.

We are planning to organize another workshop in the future, in an effort to improve awareness among the employees in our Group.

Environmental Accounting

Environmental accounting is a means for Marubeni to evaluate the costs of environmental conservation related to the Group's environmental measures and the effects of those conservation measures. When calculating the cost of environmental conservation, we use our own classification system to categorize the Group's environmental measures.

The Costs and Effects of Environmental Conservation in 2006

The costs and effects of the environmental conservation measures undertaken by our Tokyo head office, four branch companies (Hokkaido, Nagoya, Osaka, Kyushu), and one branch office (Shizuoka) for fiscal 2006 (April 2006–March 2007) are as follows:

(Units: Thousands of Yen)

Environmental Preservation Costs	Fiscal 2006	Effects
System Maintenance Costs		■Thorough implementation of environmental consideration during project development (see p. 49) ■Expansion of initiatives with vendors who consider the environment (see p. 49) ■Promotion of environmental consideration by subsidiaries (see p. 50) ■Promotion of environmental businesses (see p. 55 to 60) ■Self-inspection and auditing (see p. 52) ■Education and training (see p. 51) ■Environment-related verification of business operations (see p. 52)
Wages of environmental management organization personnel	223,660	
Verification, maintenance, and expansion of EMS (including subsidiary companies)	8,738	
Audit/assessment-related costs	3,260	
Environmental education/training (including subsidiary companies)	3,082	
Research and study	865	
Total	239,605	
Energy Conservation, Resource Conservation, and Greenery Costs		■Implementation of energy, resource, and waste reduction (see p. 50)
Investments in environmental facilities	214,484	
Maintenance of greenery and environmental facilities	49,524	
Waste disposal costs	33,193	
Total	297,201	
Cost of Complying with Laws and Regulations		■Status of compliance with environmental laws (see p. 52)
Package and Container Recycling Law-related costs	6,755	
Environmental studies including environmental assessments	1,923,051	
Contribution to the industry's environmental activities	8,330	
Total	1,938,136	
Social Activity Costs		■CSR Report and CSR Report Digest publication (see p. 62)
CSR Report publication	18,245	
Environmental advertising costs	1,515	
Environmental research group activities	1,948	
Total	21,708	
Social Contribution Costs		
Donations to and membership in environmental NGOs	4,181	
Total	4,181	
Total	**2,500,831**	

Reference For reference, the following are Marubeni's environmental conservation costs categorized according to the "Environmental Accounting Guidelines, 2005" published by the Ministry of Environment in February 2006.

(Units: Thousands of Yen)

Category		Fiscal 2006
Business Area Cost	Environmental conservation cost to control environmental impacts that result from key business operations within the business area	287,533
Upstream/downstream cost	Environmental conservation cost to control environmental impacts that result from key business operations upstream or downstream	15,085
Administration cost	Environmental conservation cost stemming from administrative activities	2,162,656
R&D cost	Environmental conservation cost stemming from R&D activities	0
Social activity cost	Environmental conservation cost stemming from social activities	35,557
Environmental remediation cost	Cost incurred when dealing with environmental degradation	0
	Total	2,500,831

Marubeni's Environmental Businesses that Reduce Environmental Impact

Realizing the importance of the global environment helps create new types of environmental business projects. Some of those projects need qualitative evaluation over a long period. Marubeni, as a general trading company, takes on global environmental issues in a variety of fields—such as raw materials, products, and energy—to contribute to the realization of a sustainable society.

Promotion of Environmental Businesses

For a long time, Marubeni has been involved in a range of businesses related to the environment, such as recycling and developing new sources of energy. These businesses help reduce energy consumption and the material load placed on the environment, create new environment-friendly products, and develop clean sources of energy that produce fewer toxic wastes and emit less CO_2. To further promote these environmental businesses at a company-wide level, Marubeni established the Environmental Business Promotion Committee in April 2004. This committee pursues business opportunities from the medium to long-run point of view, forms sub-committees for each business type to create new environmental business models, supports and advances cooperation and joint work among sales divisions, and works to advance the discovery and development of environment-friendly projects. The Marubeni Group will continue to promote such activities and work toward the creation of a sustainable society.


Re-use of Resources
Reduction of Environmental Impact
Cleaning
Recycling, Waste Reuse Businesses
CO2 Reduction Friendly Products through Reforestation
Company/People
Development of Environment-Friendly Products
Development of Clean, Environmentally Sustainable Energy
CO2
Prevention of Global Warming
Waste

The Relationship between Marubeni and the Environment

Environmental Business Promotion Committee Organization Chart

Environmental Business Promotion Committee

Chairperson (Fumihiko Wada, Corporate Senior Vice President)

Office: Regional Strategy and Coordination Department

"New Energy/New Technology/New Field" Subcommittee

Major Projects

- Biomass Ethanol
- Biodiesel Fuel (BDF)
- Hydrogen Business (Fuel Cells)
- ECO Business (Energy Savings)
- Wind Power/Solar Power Generation
- New Energy Technology

"Environment Recycle" Subcommittee

Major Projects

- Waste Paper
- PET Bottle
- End-of-life vehicles (ELVs) (Iron Scrap)
- Apparel (Uniforms)
- Raw Garbage

"CO_2 Emissions Credit" Conference

Major Projects

- Emissions Trade (ET)
- Joint Implementation (JI)
- Clean Development Mechanism (CDM)
- Afforestation Business
- Consulting
- Funding

High Efficiency, Clean, and Environment-Friendly Fuel Cells

Last year, Marubeni delivered a molten carbonate fuel cell (MCFC) to Sharp Corporation's Kameyama Plant. This MCFC was developed by Fuel Cell Energy, Inc. Four units of the 250 kW unit are currently operating in the Kameyama Plant, generating a total of 1,000 kWh. This is the largest plant in Japan.

Fuel Cell Energy, Inc., is the leading manufacturer of MCFCs. This fuel cell has some distinctive features that other dispersed power systems do not offer. To elaborate, it has high power-generation efficiency and produces a low level of noise; it generates power using a variety of fuels including city gas, natural gas, and biogas from kitchen garbage, as well as from wastewater treatment in sewage-treatment plants and food factories. Since it hardly emits NOx, SOx, or ash dust, it cannot be cited under the Clean Air Act; in addition, this fuel cell does not require 24-hour monitoring.

Marubeni entered a collaborative deal with Fuel Cell Energy, Inc., in 2001 and acquired exclusive sales rights in Japan, other Asian countries, and Australia. Currently, in Japan, this fuel cell has been adopted at nine locations including the Kameyama Plant, and a total of 13 units are in operation.


Fuel-cell generating equipment that uses city gas

The Kameyama Plant is the first "Super Green Factory," the culmination of environmental conservation technologies that Sharp Corporation has accumulated thus far. It adopted the MCFC as a part of its efforts to ultimately reduce the environmental impact. All the power generated is used for production within the plant, and waste heat from the power generation is recovered as steam. This annually reduces CO_2 emissions by 3,000 tons as compared with the previous case in which power was purchased. MCFCs can generate power during the night and on rainy days, and thus, a hybrid system with solar power generation enables a stable supply of electric power.

With advancements in the prevention of global warming, the adoption of fuel cells will be more common.

Fuel Cell Japan Co. Ltd, wholly funded by Marubeni, sells and maintains fuel cells, and is planning to promote its fuel cell business in the future. As the world needs to prevent global warning, the role of fuel cell power generation will be more significant, and it will contribute significantly to CO_2 reduction.


Fuel cells (250 kW x 4) installed in Sharp's Kameyama Plant

Solar Power Generation

Marubeni initiated a solar power generation project in 1997. Solar power generation does not require burning fossil fuels. Thus, except for production and disposal, this can reduce emissions of CO_2, SOx, and NOx, which are causes for global warming. Installing a solar power generation system of 10 kW can generate approximately 10,000 kWh per year. This saves approximately 2,430 liters of crude oil.

Marubeni owns a solar cell module manufacturing plant, and we develop and sell its products. In Japan, Sharp, Kyocera, and Mitsubishi Heavy Industries adopted our plants, and they are presently in operation. We have a large share in China, also.

Due to the Kyoto Protocol and the rise in environmental awareness, the government subsidies for solar batteries increased around the world, leading to an expansion of the market.


Manufacturing Line for the Solar Power Generation Panels

For companies developing next-generation solar batteries, which use less solar semi-conductor material, we, as a partner, plan to develop and sell devices and materials. We will also be involved in a joint research and development project.

Wind Power Generation

Marubeni owns and operates 70,000 kW and 200,000 kW of wind power generation facilities in the domestic and overseas spheres, respectively. Wind power generation is one of the new energy/recyclable energy projects. In 2006, we integrated domestic and overseas wind power generation projects into a special business unit in order to expand this business; in addition, we proactively sought overseas business opportunities.

The Minami-Kyushu Wind Power Corporation, whose largest stockholder is Marubeni, has two generation facilities in Minami Oosumi, Kagoshima Prefecture: commercial operations began at the Nejime Power Generation Facility in March 2003 and at the Sata Power Generation Facility in March 2004. Together, they make the Minami Oosumi Wind Farm the largest power generation facility in Western Japan.

Combined, the two power generation facilities have twenty 1,300 kW generators, and they are expected to generate approximately 46.5 million kWh of electricity each year, which is equivalent to the amount of electricity consumed by 13,000 average households. Furthermore, they will provide all electricity and all new energy to the Kyushu Electric Power Company for the first 15 years of their commercial operation.


Minami Oosumi Wind Farm

The domestic wind power generation facilities in which Marubeni has been involved are also located in Nishiuwa-gun, Ehime Prefecture, which began commercial operations in March 2007, as well as in Shimamaki and Wakkanai in Hokkaido Prefecture and Nagato in Yamaguchi Prefecture. Their total power generation capacity is approximately 70,000 kW.

Wind power generation can reduce energy resources as well as environmental impact. This encourages Marubeni to focus on recyclable energy development in domestic and overseas locations.

Energy Management Project with CIMX Corporation



The Daiei Shin-Matsudo Store is equipped with the Esp Dragon.

Marubeni and CIMX Corporation are working together on an energy management project for Daiei stores. CIMX's "Diet Energy System" can measure power consumption in real time to reduce wasteful power consumption. "Esp Dragon," the power-consumption-measuring device installed in the distribution board inside a Daiei store, automatically collects and analyzes the consumption data for each system—lighting, air conditioning, freezers, etc. It differentiates between useful and wasteful usage. For wasteful usage, CIMX proposes possible measures for power saving and helps in their implementation.

This project enables cost reduction by power saving while contributing to environmental preservation, such as the prevention of global warming.

Full-Scale Entry into the Energy Service Business in the US



Whitefield wood biomass power generation facility

Marubeni acquired a distributed-form energy supply facility (direct supply of electrical power to commercial buildings and factories) and wood biomass power generation facility in the US. We are the first Japanese corporation to enter the energy supply business utilizing a distributed-form energy supply facility.

The capacity is 67,000 kW, and we plan to increase it to more than 120,000 kW in three years. We will also add more power generating options with renewable energy. Marubeni owns 13 million kW worth of power generating capacity, including one million kW of renewable energy power generation; we are confident of fully utilizing our experience and know-how in this business field for future growth.

Mibugawa Power Generation Plant: A Small Hydraulic Power Generation Plant



Mibugawa Power Generation Plant (Ina city, Nagano)

In September 2006, Mibugawa Power Company started operation of Mibugawa's 3rd Power Generation Plant that has a capacity of 260 kW. This plant was awarded the "Eco-Action 21" certificate by the Ministry of Environment in 2005. Eco-Action 21 recognizes environmental activities. It was the first single power generation plant in the nation to acquire such a certificate. Mibugawa Plant has been initiating innovative environmental activities.

This plant has acquired an RPS certificate, and the power it generates ensures "environmental value"; the result is an annual reduction of 900 tons of CO_2. The water used for generation in this plant is used as a coolant for the 1st Plant, and this helps achieve a power saving of 400,000 kWh (approximately), equivalent to the power consumed for pumping up coolant in the past.

We will continue to contribute to stable power supply through environment-oriented business activities.

Emissions Credit Business

Start of the Wind Power Generation Project in South Korea and the HFC-23 Decomposition Project in China



Wind power generation project awarded the UN certificate in March 2006

Marubeni's emissions credit business team belongs to the business development department. As the core of our emissions credit business, this team works along with the plant, ship, and infrastructure projects division, power projects division, energy division, metals and mineral resources division, transportation and industrial machinery division, and chemicals division.

The Kyoto Protocol defines three tools for emissions trading (ET): (i) ET, which allows a country to trade its allotted emissions credit; (ii) Clean Development Mechanism (CDM) in which developed countries support emission-reducing projects in developing countries and acquire emissions credit in return according to the reduction volume; and (iii) Joint Implementation (JI), which allows developed countries to implement emission-reducing projects in order to mutually trade emissions credit.

Marubeni's projects (CDM/JI) focus on China, South Korea, Russia, Ukraine, and the Philippines. Some of those projects are already in full operation. One example is our investment in a South Korean wind power generation business. In this plant, we took charge of the CDM development project for wind power generation in Gangwon, South Korea. This project acquired UN certification in March 2006 and began operation in November 2006.

Another project is the HFC-23 Decomposition Project in China, which began CFC decomposition in August 2006. In this project, a total of 3.5 million tons of Certified Emission Reductions (CER), CDM-based credit, was issued by the UN by April 2007.

Furthermore, in April 2007, Marubeni was awarded two million tons of emissions credit for the Kyoto Mechanisms Credit Acquisition Programme run by the Japanese government. This project has been implemented by the independent administrative agency of the New Technology and Renewable Energy Department commissioned by the Japanese government.

Marubeni has been promoting CDM/JI projects such as CFC decomposition, nitrous oxide decomposition, hydraulic power generation, wind power generation, and waste heat recovery, through which we have already obtained 60 million tons of emissions credit.

We are also proactively involved in methane gas reduction by sponsoring a "Methane to Markets Partnership" held in Beijing, China, in the fall of 2007. This event is hosted by Methane to Markets, an alliance of 19 countries including the US, Australia, and China.

Marubeni takes advantage of the organizing ability of a general trading company in order to thoroughly cover planning, development, investment, certification/sale of credit, consulting, and risk management. We will continue to proactively promote environmental business, including emissions credit generation, through which we can help tackle the issue of global warming in the future.



CFC decomposition plant in China

Recycle

Uniform Rental

Marubeni's utility apparel department and Marubeni Mates, Ltd., focus on company uniforms. Daily hiring and employee changes imply constant uniform distribution and collection. A unified system for uniform management that reduces unnecessary purchases, and effectively reuses existing assets, was established. The fabric used in the uniforms is made from recycled materials, and when finally disposed, the uniforms can be recycled into an iron oxide reduction agent used in the iron-making process. One of the key factors in recycling is an expansion of the number of users. This project is steadily encouraging the cycle of Reduce-Reuse-Recycle, in cooperation with the other departments and the branch offices. This effort received recognition in the form of the "Internal Cooperation Award" in the Marubeni Group in 2006.



Packing uniforms

PC Recycling Business



External inspection and repair

Recently, illegal dumping and data leakage from PCs have become social problems. Marubeni Infotech Corp. is promoting the reuse and recycling of PCs for the private sector and government offices. In our REUSE activity, we collect used PCs from businesses and individuals, delete data from them, and clean them. The PCs are then inspected for shipping and checked for failed operation before their sale in the used-PC market. When a PC is not qualified as a used PC product, it is dismantled, and the parts may be reused. In the RECYCLE activity, used PCs are disassembled and separated into metals and plastics to be reused as raw materials. We utilize used PCs instead of disposing them, to achieve environmental conservation and a recycle-based society.

Confidential Document Collection Business by Well Corporation

Marubeni, as a general trading company, owns several companies in the forest products industry. They are afforestation subsidiaries, pulp factories, paper producers, paper sales, and waste paper recycling subsidiaries. Well Corporation, of which Marubeni Paper Recycle Co. Ltd. is one of the main shareholders, enables the recycling of confidential documents, which had been considered a very difficult task. Confidential documents are collected in special boxes and shredded using the latest processing equipment under the highest security. The shredded paper is pressed and immediately processed by Marubeni Group's paper producer, Koa Kogyo, maintaining security. We like to strengthen such activities in which our group's integrated capacity is fully utilized.


Confidential documents processing course
Collection of confidential documents
Sale of recycled products
Paper production
Pulp factory
Ordinary waste paper processing course
Collection of ordinary waste paper
Transportation to yard/Management
A special collection vehicle collects newspapers, magazines, photocopy paper, and other waste paper from offices.
Complete dissolution within 36 hours of pressing
Press
Shredding
Pressing transport

Communication Tools

The Marubeni Group has contacts with various societies all over the world. We have diversified our stakeholders and are aware that it is very important for us to inform them of our corporate activities and our involvement in these societies.
For this reason, we use various communication tools to provide information about the Marubeni Group on a timely basis and in an appropriate manner.

Communication with Shareholders

■Substantiated General Shareholders Meetings and Delivery of Video Reports

We believe that general shareholders' meetings are the most important platform for communication. Therefore, we are making efforts to make the meetings as open as possible. For example, we hold the meetings on a date other than at the end of June when most other companies hold their general shareholders meetings, enabling a maximum number of shareholders to attend our general shareholders' meeting. For those who cannot attend the meeting and wish to exercise their votes, we offer an electronic voting service. We provide information about the reporting sessions at the meetings through video recordings; we also include a summary of the Q&A sessions at the meetings and an English-language notice of the meeting on our web site.

We have changed the venue of the meeting to Tokyo since June 2006.



第82回 定時株主総会

Delivery of general shareholders meeting reports by video

■Publication of the Annual Report

We issue our Annual Report in (Japanese, and English), as well as a company outline in Chinese. This is so that we can report to our shareholders and investors in Japan and abroad about the direction of business management in the Marubeni Group, strategies and strengths of each sales division, corporate activities overseas, etc.

The Annual Report contains simple explanations accompanied by pictures and illustrations, and is available on our web site.

http://www.marubeni.com/ir/annual_report.html



From
Recovery
to
a
New
Launch

"Annual Report 2006"

■Development of IR Tools

We believe that IT tools are important to us to communicate with each of our shareholders, and we are constantly improving the quality of such tools.

The radical visual overhaul of the page containing information about Investor Relations (IR) on our web site was completed in April 2006.

http://www.marubeni.com/ir/index.html

The Shareholder Report "Marubeni" offered to all the shareholders twice a year has now reached its 102nd Issue. The content of the report includes not only our account settlement reports but also friendly articles from diversified fields such as a "Country Essay" and "World Food Table," which are contributed by our employees stationed abroad, as well as information about products dealt with by the Marubeni Group. We are making efforts to enrich the content of the report.



まるべに

Shareholder Report "Marubeni"



Investor Relations

IR information web page

CSR Report 2006 Digest


Marubeni
CSR Report
2006 Digest

CSR-related Communication

■Publication of the CSR Report

Until fiscal 2003, we followed the practice of issuing an "Environment Report" chronicling our efforts toward a better environment. From fiscal 2004, we began to issue the "CSR Report," reporting our efforts from much broader perspectives, including social and economic elements.

In fiscal 2006, we also began publishing the CSR Report Digest, a summary of the details contained in the CSR Report. We are committed to ensuring that more and more of our stakeholders are able to view our CSR information.


Marubeni
CSR Report
2005

CSR Report 2005


Marubeni
CSR Report
2006

CSR Report 2006

■CSR Web Page Revamped

We are making efforts to communicate our CSR efforts to as many people as possible by disclosing, through our web site, such information as our Company Doctrine, including the Company Creed, as well as the "Compliance Manual" information about general shareholders' meetings, securities reports, corporate financial information, and recruitment information.

We revamped our "CSR Initiatives" web page in September 2006. We have made available a downloadable version of the "CSR Report" (in Japanese and English), and have created new pages on corporate governance, compliance, human rights/employment, social contributions, and the environment, to help visitors increase their understanding of the current and future status of our CSR activities.

The web site accepts visitors' inquiries by e-mail to enable us to communicate with our stakeholders through the Internet.

http://www.marubeni.com/csr/index.html


Our Company
Our Business
Investor Relations
CSR

Disclosing CSR-related information on the Marubeni web page

■Corporate Public Relations Activities

We have engaged in corporate public relations activities using such media as newspapers and magazines to visually inform our stakeholders of our CSR-related activities.

In the latter half of fiscal 2006, our corporate public relations advertisement was aired on commercial terrestrial and satellite TV stations. We have also created a corporate introductory DVD to present our corporate activities as a general trading company. The DVD is being used for sales activities and at exhibitions and trade shows.


Marubeni
Marubeni on the Globe

Corporate introduction DVD

Both the TV advertisement and the DVD, "Introducing Marubeni through Images," are available for download on our web page.

http://www.marubeni.com/company/ad.html

Catch phrases using the company's name as a motif have been serialized and used for advertisements for a long time; some examples are "Marubeni for People" "Marubeni for the Earth" and "Marubeni for Nature". We are making efforts using various means to inform and increase the understanding of our corporate efforts by as many people as possible.


O紅。

Serialized advertisements using the company's name as a motif

Economic Performance

We are currently working on the two-year midterm "'G' PLAN" that began in fiscal 2006. In the initial part of this year, we have made great progress toward all our numerical goals, and have revised our record income for four consecutive terms.

Summary of Performance for FY 2006

Consolidated net income stood at 119.3 billion yen, revising the record income for four consecutive terms, surpassing the 100 billion yen mark for the first time in the history of the Marubeni Group. Due to the achievement of the numerical goal of 220 billion yen in the two-year midterm management "'G' PLAN" that began in 2006, we have progressed by a robust 54% in fiscal 2006. Through the implementation of new investments and loans of about 300 billion yen in this term, mainly in such strategic fields as energy/resources, foreign IPP, and food distribution, and through the promotion of asset replacement for better efficiency, total assets reached 4,873.3 billion yen for the current term, resulting in an ROA of 2.52% (an increase of 0.84 points from the previous term), thus successfully increasing revenue along with achieving better efficiency. In financial terms, as a result of increasing shareholders' equity by raising the consolidated net income while reducing the interest-bearing debt, the consolidated net D/E ratio for the term increased 2.47-fold (up 0.36 points from the previous term); this satisfied the scope of both revenue expansion and revenue stability envisioned by the numerical target of the "'G' PLAN," thus maintaining the balance of "offense" and "defense."

	FY 2006	FY 2005
Consolidated total volume of trading transactions	9,554.9 billion yen	8,686.5 billion yen
Consolidated gross trading profit	531.2 billion yen	502 billion yen
Consolidated net income	119.3 billion yen	73.8 billion yen
Total assets	4,873.3 billion yen	4,587.1 billion yen
Consolidated net interest-bearing debt	1,843.4 billion yen	1,876.4 billion yen
Consolidated shareholders' equity	745.5 billion yen	663.8 billion yen
ROA	2.52%	1.68%
ROE	16.94%	13.33%
Net D/E ratio	2.47-fold	2.83-fold
Per 100 shares		
Basic net income (loss)	7,241 yen	4,834 yen
Potential adjusted net income (loss)	6,885 yen	4,046 yen
Dividend	1,000 yen	700 yen
No. of employees (consolidated)	28,442	27,377
No. of employees (unconsolidated)	3,677	3,562


Transition of consolidated total volume of trading transactions
(Units: 100 million yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
87,933
79,056
79,394
86,865
95,549
2002
2003
2004
2005
2006


Transition of consolidated gross trading profit
(Units: 100 million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
4,246
4,095
4,361
5,020
5,312
2002
2003
2004
2005
2006


Transition of consolidated net income (Units: 100 million yen)
1200
1000
800
600
400
200
0
303
346
412
738
1,193
2002
2003
2004
2005
2006


Consolidated net interest-bearing debt (Units: 100 million yen)
24,000
20,000
16,000
12,000
8,000
4,000
0
22,641
19,693
18,239
18,764
18,434
2002
2003
2004
2005
2006


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,601
3,930
4,432
6,638
7,455
2002
2003
2004
2005
2006
Consolidated shareholders' equity (Units: 100 million yen)


12
10
8
6
4
2
0
8.7
5.01
4.12
2.83
2.47
2002
2003
2004
2005
2006
Net D/E ratio (Units: 100 million yen)


Other regions 215.2 billion yen
Asia and Pacific 700.7 billion yen
Europe 420.5 billion yen
North America
1,091.1 billion yen
Japan
7,127.5 billion yen
Consolidated total volume of trading transactions by region


Iron & Steel 800 million yen
Overseas Branches & Offices and Overseas Corporate Subsidiaries 985.4 billion yen
Finance/Logistics/New Business
39.7 billion yen
Agri-Marine Products
1,046.8 billion yen
Development and Construction
167.2 billion yen
Textiles 373.3
billion yen
Information and Communication
222.3 billion yen
Forest Products and General Merchandise
825.9 billion yen
Plant, Ship, and Infrastructure Projects 678 billion yen
Power Projects 272.8 billion yen
Chemicals
817.9 billion yen
Transportation and Industrial Machinery
607.2 billion yen
Metals and Mineral Resources
933.1 billion yen
Energy
2,417 billion yen
Consolidated total volume of trading transactions by operating segment

Significance of and Important Issues in IR Activity: Building up a reliable relationship through dialogue with the market; the keyword is "interaction"

IR is an activity that is undertaken by a company to receive proper evaluation from its investors. We lay emphasis on the following two roles and functions of our IR activity:

1. To provide company information to the market on a timely basis and in a fair manner, so that an appropriate share price reflecting the true corporate value can be formed in the market.
2. To transfer feedback, comments, and requests about Marubeni from the market to the Marubeni management team for better general corporate management.

What is important in terms of IR activity is to understand the reactions of investors and the market (who are the recipients of the information), instead of merely providing information unilaterally, and to reflect on them in corporate management. Such an interactive approach will help reinforce our reliable relationship with investors and help the investors evaluate us fairly. By aggressively disclosing information, we believe that we can increase management transparency and enhance corporate governance.

In particular, we are making constant efforts to improve our IR tools for information disclosure. We have set up an IR page on our web site to display account-settlement-related documents both in Japanese and English on the release date of account reports. On the web page, we also present details of account settlements through video recordings and a summary of Q&A sessions.

Realizing that it is important for top corporate management to get involved in IR activities to provide a true picture of the company to investors, we hold annual account settlement reporting sessions (yearly and half-yearly reports) and meetings with institutional investors in Japan and abroad.

We are making efforts to visually report general shareholders meetings and to provide information about the meetings using professional narrators, for the benefit of the listeners. Such information will be presented on our web page in the near future. To ensure shareholder convenience, we also allow them to exercise their voting rights by electronic means.

The IR activity by Marubeni presents a true picture of the company, not only to stock investors, but also to a broad range of stakeholders, including securities investors, financial institutions, rating agencies, and corporate customers.

Progress Status on the Mid-Term Management "'G' PLAN"

The implementation status, numerical goals, and progress status of the two-year midterm management plan are reported through charts and tables.

Leaping Forward

The "'G' PLAN" aims to build a strong "defense" system by further reinforcing the management system, and to build a strong "offense" system by expanding business areas, by enhancing and diversifying trading company functions to be provided to customers, and by aggressively investing in strategic fields. Through defense and offense, the "'G' PLAN" aims to achieve sustainable growth for the Marubeni Group.

In particular, the plan aims to achieve its numerical goals by implementing management strategies (actions) based on the following management policies:

■ Management policies and management strategies (actions)

Management Policy

- The Group with a solid "win-win" customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.
- The Group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation.
- The Group with stable revenue base, by piling up prime assets and pursuit of efficiency.

Business Strategy — Measures

- Prioritizing allocation of management resources into strategic fields
- Reinforcement of Portfolio Management
- Reinforcement of Risk Management
- Application and development of Human Resource
- Enhancing CSR and Internal Control
- Pursuing comprehensive strength with cross divisional function

■ Numerical goals

Revenue	Consolidated net income	220 billion yen in 2 years
	Risk/Return	Over 10%
	ROA	Over 2%
Stability	Shareholders' equity	820 billion yen
	Risk assets	About 750 billion yen
	Consolidated net D/E ratio	Almost 2-fold increase
Size	Total assets	5 trillion yen
New investments and loans	Amount of investments and loans	500 to 600 billion yen in the 2-year period

Net income

Account settlement for FY 2006
- ✓Sharp increase in revenue by 62% from the previous year
- ✓The 100 billion yen mark achieved for the first time in the company's history



"A" PLAN
"V" PLAN
"G" PLAN
(100 million yen)
1,400
1,200
1,000
800
600
400
200
0
Consolidated net income
Estimate at the beginning of the term
The final deficit after restructuring −1,164
303
346
412
738
+45.5 billion yen 62% up
1,193
1,350
Estimate at the beginning of the term (300)
Estimate at the beginning of the term (330)
Estimate at the beginning of the term (370)
Estimate at the beginning of the term (600)
Estimate at the beginning of the term (1,000)
Initial estimate in the "G" PLAN (1,200)
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004
Fiscal 2005
Fiscal 2006
Estimate for FY 2007

Shareholders' equity and Net D/E ratio



(100 million yen)
"A" PLAN
"V" PLAN
"G" PLAN
(Fold)
10.3-fold
8.7-fold
5.01-fold
4.12-fold
2.83-fold
2.47-fold
2,639
2,601
3,930
4,432
6,638
7,455
Shareholders' equity
March 2002
March 2003
March 2004
March 2005
March 2006
March 2007

	March 2002	March 2003	March 2004	March 2005	March 2006	March 2007
□ Shareholders' equity (100 million yen)	2,639	2,601	3,930	4,432	6,638	7,455
Net interest-bearing debt (100 million yen)	27,129	22,641	19,693	18,239	18,764	18,434
◇ Net D/E ratio	10.3	8.7	5.01	4.12	2.83	2.47

Shareholders' equity and net risk asset


(100 million yen)
"A" PLAN
"V" PLAN
"G" PLAN
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Net risk asset
Shareholders' equity
6,527
6,459
6,256
5,847
5,726
6,425
2,639
2,601
3,930
4,432
6,638
7,455
March 2002
March 2003
March 2004
March 2005
March 2006
March 2007

	March 2002	March 2003	March 2004	March 2005	March 2006	March 2007
□Shareholders' equity (100 million yen) a	2,639	2,601	3,930	4,432	6,638	7,455
□Net risk asset (100 million yen) b	6,527	6,459	6,256	5,847	5,726	6,425
a − b	− 3,888	− 3,858	− 2,326	− 1,415	912	1,030

Promoting CSR-centered management

We implement CSR-centered management by maintaining a balance between “offense” and “defense” for sustainable growth.

Achieving Sustainable Growth by Promoting CSR-Centered Management


Trust and faith of customers
Working environments for and treatment of employees
Improved corporate value from the shareholders' viewpoint
Social contribution and coexistence and co-prosperity with nature
Pursuing the interests and satisfaction of each stakeholder of the Marubeni Group
Coexistence and co-prosperity
Society
Fairness
Environment
Economy
Laws, Regulations, Culture, Conventions, and Ethics
Balance
Intensive efforts for sound corporate management activities
● Enhanced compliance system
● Development of human resources
● Enhanced internal governance
▶ Securing reliability of financial statements
▶ Promoting business efficiency
+
Promoting the coexistence and co-prosperity of society and the environment
● Promoting activities to contribute to society
● Contributing to the protection of the global environment

A Third-Party Opinion on the CSR Report 2007

Junichi Mizuo, Ph.D.

COE Professor, Tokyo Institute of Technology
Professor, Graduate School, Surugadai University

President, Institute of Economics at Surugadai University, Doctorate in Business Management, Director, Nippon Academy of Management Education Director, Japan Society for Business Ethics Study. Books: "Improving Management through CSR" (published by Toyo Keizai Inc.), "Management Ethics for Self-Governance" (published by Chikura Publishing Company), and others.



The Marubeni Group (hereafter, "Marubeni") is currently working on the mid-term management "G PLAN." The management strategies include the promotion of "CSR-centered management" by maintaining the balance between "defense" and "offense" and by focusing on co-existence and co-prosperity between society and the environment with the aim of sound corporate management. The major points of the CSR Report 2007 include the aggressive disclosure of information concerning the fact that Marubeni's CSR was based on its core business fields such as environment and energy, and the fact that Marubeni enhanced the reporting of human resources development and other relevant activities with emphasis on "human resources" as the biggest asset to promote CSR. My comments on these points are as follows:

Highly evaluated points

1. Appropriate disclosure of information about the corporate governance system, which is the core of "defensive CSR"

According to the basic policy of internal governance, decided in June 2006, Marubeni is aggressively working on corporate governance and compliance activities. These activities will help establish a firm foundation on which to further promote the mid-term management G PLAN. This will also function as the starting point for future "offensive CSR" activities by sharing the "defensive CSR" activities among stakeholders, including employees at Marubeni.

2. Aggressive information disclosure on "Marubeni-style offensive CSR" activities by taking advantage of the strength of the general trading company

With the advent of global warming, efforts to promote global environmental protection are becoming increasingly important for companies. Taking advantage of its strength as an international general trading company, Marubeni is working on developing new and alternative energy resources such as biomass fuels, and is involved in the emissions credit business in order to reduce the emission of greenhouse gases. This year's report substantially discloses Marubeni's efforts in "offensive CSR" activities as a pioneer in future-generation energy resources with a focus on the value chain.

3. Aggressive information disclosure on "offensive CSR" activities for the overall development of employees, and "offensive CSR" activities to be promoted with the help of the employees

This year's report substantially discloses Marubeni's basic principles for human resources, such as employees' overall development and respect for human rights at Marubeni, which has a global network. The report reveals that this development, in turn, helps improve employee quality with regard to performing various social contribution activities, resulting in increased contributions to Marubeni's versatile CSR activities.

Points for future improvement

1. Further CSR promotion activities: Sponsoring the "Energy/Earth Environment" forum

I would recommend that Marubeni work on CSR activities that are closely linked to society, such as sponsoring forums for citizens by using Marubeni's knowledge and expertise on the development of alternative and new energy resources and on the emissions credit business. Such activities will help publicize the President's message: "Each one of us should have affection for the earth and nature." This will help Marubeni make the public aware of its activities in order to gain public understanding and trust.

2. Stakeholders' engagement

I hope that Marubeni will collect important opinions about the CSR Report 2007 from its stakeholders through questionnaires and surveys, and discloses information, including the resulting improvements, in the subsequent report.

Dialog with stakeholders is a very effective means of obtaining dynamic opinions about CSR activities. In particular, dialogs with employees who are the driving force of Marubeni's CSR activities will help increase their morale and will lead to offensive CSR activities in the future. These activities will help establish the management cycle of "Plan (plan)," "Do (implement)," "Check (evaluate)," and "Act (review)" for CSR activities, which will result in "joint advancement" wherein CSR activities are advanced along with society.

Response to the Third Party Opinion

by Mamoru Sekiyama, Executive Corporate Officer, Corporate Social Responsibility; Chairman of the CSR Committee; Corporate Executive Vice President, Member of the Board:

Thank you very much for your valuable feedback.

Considering your comment you have given us in fiscal 2006, encouraging "more reports on integrated CSR activities with vendors and investments", we have started researching some of our products. As for the "employee development and support activities", we made efforts in improving the working environment for employees, in accordance with the Work-Life Balance Plan implemented in 2006. Introduction of the "leave system for employees with a spouse working overseas" is one example of this. We will continue to study the feasibility of setting specific numerical targets such as the usage rate for each system.

Regarding the "CSR promotion activities", which you have proposed this year as a meathod to making future improvements, we are currently making efforts in gaining trust and understanding from our stakeholders by offering information through news releases and other media. We will continue to encourage CSR promotion activities by, for example, actively participating in forums about the environment sponsored by the media and research institutes. As for "stakeholders' engagement", since employees are in the center of promoting CSR activities, our first goal is to provide meetings with them considering CSR matters.

Corporate Data

Marubeni is taking advantage of its global network; it has 128 branches and offices in 72 countries. Marubeni handles a variety of goods and services and finances and invests in company projects and businesses.

Corporate Data

As of March 31, 2007 (with the exception of * as of April 1, 2007)

Company Name: Marubeni Corporation

Founded: May 1858

Incorporated: December 1, 1949

Paid-in Capital: 262, 686, 000,000 yen

Number of Shareholders: 133,343

Number of Shares Issued and Outstanding: 1,734,916,816

Number of Employees: 3,677 (excluding the 1,646 local employees in overseas branch companies and subsidiaries)

Number of Domestic Offices *: 11

Number of Overseas Branches, Offices, and Subsidiaries *: 117 locations in 71 countries
(comprising 53 overseas offices and 23 overseas subsidiaries with 64 offices)

History

May	1858:	Founded Marubeni
January	1872:	Established "Benichu" in Motomachi, Osaka
March	1921:	Established Marubeni Shoten Ltd.
September	1941:	Established Sanko Kabushiki Kaisha Ltd., with the merger of Marubeni Shoten Ltd., C. Ito & Co., Ltd., and Kishimoto Shoten Ltd.
September	1944:	Established Daiken Co., Ltd. with the merger of Sanko Kabushiki Kaisha Ltd., Daido Boeki Kaisha Ltd., and Kureha Cotton Spinning Co., Ltd.
December	1949:	Established Marubeni Co., Ltd.
September	1955:	Changed the trade name to Marubeni-Iida Co., Ltd. with the merger of Marubeni Co., Ltd., and Takashimaya-Iida & Co., Ltd.
April	1966:	Merged with Totsu Co., Ltd.
January	1972:	Changed the trade name to Marubeni Corporation
January	1973:	Merged with Nanyo Bussan Co., Ltd.
October	2001:	Established C. Ito-Marubeni Steel Co., Ltd. with the merger of C. Ito & Co., Ltd. and the Steel Product Division

Organizational Chart


General Meeting of Shareholders
Board of Directors
President
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Department
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Strategy Dept.
Regional Coordination & Administration Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Dept.
Legal Dept.
Research Institute
Osaka Planning & Administration Dept.
Agri-Marine Products Div.
Textile Div.
Forest Products & General Merchandise Div.
Chemicals Div.
Energy Div.
Metals & Mineral Resources Div.
Transportation & Industrial Machinery Div.
Power Projects Div.
Plant, Ship & Infrastructure Projects Div.
Information & Communication Div.
Development & Construction Div.
Finance, Logistics & New Business Div.
Iron & Steel Strategies and Coordination Dept.
Abu Dhabi Trading House Project Dept.
Domestic Branches & Offices
Overseas Branches & Offices and Overseas Corporate Subsidiaries


Number of Employees
(Non-consolidated: as of March 31, 2007)
(Persons)
5,000
4,000
3,000
2,000
1,000
0
3,914
3,747
3,586
3,562
3,677
2002
2003
2004
2005
2006
Number of Employees per Region
(Non-consolidated: as of April 1, 2007)
Other 165
Asia 262
Europe 80
North America 111
Japan 3,119

Reference Guidelines

The GRI "Sustainability Reporting Guidelines 2002" and the Ministry for the Environment's "Environmental Report Guidelines (2005 Edition)" were consulted during the compilation of this report. The following table is an index for the GRI Guidelines.

GRI CONTENT INDEX

Content		Pages
1. Vision and Strategy		
1.1	Statement of the organization's vision and strategy regarding its contribution to sustainable development	pp. 11–12, pp. 65–66
1.2	Statement by the CEO (or senior managers of equivalent status) describing the key elements of the report	pp. 3–4
2. PROFILE		
Organizational Profile		
2.1	Name of reporting organization	p. 68
2.2	Major products and/or services, including brands, if applicable	pp. 7–10, pp. 23–26, pp. 56–60, p. 64
2.3	Operational structure of the organization	pp. 7–8, pp. 63–64
2.4	Description of major divisions, operating companies, subsidiaries, and joint ventures	p. 68
2.5	Countries in which the organization's operations are located.	Back cover
2.6	Nature of ownership: legal form	p. 68
2.7	Nature of markets served	pp. 7–8, p. 12
2.8	Scale of the reporting organization	pp. 63–64, p. 68
2.9	List of stakeholders, key attributes of each, and relationships with the reporting organization	p. 12
Report Scope		
2.10	Contact person(s) for the report, including e-mail and web addresses	pp. 61–62, back cover
2.11	Reporting period (e.g., fiscal/calendar year) for information provided	p. 1
2.12	Date of the most recent previous report (if any)	p. 62
2.13	Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations in terms of scope	pp. 49–50, p. 54
Report Profile		
2.18	Criteria/definitions used in any accounting matters for economic, environmental, and social costs and benefits	p. 54
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability, which can be included in the sustainability report	p. 1
2.21	Policy and current practice with regard to providing independent assurance for the full report	p. 67
2.22	Means by which users of the report can obtain additional information and reports about economic, environmental, and social aspects of the organization's activities, including facility-specific information	pp. 61–62
3. GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
Structure and Governance		
3.1	Governance structure of the organization, including major committees under the board of directors, which are responsible for establishing strategies and for oversight of the organization	p. 13
3.3	Processes to select board members with the necessary professional knowledge to lead the organization's strategies, including environmental issues and those related to social risks and opportunities	p. 14
3.4	Board-level processes for overseeing the organization's identification and management of economic and environmental issues and the company's social risks and opportunities	p. 13
3.6	Organizational structure and key individuals responsible for the oversight, implementation, and audit of economic, environmental, social, and other related policies	p. 1, p. 13
3.7	Mission and value statements that are internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of their implementation	pp. 3 to 4, p. 11, pp. 15 to 18, p. 29, pp. 35 to 36, p. 47, pp. 65 to 66
3.8	Mechanisms for shareholders to provide recommendations or directions to the board of directors	p. 13
Stakeholder Engagement		
3.9	Basis for identification and selection of major stakeholders	p. 12
3.10	Approaches to stakeholder consultation, reported in terms of frequency of consultations by type and stakeholder group	p. 12, pp. 61 to 62, p. 64
3.12	Use of information resulting from stakeholder engagements	p. 12, p. 62
Overarching Policies and Management Systems		
3.13	Explanation of whether or not and the manner in which the precautionary approach or principle is addressed by the organization	pp. 11 to 18, pp. 47 to 54
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organization subscribes or which the organization endorses	p. 29, p. 48, pp. 69 to 70
3.16	Policies and/or systems for managing upstream and downstream impacts	pp. 11 to 18, pp. 47 to 54
3.17	Reporting the organization's approach to managing indirect economic, environmental, and social impacts resulting from the organization's activities	pp. 11 to 18, pp. 47 to 54
3.19	Programs and procedures pertaining to economic, environmental, and social performance	pp. 47 to 54, pp. 65 to 66
3.20	Status of certification pertaining to economic, environmental, and social management systems	p. 48
4. GRI CONTENT INDEX		
4.1	A table identifying the location of each element of the GRI Report Content according to section and indicator	pp. 69 to 70
5. PERFORMANCE INDICATORS		
ECONOMIC PERFORMANCE INDICATORS		
Direct Economic Impacts (Core Indicators)		
EC1.	Net sales	p. 63
EC2.	Geographic breakdown of markets	p. 64
EC10.	Donations to the community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	pp. 37 to 40

TO: CSR & Global Environment Section, Corporate Communications Department, Marubeni Corporation

Marubeni CSR Report 2007 Questionnaire

FAX +81-3-3282-2331

Thank you for reading the "Marubeni CSR Report 2007."
As a reference for preparing next year's report, please kindly fill out the questionnaire blow, and FAX it to the number indicated above. The results produced from the questionnaire will only be used in preparing the next report. Any personal information will not be used beyond the scope necessary for the above mentioned purpose.

Please check the applicable answers. ☑

Q1. From what standpoint did you read this report?

☐ Business partner ☐ Marubeni shareholder ☐ Government-related ☐ Press-related ☐ Research/education institution ☐ Financial/investment organization ☐ Person in charge of environmental affairs at a company or organization ☐ NGO/NPO ☐ Student ☐ Employee (including family members) of Marubeni Group ☐ Other [Please specify:]

Q2. For what purpose do you intend to use this report?

☐ General reference ☐ Business partner reference ☐ Investor reference
☐ Other [Please specify:]

Q3. Please evaluate this report.

Content	☐ Sufficient	☐ Average	☐ Insufficient	**Design**	☐ Good	☐ Average	☐ Poor
Length	☐ Too long	☐ Appropriate	☐ Too short	**Difficulty**	☐ Easy to understand	☐ Average	☐ Difficult to understand

Q4. Which sections of this report were particularly impressive? Please indicate the reason for your choice. (You can select more than one section.)

☐ Publication of the CSR Report 2007
☐ Message from the President
☐ Marubeni CSR Report 2007: An Overview
☐ Activities of Marubeni as a General Trading Company
☐ Value Chain in a General Trading Company

General Thoughts toward CSR

☐ Marubeni Group's Corporate Social Responsibility
☐ Corporate Governance and CSR
☐ Internal Control: The MARICO PROJECT-focused on ensuring the reliability of financial reports
☐ Permeation of a Spirit of Compliance
☐ Special Feature 1: Looking toward Future Energy
☐ Special Feature 2: Training Internationally-hired Staff in Japan

Working with Our Employees

☐ Basic Philosophy on People
☐ Creating Better Working Conditions for Employees

Working with Society

☐ Basic Principles for Social Contribution
☐ The Marubeni Foundation's Social Contributions

Toward a Better Global Environment

☐ Basic Policies on Environmental Activities
☐ Results of Initiatives for the Environment
☐ Verification of Initiatives for the Environment
☐ Environmental Accounting
☐ Marubeni's Environmental Businesses that Reduce Environmental Impact

☐ Communication Tools

Economic Activities

☐ Economic Performance
☐ Progress Status on the Mid-Term Management "'G' PLAN"
☐ A Third-Party Opinion on the CSR Report 2007
☐ Corporate Data
☐ Reference Guidelines
☐ Other

[Please specify:]

Reasons for selections:

Q5. Which parts of the report, if any, do you think should be improved, and what details should be included?

Q6. Please feel free to make any comments on this report or on Marubeni's CSR activities.

Thank you for your cooperation. Please fill in the following section (optional).

Name		Gender	Male/Female	Age	
Address					
E-mail		TEL			
Occupation/ Organization		Department/Title			

Content	Pages
ENVIRONMENTAL PERFORMANCE INDICATORS	
Core Indicators	
EN3. Direct energy use segmented by primary source	p. 50
EN5. Total water used	p. 50
EN8. Greenhouse gas emissions	p. 50
EN11. Total amount of waste by type and destination	p. 50
EN14. Significant environmental impacts of principal products and services	p. 47, pp. 55 to 60
EN16. Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties and national, sub-national, regional, and local regulations associated with environmental issues	p. 52, p. 54
Additional Indicators	
EN17. Initiatives to use renewable energy sources and increase energy efficiency	p. 50, pp. 56 to 60
EN35. Total environmental expenditures by type	p. 54
SOCIAL PERFORMANCE INDICATORS	
Labor Practices and Decent Work (Core Indicators)	
LA1. Breakdown of workforce, where possible, according to region/country, status (employee/non-employee), employment type (full time/part time), and employment contracts (indefinite or permanent/fixed term or temporary). Identification of workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segregated on the basis of region/country	p. 68
LA10. Description of equal opportunity policies or programs as well as monitoring systems to ensure compliance and results of the monitoring	p. 30, p. 32
Labor Practices and Decent Work (Additional Indicators)	
LA12. Employee benefits beyond those that are legally stipulated	pp. 31 to 32
LA13. Provision for formal worker representation in decision-making or management, including corporate governance	pp. 13 to 49
LA14. Proof of practical compliance with the "ILO Guideline on Labor safety and Health Management System"	p. 29
LA15. Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work, and the proportion of the workforce covered by any such agreements	p. 33
LA16. Description of programs to support the continued employability of employees and manage career endings	pp. 33 to 34
LA17. Specific policies and programs for skills management or for lifelong learning	pp. 33 to 34
Human Rights (Core Indicators)	
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results	pp. 29 to 30
HR4. Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	pp. 29 to 30
HR6. Description of policies (excluding child labor as defined by ILO Convention 138) and the extent to which this policy is visibly stated and applied; the description of procedures/programs to address this issue, including monitoring systems and results of monitoring	p. 29
HR7. Description of policies to prevent forced and compulsory labor and the extent to which this policy is visibly stated and applied; the description of procedures/programs to address this issue, including monitoring systems and the results of the monitoring	p. 29
Human Rights (Additional Indicators)	
HR8. Employee training on policies and practices concerning all aspects of human rights relevant to operations	pp. 29 to 30
HR9. Description of appeal practices, including, but not limited to, human rights issues	pp. 17 to 18
HR10. Description of the non-retaliation policy and the effective, confidential employee grievance system (including, but not limited to, its impact on human rights)	pp. 17 to 18
Society (Core Indicators)	
SO1. Description of policies to manage impacts on communities in areas that are affected by company activities, as well as descriptions of procedures/programs to address this issue, including monitoring systems and results of the monitoring	pp. 35 to 36
SO2. Descriptions of policies, procedures/management systems, and compliance mechanisms for organizations and employees in order to address bribery and corruption	pp. 17 to 18
SO3. Description of policies, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	pp. 17 to 18
Society (Additional Indicators)	
SO4. Awards for social, ethical, and environmental performance	p. 60
SO7. Description of policies, procedures/management systems, and compliance mechanisms for preventing anti-competitive behavior	p. 11, pp. 17 to 18
Product Responsibility (Core Indicators)	
PR1. Description of policies for preserving customer health and safety while using products and services, and the extent to which this policy is visibly stated and applied, as well as descriptions of procedures/programs to address this issue, including monitoring systems and results of the monitoring	p. 11, pp. 17 to 18
PR2. Description of policies, procedures/management systems, and compliance mechanisms related to product information and labeling	p. 11, pp. 17 to 18
PR3. Description of policies, procedures/management systems, and compliance mechanisms for consumer privacy	p. 11, p. 17
Product Responsibility (Additional Indicators)	
PR9. Description of policies, procedures/management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising	p. 11, p. 62

Mixed Sources
Product group from well-managed forests and other controlled sources
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Marubeni CORPORATION

Corporate Communications Department
1-4-2 Ohtemachi, Chiyoda-ku, Tokyo 100-8088
Tel 81-3-3282-4800 Fax 81-3-3282-2331 http://www.marubeni.com
Published July 2007

END